UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2013 (July 29, 2013)

COMMUNITY HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15925	13-3893191
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4000 Meridian Boulevard

Franklin, Tennessee 37067

(Address of Principal Executive Offices, including Zip Code)

(615) 465-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On July 29, 2013, Community Health Systems, Inc. (“CHS”), FWCT-2 Acquisition Corporation, an indirect, wholly-owned subsidiary of CHS (“Merger Sub”), and Health Management Associates, Inc. (“HMA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into HMA and HMA will become an indirect, wholly-owned subsidiary of CHS (the “Merger”).

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.01 per share, of HMA (the “HMA Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury shares of HMA and any shares of HMA Common Stock owned by CHS or any subsidiary of CHS (including Merger Sub), or HMA, and other than shares of HMA Common Stock as to which dissenters’ rights have been properly exercised) will be cancelled and converted into the right to receive (i) $10.50 in cash, without interest (the “Cash Consideration”), (ii) 0.06942 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of CHS (the “CHS Common Stock”) and (iii) one contingent value right (each, a “CVR” and collectively, the “CVRs”) issued by CHS subject to and in accordance with the CVR Agreement described below (collectively, the “Merger Consideration”).

Additionally, at the Effective Time, (i) each outstanding option to acquire shares of HMA Common Stock, whether or not then vested, will be cancelled and terminated in exchange for the right to receive a number of shares of HMA Common Stock equal to the number of shares of HMA Common Stock subject to such stock option minus the number of shares of HMA Common Stock subject to such option which, when multiplied by the per share closing price of HMA Common Stock as reported on the New York Stock Exchange the day before the Effective Time, is equal to the aggregate exercise price of such option; (ii) each outstanding restricted stock award, whether or not then vested, will vest in full and be treated as an outstanding share of HMA Common Stock; (iii) each deferred stock award that is then outstanding, whether or not then vested, will be cancelled and exchanged for a number of shares of HMA Common Stock underlying such deferred stock award so cancelled, which shares will be treated as outstanding shares of HMA Common Stock; and (iv) each performance cash award, whether or not then vested, will vest in full and be cancelled in exchange for a lump sum cash payment. Any shares of HMA Common Stock issued pursuant to the foregoing will be cancelled and converted into the right to receive the Merger Consideration at the Effective Time.

The Merger Agreement provides that HMA may not solicit competing acquisition proposals, subject to certain exceptions designed to allow the HMA board to fulfill its fiduciary duties.

The consummation of the Merger is subject to closing conditions, including the approval of holders of at least 70% of HMA’s outstanding shares, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain healthcare regulatory approvals, the absence of certain governmental adverse events occurring with respect to HMA, the absence of a “material adverse effect” with respect to HMA or CHS, no acceleration of a material amount of HMA’s debt having occurred, and other conditions customary for a transaction of this type.

The Merger Agreement also provides for certain termination rights for both CHS and HMA. Upon termination of the Merger Agreement under specified circumstances, HMA may be required to pay CHS a termination fee of $109 million. In the event either party terminates the Merger Agreement because HMA’s stockholders do not approve the Merger Agreement, HMA may be required to pay CHS a fixed amount of expense reimbursement of $40 million.

HMA and CHS each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by HMA and CHS to conduct their businesses in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about CHS, Merger Sub or HMA or to modify or supplement any factual disclosures about CHS in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of CHS, Merger Sub and HMA made solely for purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by CHS, Merger Sub and HMA in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to CHS’s SEC filings or may have been used for purposes of allocating risk among CHS, Merger Sub and HMA rather than establishing matters as facts.

CVR Agreement

Upon the closing of the Merger, CHS and a trustee mutually acceptable to CHS and HMA will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) governing the terms of the CVRs. A holder of a CVR will be entitled to receive a cash payment of $1.00 per CVR (the “CVR Payment”), following and conditioned upon the final resolution of certain legal matters involving HMA (the “Existing Litigation”). If the amount of certain specified losses (including attorneys fees and expenses) arising out of or relating to the Existing Litigation exceeds $18,000,000 (the “Deductible”), the amount paid to the CVR holders would be reduced by $0.90 for each dollar of losses in excess of the Deductible. For purposes of calculating the CVR Payment, the amount of such losses will be net of any amounts actually recovered by CHS under insurance policies. After the closing of the Merger, CHS shall control the management and disposition of the Existing Litigation, including with respect to the defense, negotiation and settlement thereof. The CVRs do not have a finite payment date.

CHS has agreed to use its reasonable best efforts to cause the CVRs to be traded on the New York Stock Exchange (“NYSE”) or Nasdaq Capital Market (“NASDAQ”) or, if unable to be listed on the NYSE or NASDAQ, on another national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board, for so long as any CVRs remain outstanding, and the closing of the Merger is conditioned on the approval of the CVRs for listing on any such exchange.

The foregoing summary of the Merger Agreement, the CVR Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the form of CVR Agreement, which are attached to this report as Exhibits 2.1 and 10.1, respectively, and are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On July 30, 2013, CHS issued a press release announcing the transaction described in Item 1.01 above. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Also furnished herewith as Exhibit 99.2 and incorporated in this Item 7.01 by reference is a presentation by CHS to investors regarding the transactions contemplated by the Merger Agreement.

Item 8.01	Other Events

In connection with the Merger, Bank of America and Credit Suisse have committed to provide debt financing for the transaction, consisting of $750,000,000 of senior secured 2016 term loan and $1,510,000,000 2020/2021 term loan facilities, up to a $2,205,000,000 secured bridge loan facility and a $2,375,000,000 unsecured bridge loan facility (minus cash proceeds from notes issued on or prior to the closing date and other specified amounts as agreed). The obligations of Bank of America and Credit Suisse to provide this debt financing are subject to a number of customary conditions, including, without limitation, execution and delivery of certain definitive documentation. Although CHS has received commitments to refinance loans and commitments under its existing credit agreement, CHS will use commercially reasonable efforts to obtain an amendment to its existing credit agreement in order to, among other items, increase the leverage ratio financial maintenance covenant. The Merger Agreement requires CHS to use its reasonable best efforts to obtain the financing on the terms and conditions described in the financing commitments. The obligation of CHS and Merger Sub to consummate the Merger is not subject to a financing condition.

Forward Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; the outcome of government investigations and third party litigation involving both CHS and HMA; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

Important Information and Where to Find It

CHS intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”) and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 29, 2013, by and among Health Management Associates, Inc., Community Health Systems, Inc. and FWCT-2 Acquisition Corporation.

10.1	Form of Contingent Value Rights Agreement.

99.1	Joint Press Release of Community Health Systems, Inc. and Health Management Associates, Inc., dated July 30, 2013, announcing the Merger Agreement.

99.2	Investor Presentation, dated July 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. (Registrant)

Date: July 30, 2013	By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board, President and Chief Executive Officer (principal executive officer)

	By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director (principal financial officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 29, 2013, by and among Health Management Associates, Inc., Community Health Systems, Inc. and FWCT-2 Acquisition Corporation.

10.1	Form of Contingent Value Rights Agreement.

99.1	Joint Press Release of Community Health Systems, Inc. and Health Management Associates, Inc., dated July 30, 2013, announcing the Merger Agreement.

99.2	Investor Presentation, dated July 30, 2013.

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of July 29, 2013,

by and among

HEALTH MANAGEMENT ASSOCIATES, INC.

COMMUNITY HEALTH SYSTEMS, INC.

and

FWCT-2 ACQUISITION CORPORATION

- i -

TABLE OF CONTENTS

(continued)

- ii -

TABLE OF CONTENTS

(continued)

- iii -

INDEX

Acceptable Confidentiality Agreement	72
Action	72
Adverse Recommendation Change	45
Affiliate	72
Agreement	1
Alternate Financing	58
Alternative Proposal	48
Applicable Law(s)	73
Benefit Period	62
Business Day	73
Capitalization Date	11
Cash Consideration	3
Certificate	3
Certificate of Merger	2
Closing	1
Closing Date	1
Code	73
Collective Bargaining Agreement	73
Commitment Letter	35,59
Company	1
Company Benefit Plans	17
Company Board	1
Company By-laws	10
Company Capital Stock	11
Company Charter	10
Company Common Stock	2
Company Convertible Notes	11
Company Deferred Stock Award	73
Company Disclosure Letter	9
Company Equity Award Consideration	73
Company Indemnified Parties	55
Company Material Adverse Effect	73
Company No-Vote Termination Fee	69
Company Performance Cash Award	73
Company Preferred Stock	11
Company Provider	73
Company Recommendation	10
Company Restricted Stock Award	73
Company Rights Plan	73
Company SEC Documents	13
Company Securities	12
Company Stock Option	73
Company Stock Plans	74
Company Stockholder Approval	10

Company Stockholders Meeting	10
Company Systems	24
Confidentiality Agreement	52
Continuing Employee	62
Contract	74
CVR	3
CVR Agreement	1
CVR Certificate	3
CVR Consideration	3
Debt Tender Offer	60
Debt Tender Offers	60
Delaware Courts	83
DGCL	1
Dissenting Shares	7
DOJ	74
Effective Time	2
End Date	67
Environmental Laws	74
ERISA	74
ERISA Affiliate	74
Exchange Act	74
Exchange Fund	4
Exchange Ratio	3
Existing Litigation	74
Facility	74
Financing	57,59
Financing Sources	74
Form S-4	22
FTC	75
GAAP	75
Government Sponsored Health Care Programs	75
Governmental Entity	75
Health Care Laws	75
Health Care Programs	76
Hospitals	76
HSR Act	76
Indebtedness	76
Intellectual Property Rights	76
Intervening Event	48
Intervening Event Recommendation Change	46
IRS	17
Knowledge	77

- iv -

INDEX

(continued)

Leased Real Property	77
Leases	77
Legal Restraints	65
Lenders	35
Letter of Transmittal	4
Lien	77
Marketing Period	77
Material Adverse Effect	78
Maximum Amount	56
Merger	1
Merger Consideration	3
Merger Sub	1
NYSE	79
Order	79
Owned Real Property	79
Parent	1
Parent Board	1
Parent By-laws	28
Parent Capital Stock	29
Parent Charter	28
Parent Common Stock	3
Parent Contract	36
Parent Credit Agreement	79
Parent Disclosure Letter	28
Parent Material Adverse Effect	79
Parent Preferred Stock	29
Parent Provider	79
Parent Restricted Shares	29

Parent SEC Documents	32
Parent Securities	30
Parent Stock Options	29
Paying Agent	4
Permits	79
Permitted Liens	80
Person	80
Provider(s)	80
Proxy Statement	49
Regulatory Laws	80
Related Persons	27
Required Antitrust Approvals	13
Required Information	59
SEC	81
Securities Act	81
Series A Preferred Stock	11
Stock Consideration	3
Subsidiary	81
Superior Proposal	48
Surviving Company	1
Takeover Laws	11
Tax Returns	81
Taxes	81
Termination Fee	69
Transaction Litigation	64
Trust Indenture Act	31
Trustee	1
Withdrawal Liability	81

- v -

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 29, 2013, by and among Health Management Associates, Inc., a Delaware corporation (the “Company”), Community Health Systems, Inc., a Delaware corporation (“Parent”), and FWCT-2 Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, the board of directors of Parent (the “Parent Board”), the board of directors of the Company (the “Company Board”) and the board of directors of Merger Sub have approved and declared advisable this Agreement and the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe various conditions to the Merger; and

WHEREAS, as of or prior to the Closing, Parent and a trustee mutually agreeable to Parent and the Company (the “Trustee”) will enter into a Contingent Value Rights Agreement substantially in the form attached hereto as Exhibit A (the “CVR Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”). The Merger shall have the effects set forth in the applicable provisions of the DGCL.

Section 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York, 10022 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the third (3rd) Business Day following the satisfaction or, to the extent permitted by Applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. Notwithstanding anything herein to the contrary and notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing), the Closing shall take place instead on the earlier to occur of (a) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (b) the last day of the Marketing Period, but in each case subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions set forth in Article VII.

Section 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and at or prior to the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04. Certificate of Incorporation and By-Laws. At the Effective Time, (i) the Company Charter shall be amended in the Merger to be the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Health Management Associates, Inc.”) and until thereafter further amended in accordance with its terms and as provided by the DGCL, shall be the amended and restated certificate of incorporation of the Surviving Company, and (ii) the Company By-laws shall be amended in the Merger to read as the by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Company shall be “Health Management Associates, Inc.”), and as so amended shall be the by-laws of the Surviving Company until thereafter amended in accordance with its terms and as provided by the DGCL or in the amended and restated certificate of incorporation or by-laws of the Surviving Company.

Section 1.05. Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Class A common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Company.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries.

(i) Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of common stock of the Surviving Company such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Conversion of Company Common Stock. Subject to Section 2.02 and Section 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled or converted into shares of the Surviving Company in accordance with Section 2.01(b) and Dissenting Shares) shall be cancelled and extinguished and converted into the right to receive (i) 0.06942 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) (the “Stock Consideration”), (ii) $10.50 per share in cash (the “Cash Consideration”), and (iii) one contingent value right (a “CVR”) issued by Parent subject to and in accordance with the CVR Agreement (the “CVR Consideration” and, together with the Stock Consideration and the Cash Consideration, the “Merger Consideration”) payable to holder thereof, without interest or dividends thereon, less any applicable withholding of Taxes. Each CVR issued as CVR Consideration hereunder will be substantially in the form attached as Annex A to the CVR Agreement (the “CVR Certificate”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02(d), without interest and subject to any applicable withholding of Taxes. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio will be appropriately adjusted to provide to Parent and the holders of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and other awards under the Company Stock Plans the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Stock Options and other awards made under the Company Stock Plans, any such adjustments shall be made in accordance with the applicable Company Stock Plan.

(d) Company Convertible Notes. The Company Convertible Notes issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding unless converted prior to the Effective Time, and shall be treated in accordance with the terms of the indenture governing such Company Convertible Notes following the Effective Time; provided, however, that upon the request of Parent, the Company shall cause the Company Convertible Notes to be settled for an amount in cash calculated in accordance with the terms of the indenture governing the Company Convertible Notes. Parent shall provide or cause to be provided all funds necessary to pay any such settlement of the Company Convertible Notes.

Section 2.02. Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or immediately following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, in trust with the Exchange Agent for the benefit of the holders of Company Common Stock, (i) certificates representing the shares of Parent Common Stock to be issued as Stock Consideration (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued), (ii) by wire transfer of immediately available funds, an amount in cash sufficient to pay the aggregate Cash Consideration and any cash in lieu of fractional shares pursuant to Section 2.02(f), and (iii) CVR Certificates representing the aggregate number of CVRs issuable pursuant to the CVR Agreement (all such Parent Common Stock, cash and CVR Certificates deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”).

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock immediately prior to the Effective Time a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall be in such form and have such other provisions as Parent may specify, subject to the Company’s approval (such approval not to be unreasonably withheld, conditioned or delayed), and shall be prepared prior to the Closing), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the holder of such shares shall be entitled to receive in exchange therefor (x)

the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01 and (y) any cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration (and cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.02(d)) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c) (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the Cash Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other Applicable Law, following surrender of such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and (ii) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock and CVR Certificates issued and cash paid in accordance with the terms of this Article II, upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(d) or Section 2.02(f)), shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the closing price of a share of Parent Common Stock on the NYSE on the last trading day immediately preceding the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company (subject to any applicable abandoned property, escheat or similar law) for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to Section 2.02(d), in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent, or any of their respective Representatives, shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund if and as directed by Parent. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any stockholder of the Company to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.

(j) Withholding Rights. Each of Parent, the Company, the Surviving Company and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and/or Company Performance Cash Awards pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable tax law. Amounts so withheld and timely paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Stock Consideration and pay the Cash Consideration, any cash in lieu of fractional shares and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

Section 2.03. Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled and converted into the right to receive the Merger Consideration as provided in Section 2.01(c), and the holders of Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any holder of Company Common Stock fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or other Applicable Law, then any such holder’s shares of Company Common Stock shall be deemed to have been cancelled and converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.01(c) without interest or dividends thereon, less any applicable withholding of Taxes. The Company shall promptly notify Parent of any written demands received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.04. Treatment of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) will take all actions reasonably requested by Parent to give effect to this Section 2.04 (including using reasonable best efforts to obtain any necessary participant consents, determinations and/or resolutions of the Company Board or a committee thereof). In addition to the foregoing, prior to the Effective Time, the Company shall terminate all equity incentive plans of the Company, effective not later than immediately prior to the Effective Time. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(a) Treatment of Company Stock Options. Immediately prior to the Effective Time, each Company Stock Option that is then outstanding (whether vested or unvested) that has not been exercised as of the Effective Time shall cease to be exercisable and shall be cancelled and, in consideration for such cancellation, each holder thereof shall be entitled to receive from the Surviving Company that number of whole and fractional shares of Company Common Stock equal to (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time minus (ii) the number of shares of Company Common Stock subject to such Company Stock Option which, when multiplied by the per share closing price of Company Common Stock as reported on the NYSE the day before the Effective Time, is equal to the aggregate exercise price of such Company Stock Option. Any such whole shares of Company Common Stock shall be treated as issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 2.01(c)) and any Merger Consideration payable with respect thereto shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any). An amount equal to the value of any such fractional shares of Company Common Stock shall be paid by the Company to the holder in cash as promptly as practicable after Closing based on the Fair Market Value (as such term is defined in the applicable Company Stock Plan) of Company Common Stock as of immediately prior to the Effective Time. In the event that the per share exercise price of any Company Stock Option is equal to or is greater than the per share closing price of Company Common Stock as reported on the NYSE the day before the Effective Time, such Company Stock Option shall be cancelled without payment therefor and shall have no further force or effect.

(b) Treatment of Company Restricted Stock Awards. Immediately prior to the Effective Time, each share of Company Common Stock that is subject to a Company Restricted Stock Award that is then outstanding (whether vested or unvested) shall vest in full (assuming, in the case of Company Restricted Stock Awards that are subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and, at the Effective Time, shall be treated as an outstanding share of Company Common Stock for purposes of Section 2.01(c). Any Merger Consideration payable with respect to shares of Company Common Stock subject to Company Restricted Stock Awards shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any) and, notwithstanding anything to the contrary herein, any Merger Consideration payable with respect to shares of Company Common Stock subject to Company Restricted Stock Awards granted pursuant to the 2006 Outside Director Restricted Stock Award Plan shall be paid in cash as required by the terms of such plan or the award agreements issued thereunder.

(c) Treatment of Company Deferred Stock Awards. Immediately prior to the Effective Time, each Company Deferred Stock Award that is then outstanding (whether vested or unvested) shall vest in full (assuming, in the case of Company Deferred Stock Awards that are subject to performance-based vesting, that the performance goals are satisfied at a level of 100%) and shall be cancelled and, in consideration for such cancellation, each holder thereof shall be entitled to receive from the Company that number of shares of Company Common Stock underlying such Company Deferred Stock Award so cancelled and, at the Effective Time, such shares of Company Common Stock shall be treated as an outstanding share of Company Common Stock for purposes of Section 2.01(c). Any Merger Consideration payable with respect to Company Deferred Stock Awards shall be paid out of the Exchange Fund in accordance with Section 2.02 (less applicable withholding taxes, if any). Any dividend equivalent distributions that are accrued pursuant to the terms of any Company Deferred Stock Award that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable after Closing.

(d) Treatment of Company Performance Cash Awards. Immediately prior to the Effective Time, each Company Performance Cash Award that is then outstanding (whether vested or unvested) shall vest in full and shall be cancelled in exchange for a lump sum cash payment determined as if the applicable performance objectives had been achieved at a level of 100%, less applicable Taxes required to be withheld with respect to such payment.

(e) Taxes. The Company shall withhold from the shares of Company Common Stock otherwise deliverable to each applicable participant in the Company Stock Plans pursuant to this Section 2.04 a number of shares of Company Common Stock having a value, determined based on the value of the Merger Consideration as of the Closing, equal to the amount of Taxes that is required to be withheld in respect of the transactions contemplated by this Section 2.04. The Company shall withhold from the cash amount otherwise deliverable to each applicable participant in the Company Stock Plans pursuant to Section 2.04(d) a cash amount having a value equal to the amount of Taxes that is required to be withheld in respect of the transactions contemplated by this Section 2.04.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent that, except (i) as disclosed in the Company SEC Documents or any other report, schedule, form, statement, prospectus or other document (in each case excluding exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2012 and publicly available prior to the date of this Agreement (other than any risk factor disclosures contained in the “Risk Factors” section thereof, or other cautionary or predictive statements therein) or (ii) in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 3.01. Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except in the case of the Company and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect. A true, correct and complete list of all the Subsidiaries of the Company, identifying (i) the name, jurisdiction of incorporation or organization, and type of entity of each such Subsidiary, (ii) the number and type of the outstanding share capital or other equity or similar interests of each such Subsidiary, (iii) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries and (iv) the percentage of the outstanding share capital or other equity or similar interests of each such Subsidiary owned by any other Person in each such Subsidiary, is set forth on Section 3.01(a) of the Company Disclosure Letter.

(b) The Company has delivered or made available to Parent, prior to execution of this Agreement, true, correct and complete copies of (i) the restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”), and (ii) the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 3.02. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the adoption of this Agreement by holders of not less than seventy percent (70%) of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting or any adjournment or postponement thereof (provided that at least a majority in voting power of the shares of Company Common Stock are represented in person or by proxy at such meeting or any adjournment or postponement thereof) (the “Company Stockholder Approval”). The Company Board has by resolutions duly adopted (i) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (iii) declared this Agreement advisable, and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), and, subject to Section 5.02, such resolutions have not been withdrawn, amended or modified. The Company Board has directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement (the “Company Stockholders Meeting”). Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board has taken all actions necessary to (a) render the Company Rights Plan inapplicable to this Agreement and the transactions contemplated hereby and (b) ensure that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as such term is defined in the Company Rights Plan) pursuant to the Company Rights Plan solely as a result of the Merger Agreement and the transactions contemplated thereby, (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the Company Rights Plan) does not occur, in each case, as a result of the adoption, approval, execution or delivery of the Merger Agreement or the consummation of the Merger Agreement and (iii) the “Final Expiration Date” (as defined in the Company Rights Plan) shall be extended to the earlier of May 24, 2014 or immediately prior to the Effective Time. Assuming the representation and warranty set forth in Section 4.16 is true and correct, the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation (collectively, “Takeover Laws”) applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on July 26, 2013 (the “Capitalization Date”), (i) 260,214,660 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 9,605,006 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 1,269,914 shares were reserved and available for issuance upon exercise of outstanding Company Stock Options, (B) 1,020,174 shares were potentially issuable upon the vesting or settlement of outstanding Company Restricted Stock Awards, and (C) 7,314,918 shares were potentially issuable upon the vesting or settlement of outstanding Company Deferred Stock Awards, and (iv) 1,000,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and have been reserved for issuance upon the exercise of the rights distributed to the Company stockholders pursuant to the Company Rights Plan. Section 3.03(a) of the Company Disclosure Letter sets forth all issued and outstanding Company Performance Cash Awards granted under the Company Stock Plans.

(b) Except as set forth in Section 3.03(a) and this Section 3.03(b), and other than the Company’s 3.75% Convertible Senior Subordinated Notes due 2028 (the “Company Convertible Notes”), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, convertible debt, rights, interests or other commitments or agreements relating to any right (contingent or otherwise) to acquire from the Company or any Subsidiary of the Company, or relating to any obligation (contingent or otherwise) of the Company or any Subsidiary of the Company to issue or sell, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations (contingent or otherwise) of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, convertible debt, right, interest, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other obligations (contingent or otherwise) by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”).

(c) Other than the indenture governing the Company Convertible Notes, there are no outstanding agreements of any kind that relate to any obligation (contingent or otherwise) of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Company Stock Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards, Company Performance Cash Awards or other equity awards) or (ii) grant, extend or enter into any agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities. None of the outstanding Company Securities have been issued or granted in contemplation of or in connection with the Merger or the other transactions contemplated by this Agreement.

(d) Each outstanding share of capital stock of, or other equity or voting interest in, each Subsidiary of the Company is (i) owned, directly or indirectly, beneficially and of record, by the Company, (ii) duly authorized, validly issued, fully paid and non-assessable, (iii) free and clear of all Liens, (iv) not subject to any preemptive rights or any other restriction (including any restriction on the right to vote, transfer, sell or otherwise dispose of such outstanding Company Securities) and (v) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under any provision of Applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound. No Subsidiary of the Company owns, directly or indirectly, any Company Capital Stock.

Section 3.04. Governmental Authorization; Non-contravention. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent, approval, authorization or other action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Regulatory Law (including the expiration or termination of the applicable waiting periods under the HSR Act, the “Required Antitrust Approvals”), (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of the Proxy Statement), and any other applicable U.S. state or federal securities laws, and (iv) consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Charter, the Company By-laws or the comparable organizational documents of the Subsidiaries of the Company, (ii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected, (iii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Stockholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents (including consents required by Contract), approvals, variances, exemptions or orders affecting, or relating in any way to, the properties, assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05. Company SEC Documents. (a) The Company has publicly filed with or publicly furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2010, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Section 3.05 of the Company Disclosure Letter, the Company has delivered or made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company or any Subsidiary of the Company, on the other hand, since January 1, 2010. Except as disclosed on Section 3.05(a) of the Company Disclosure Letter, none of the Company SEC Documents is the subject of SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) The consolidated financial statements of the Company (including the related notes) included or incorporated by reference in the Company SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments which would not, individually or in the aggregate, be material to the Company and the Subsidiaries of the Company, taken as a whole).

(c) The Company has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. No significant deficiency, material weakness or fraud (i) in the design or operation of the Company’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since January 1, 2010. The Company has made available to Parent true, correct and complete copies of all material correspondence among management, the Company’s independent auditors and the audit committee of the Company Board that relates to any of the matters contemplated by clauses (i) or (ii) of this Section 3.05(c).

(d) Neither the Company nor any Subsidiary of the Company has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Document.

Section 3.06. Absence of Certain Changes or Events. From March 31, 2013 to the date of this Agreement, (i) there has not been a Company Material Adverse Effect, (ii) the business of the Company and the Company’s Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (iii) neither the Company nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the Effective Time, would constitute a breach of clauses (i), (ii), (vii), (x), (xiv) or (xvi) of Section 5.01(a).

Section 3.07. No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after March 31, 2013 in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 3.08. Taxes. (a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) each of the Company and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed by it (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects;

(ii) each of the Company and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any of its Subsidiaries which deficiency has not been paid, other than any deficiency which is being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP;

(iv) the Tax Returns of the Company and its Subsidiaries have been examined by the IRS or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all years to and including the year ending January 3, 2009;

(v) neither the Company nor any of its Subsidiaries has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(vi) neither the Company nor any of its Subsidiaries has liability for a material amount of Taxes of another person (other than the Company or any Subsidiary) pursuant to Treasury Regulation Section 1.1502-6 or any comparable provision of Applicable Law;

(vii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of the Company or any of its Subsidiaries, and there is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes;

(viii) within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to be governed by Section 355 of the Code; and

(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Law).

Section 3.09. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is, or has been in the past two years, the subject of any material litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law), grievance or other violation of state or federal labor Law, or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization or other employee representative as to wages or conditions of employment. Except as set forth on Section 3.09 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any Collective Bargaining Agreement or subject to any material bargaining order, injunction or other material Order relating to the Company’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job Action or labor dispute involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and there has been no such Action or dispute in the past five years. To the Knowledge of the Company, in the past five years, there has not been any attempt by employees of the Company or any of its Subsidiaries or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of the Company or any of its Subsidiaries. The employment of each employee of the Company or any of its Subsidiaries is terminable at will by the relevant Company entity without any penalty, liability or severance obligations. With respect to this transaction, any notice required under any Law or Collective Bargaining Agreement has been or prior to Closing will be supplied, and any bargaining obligations with any employee representative have been or prior to Closing will be satisfied.

(b) To the Knowledge of the Company, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other Applicable Laws related to United States immigration and Applicable Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(c) Within the past six months, neither the Company nor any of its Subsidiaries has implemented any plant closings or employee layoffs requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law.

Section 3.10. Benefits Matters; ERISA Compliance.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all material Company Benefit Plans other than any immaterial consulting agreements. The Company has made available to Parent true, correct and complete copies, to the extent applicable, of (i) the plan document or, with respect to unwritten plans, a written description of all material Company Benefit Plans, (ii) the most recent annual report on Form 5500 and all schedules thereto filed with the Internal Revenue Service (the “IRS”) with respect to each material Company Benefit Plan, (iii) the most recent summary plan description for each material Company Benefit Plan, (iv) each trust agreement, group annuity contract or other funding mechanism relating to any material Company Benefit Plan, (v) the most recent financial statements and actuarial reports for each material Company Benefit Plan, (vi) the most recent IRS determination letter or opinion letter in respect of each material Company Benefit Plan, and (vii) the most recent nondiscrimination or compliance testing report for each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other material bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, stock purchase, stock option, restricted stock, severance, retention, change in control, disability, vacation, death benefit, hospitalization, paid time off, medical, fringe benefit or other plans, programs or arrangements providing, or designed to provide, benefits to any current or former directors, officers or employees of the Company or any of its Subsidiaries, or otherwise with respect to which the Company or any of its Subsidiaries has or could reasonably expect to have liability and (B) all employment, material consulting, separation, severance, retention, change of control or termination agreements between the Company or any of its Subsidiaries and any current or former directors, officers, independent contractors or employees of the Company or any of its Subsidiaries.

(b) All Company Benefit Plans which are intended to be qualified under Section 401(a) of the Code, have been the subject of or have timely applied for, as of the date of this Agreement, determination letters from the IRS to the effect that such Company Benefit Plans are so qualified, and, to the Knowledge of the Company, no such determination letter has been revoked nor has revocation been threatened nor have any events occurred since the date of such letter which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Letter, neither the Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates has in the last six years contributed or has been obligated to contribute to, nor do any of them have any liability with respect to, any “employee pension plans”, as defined in Section 3(2) of ERISA, subject Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 4001(a)(3) of ERISA. With respect to each Company Benefit Plan set forth on Section 3.10(c) of the Company Disclosure Letter, (i) the Company, its Subsidiaries and their respective ERISA Affiliates have complied in all material respects with the minimum funding requirements of Sections 412 of the Code and 302 of ERISA, and there have been no applications for variance from minimum funding standards (as described in Section 412(c) of the Code or Section 302(c) of ERISA), (ii) there have been no material violations of the applicable benefits restrictions under Section 436 of the Code, (iii) no lien on the assets of the Company, its Subsidiaries or their respective ERISA Affiliates has arisen under ERISA or the Code, nor is such lien expected to arise, (iv) no event described in Section 4043 (excluding events with respect to which reporting was waived) or 4062(e) of ERISA nor any transaction described in Section 4069 of ERISA has occurred or is reasonably expected to occur, and (v) all premiums described in Section 4006 of ERISA payable to the Pension Benefit Guaranty Corporation under Section 4007 of ERISA have been timely paid. Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates is party to any agreement intended to comply with Section 4204 of ERISA.

(d) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or Applicable Law for which the covered individual pays the full cost of coverage).

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been administered in accordance with its terms and is in compliance with ERISA (if applicable), the Code and all other Applicable Laws, and the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(f) There are no pending or, to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) by or on behalf of any participant in any of the Company Benefit Plans, any Governmental Entity, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, except, in each case, for those that would not reasonably be expected to have a Company Material Adverse Effect.

(g) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Company Benefit Plan; (ii) increase any benefits under any Company Benefit Plan; (iii) result in any payment becoming due to a current employee or former employee of the Company or any Subsidiary of the Company or (iv) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be nondeductible by reason of Section 280G of the Code. Except as set forth on Section 3.10(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will have any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(h) All material contributions required to be made to any Company Benefit Plan by Applicable Law or the terms of the Company Benefit Plan for any period through the date hereof have been timely made or, to the extent not required to be made on or before the date hereof, have been accrued on the financial statements set forth in the Company SEC Documents to the extent required under GAAP.

Section 3.11. Litigation. Section 3.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all material Actions that are, or since January 1, 2011 have been, pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individuals capacity as such, or any property or asset of any of the foregoing, or any Order to which the Company or any of its Subsidiaries is subject. Except as set forth on Section 3.11 of the Company Disclosure Letter, as of the date hereof, there are no material Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individuals capacity as such, or any property or asset of any of the foregoing, or any Order to which the Company or any of its Subsidiaries is subject.

Section 3.12. Compliance with Applicable Laws; Permits. Except as set forth on Section 3.12 of the Company Disclosure Letter, the Company and each of its Subsidiaries (a) are, and have been since January 1, 2011, in compliance in all material respects with all Applicable Laws, Orders and Permits applicable to the Company and its Subsidiaries, (b) to the Knowledge of the Company, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any material violation of any such Applicable Law or Order, and (c) are in compliance in all material respects with the applicable listing, corporate governance and other rules and regulations of the NYSE. The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses in all material respects as currently conducted and no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement except where the failure to be effective would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

Section 3.13. Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and the Company Plans) that:

(i) is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) is an employment agreement, severance agreement or similar employee termination arrangement (except for any such agreement or arrangement with a physician) that is not terminable by the Company or any of its Subsidiaries without an obligations to provide or pay severance;

(iii) (A) requires the consent of the other party upon a change in control of the Company the failure of which to obtain upon a change in control of the Company would be material to the Company and its Subsidiaries or (B) provides for payments of at least $2,000,000 by the Company that are conditioned, in whole or in part, on a change in control of the Company;

(iv) is material and is with any of the Company’s or its Subsidiaries’ directors or officers;

(v) is a Collective Bargaining Agreement with any labor organization;

(vi) is a Contract with a physician, any Related Person of any physician, or any source of referrals to any Facility;

(vii) relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture, limited liability company, partnership or other similar arrangement;

(viii) relates to Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000, other than Indebtedness solely between or among any of the Company and any of its wholly owned or majority owned Subsidiaries;

(ix) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $5,000,000 (A) that was entered into after January 1, 2011, (B) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $1,000,000, or (C) pursuant to which any indemnification payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $5,000,000;

(x) is a provider agreement with a Government Sponsored Health Care Program assumed by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries has otherwise succeeded as a party, in connection with the acquisition of any Hospital (whether directly or indirectly and whether by acquisition of stock or assets) since December 31, 2009, whether or not the parties to the acquisition transaction intended that liabilities under such provider agreement (including with respect to overpayments and Federal False Claims Act liabilities for claims submitted) be excluded from such acquisition or otherwise be retained by the seller (Section 3.13(a)(x) of the Company Disclosure Letter sets forth, with respect to any provider agreement described in this clause (xi), (i) all applicable limitations on indemnification for liabilities under such provider agreement (including any indemnification provisions contained in any acquisition agreement relating to any such provider agreement) and (ii) any claims that have been submitted or paid under such indemnification obligations, in each case, prior to the date of this Agreement);

(xi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of any guarantee by the Company or any of its Subsidiaries;

(xii) is (or contains provisions described in this clause (xiii) that are or would reasonably be expected to be) material to the business of the Company and its Subsidiaries, taken as a whole, and contains provisions that (a) prohibit the Company or any of its Subsidiaries or any person that controls, or is under common control with, the Company from competing in or conducting any line of business, (b) grants a right of exclusivity or “most favored nation” right to any Person, (c) grants to any Person any right of first offer or right of first refusal or exclusivity, (d) contains “non-solicitation”, “no hire”, “non-compete” or similar provisions which restrict the Company or any of its Subsidiaries from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees, or (e) otherwise prevents the Company or any of its Subsidiaries from entering any territory, market or field or freely engaging in business anywhere in the world;

(xiii) obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure, or to make aggregate payments under any lease of capital equipment, in excess of $2,500,000;

(xiv) relates to a joint venture, partnership or other similar arrangement;

(xv) relates to the development, or the use or exploitation, or the restriction on the use or exploitation, of (in each of the foregoing cases, for or by or on behalf of the Company) any Intellectual Property that is material to the Company’s or any of its Subsidiaries’ businesses (other than licenses for unmodified, commercially-available, off-the-shelf software available on standard terms for a fee of no more than $1,000,000 annually or in the aggregate); or

(xvi) would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of $2,500,000 or more per any twelve-month period and is not otherwise covered by the above clauses of this Section 3.13(a).

(b) All Material Contracts are valid and binding against the Company and/or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, the other parties thereto, and are in full force and effect (except those that expire or are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Material Contract, except such challenges which would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received notice of any violation, default, termination, failure to renew, or cancellation of any Material Contract, except for those violations and defaults which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14. Real and Personal Properties. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have (i) good, marketable and valid fee simple title to all of their respective Owned Real Property, in each case free and clear of all Liens except Permitted Liens, and there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, (ii) good, marketable and valid title to, valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned, leased or otherwise used, as applicable, by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold interests in all of their respective Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens. With respect to each of the Leases, and except as would not reasonably be expected to be material and adverse to the Company: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Company’s or its Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed; (iii) neither the Company nor its Subsidiary nor any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iv) the Company or its Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein.

Section 3.15. Information Supplied; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 in connection with the issuance by Parent of the Stock Consideration and the CVR Consideration, in which the Proxy Statement will be included (together with all amendments and supplements thereto, the “Form S-4”) will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company or the stockholders of Parent, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.16. Intellectual Property.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Letter, to the Knowledge of the Company, the Company and its Subsidiaries own, or have the right to use pursuant to a valid license, all material Intellectual Property necessary for or used or held for use in, the operation of their businesses as currently conducted, free and clear of all Liens, other than Permitted Liens.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) patented or registered, or applications for registration of, Intellectual Property (including domain names), and (ii) (A) unregistered trademarks or service marks (including logos), and (B) material proprietary software of the Company or its Subsidiaries (that, with respect to each of clauses (ii)(A) and (B), are material to the conduct of the business of the Company or any of its Subsidiaries), that, in each case, is owned by the Company or any of its Subsidiaries. Except as set forth on Section 3.16(b) of the Company Disclosure Letter, to the Knowledge of the Company, all of the Intellectual Property owned by the Company or its Subsidiaries and necessary for or used or held for use in the operation of their businesses as currently conducted is valid, enforceable, has been duly maintained and is in full force and effect, except as would not be material to the business of the Company and its Subsidiaries.

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Letter, to the Knowledge of the Company, (i) the conduct of the businesses of the Company and its Subsidiaries has not materially infringed upon, misappropriated or otherwise violated any valid and enforceable Intellectual Property of any Person during the last six (6) years in any material respect, (ii) no other Person has infringed upon, misappropriated or otherwise violated any material Intellectual Property owned or licensed by the Company or any of its Subsidiaries during the last three (3) years in any material respect, and (iii) no material Intellectual Property owned or licensed by the Company or any of its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted is being used by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice or written threat except in connection with Actions commenced against the Company or any of its Subsidiaries before January 1, 2010 from any Person, there are no pending Actions against the Company or any of its Subsidiaries and, to the Knowledge of the Company, none have been commenced against the Company or any of its Subsidiaries since January 1, 2010, (A) asserting the material infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any material Intellectual Property.

(e) Except as set forth on Section 3.16(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has sent any written notice or written threat except in connection with Actions commenced against any Person before January 1, 2010, to any Person, and there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since January 1, 2010, (A) asserting the infringement, misappropriation or other violation of any material Intellectual Property or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any Person with respect to, any Intellectual Property; except in the ordinary course and as would not be material to the business of the Company and its Subsidiaries, taken as a whole.

(f) To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries is subject to any Order restricting the rights of the Company or any of its Subsidiaries with respect to any of the material Intellectual Property owned or licensed by the Company or its Subsidiaries that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, or restricting the conduct of the business of the Company or any of its Subsidiaries as currently conducted in order to accommodate a Person’s rights to Intellectual Property, nor (ii) is any Action for any of the foregoing pending that has been commenced since January 1, 2010 (nor has the Company or any of its Subsidiaries received any written notice or written threat since January 1, 2010, except in connection with Actions that have commenced before January 1, 2010) against the Company or any of its Subsidiaries seeking any such Order.

(g) Except as set forth on Section 3.16(g) of the Company Disclosure Letter, the Company and its Subsidiaries have taken all commercially reasonable actions necessary to prosecute and maintain the material Intellectual Property owned by the Company or its Subsidiaries, including the registrations and applications for registration set forth on Section 3.16(a) of the Company Disclosure Letter, and has had all of its employees, consultants and independent contractors enter into agreements with the Company or its Subsidiary (i) to protect and maintain confidential information, and (ii) with respect to any such Persons who have been involved in the development of any material Intellectual Property for the Company or any of its Subsidiaries, to secure ownership of such Intellectual Property, except as would not be material to the business of the Company and its Subsidiaries taken as a whole.

(h) The Company and each of its Subsidiaries that own or operate one or more Hospitals, or that employ or otherwise engage physician Providers to perform services on its behalf, have and use “Certified EHR Technology,” as defined in 45 CFR § 170.102, as necessary and appropriate to claim incentive payments under 42 CFR Part 495. To the Knowledge of the Company, in the last eighteen (18) months, there have been no failures, breakdowns or other material adverse events affecting any of the information technology systems and networks, including the software, firmware, hardware, interfaces, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) that have caused a substantial disruption or substantial interruption in or to the use of such Company Systems in any material respect. The Computer Systems are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted (including as to capacity, scalability and ability to process current peak volumes in a timely manner), except as would not be material to the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity policies, plans and procedures.

Section 3.17. Agreements with Governmental Entities. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other Order or enforcement Action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any material civil money penalty by, any Governmental Entity (other than a taxing authority, which is covered by Section 3.08).

Section 3.18. Environmental Matters. (a) The Company and each of its Subsidiaries are, and since January 1, 2011 have been, in compliance in all material respects with all Environmental Laws applicable to the Company and its Subsidiaries or their real property; (b) the Company and its Subsidiaries hold, and since January 1, 2011 have held, and comply, and since January 1, 2008 have complied, in all material respects, with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses or the occupancy of their real property; (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, and neither the Company nor any of its Subsidiaries are the subject of any Action by any Person, in each case regarding any actual or alleged material non-compliance by the Company or any of its Subsidiaries with any Environmental Law or material liability or potentially material liability of the Company or any of its Subsidiaries under any Environmental Law; (d) neither the Company nor any of its Subsidiaries, nor any of their respective predecessors, have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or permitted exposure of any Person to any hazardous substance or petroleum, or owned or operated any property or facility contaminated by any hazardous substance or petroleum, in each case so as would give rise to the Company or its Subsidiaries incurring any unaccrued and material liabilities pursuant to Environmental Laws; and (e) except for any Real Property Leases, credit agreements or service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to any liability of another Person that relates to Environmental Laws.

Section 3.19. Provider Licenses. Except as would not reasonably be expected to have a Material Adverse Effect (a) each Company Provider is duly licensed by the state in which it is located to operate, (b) the ancillary departments located at each Facility which are required to be specifically licensed are duly licensed by the appropriate state agencies and (c) the Company or its applicable Subsidiary has all other material Permits which are needed or required by Applicable Law to operate the business of each Facility.

Section 3.20. Medicare Participation/Accreditation. Except as would not reasonably be expected to have a Material Adverse Effect (a) the Company, its Subsidiaries and each Company Provider is qualified for participation in the Medicare, Medicaid and TRICARE programs, has a current and valid Company Provider contract with the Medicare, Medicaid and TRICARE programs, is in compliance in all material respects with the conditions of participation in such programs and all other Government Sponsored Health Programs in which such Company Provider participates, and has received all approvals or qualifications necessary for capital reimbursement on its assets, (b) each Hospital is duly accredited by The Joint Commission on Accreditation of Healthcare Organizations and (c) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity which enforces the statutory or regulatory provisions in respect of any Government Sponsored Health Program of any pending or threatened litigation, amounts due or surveys, and neither the Company nor any of its Subsidiaries has any reason to believe that any such litigation is pending, threatened or imminent.

Section 3.21. Inspections and Investigations. Except as would not reasonably be expected to have a Material Adverse Effect or otherwise disclosed on Section 3.21 of the Company Disclosure Letter, (a) no rights of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any licensed professional or other individual employed by or under Contract with the Company or any of its Subsidiaries to receive Medicare, Medicaid and TRICARE reimbursements is, or during the past three years has been, terminated or otherwise adversely affected in any material respect as a result of any investigation or Action by any Governmental Entity, and (b) neither the Company, its Subsidiaries nor any licensed professional or other individual employed by or under Contract with the Company or any of its Subsidiaries is, or during the past three years has been, the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has any such individual received from any such entity any notice of deficiency in connection with the operation of the Company or any of its Subsidiaries.

Section 3.22. Billing Practices; Fraud and Abuse. Except as would not reasonably be expected to have a Material Adverse Effect or otherwise disclosed on Section 3.22 of the Company Disclosure Letter, (a) all billing practices by the Company and its Subsidiaries to all third party payors, including Government Sponsored Health Programs and private insurance companies, have been true, correct and complete and in compliance with all Applicable Laws and the policies of all such third party payors, and neither the Company nor any of its Subsidiaries has billed for or received any payment or reimbursement in excess of amounts allowed by Applicable Law, and (b) neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, employees or affiliates or, to the Knowledge of the Company, Persons or entities providing professional services for the Company or its Subsidiaries, has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7b or 1395nn, the regulations in 42 CFR §§ 1001 et seq., or any related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including (i) making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment, (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment, (iii) soliciting or receiving any remuneration, directly or indirectly, in cash or kind, in return for (A) referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program or (iv) offering or paying any remuneration, directly or indirectly, in cash or kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program.

Section 3.23. Physician Reportable Financial Relationship Log. Except as otherwise disclosed on Section 3.23 of the Company Disclosure Letter, to the Knowledge of the Company, the Company and each of its Subsidiaries has and maintains a current, complete and accurate log of nonmonetary compensation to physicians to facilitate compliance with the Stark Law exception for nonmonetary compensation at 42 C.F.R. § 411.357(k).

Section 3.24. Related Person Transactions. There are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any director or officer, any Person in which any director or officer has any material economic interest, or any Person who has a family relationship (as defined in Item 401(d) of Regulation S-K promulgated under the Exchange Act) with any director or officer (collectively, “Related Persons”) of the Company or any of its Subsidiaries, other than any wholly owned Subsidiary of the Company, on the other hand. Since January 1, 2009, no Related Person of the Company or any of its Subsidiaries has, directly or indirectly (including through ownership of any material economic interest in any Person) received any material payment or other material benefit from, or owned any interest in any assets or property (whether real or personal, tangible or intangible) of, the Company or any of its Subsidiaries, in each case, other than in connection with and in accordance with the terms of such Person’s employment by the Company or any of its Subsidiaries.

Section 3.25. Brokers’ Fees and Expenses. Except for Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.26. Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock is fair from a financial point of view to such holders.

Section 3.27. Insurance. Section 3.26 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies insuring the Company and its Subsidiaries and their respective assets, properties and operations. All such insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, and all premiums due and payable thereunder have been paid. Neither the Company nor any of its Subsidiaries is in material breach or default (including any such breach or default with respect to the giving of notice), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any such insurance policy. There is no material claim pending under any of any such insurance policy as to which coverage has been denied or disputed by the underwriters of any such insurance policy. Neither the Company nor any of its Subsidiaries has received any notice of and, to the Knowledge of the Company, there has been no threatened termination, cancellation, denial of coverage or material premium increase with respect to any such insurance policy. There is no dispute with any insurance carrier with respect to any amounts recoverable or payable by the Company or any of its Subsidiaries pursuant to any such insurance policy.

Section 3.28. No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except (i) as disclosed in the Parent SEC Documents or any other report, schedule, form, statement, prospectus or other document (in each case excluding exhibits and schedules thereto and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2012 and publicly available prior to the date of this Agreement (other than any risk factor disclosures contained in the “Risk Factors” section thereof, or other cautionary or predictive statements therein) or (ii) in the disclosure letter delivered by Parent at or before the execution and delivery by the Company of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 4.01. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of Parent and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not have a Parent Material Adverse Effect.

(b) Parent has delivered or made available to the Company, prior to execution of this Agreement, true, correct and complete copies of the restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Charter”) and the amended and restated by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”).

Section 4.02. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board, by resolutions duly adopted (i) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the issuance of Parent Common Stock to the stockholders of the Company pursuant to the Merger and the issuance of the CVRs to the stockholders of the Company pursuant to the Merger, and (ii) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, the issuance of Parent Common Stock to the stockholders of the Company pursuant to the Merger and the issuance of the CVRs to the stockholders of the Company pursuant to the Merger, are in the best interests of Parent and its stockholders, and such resolutions have not been withdrawn, amended or modified. The board of directors of Merger Sub has by resolutions duly adopted declared this Agreement advisable, resolved to recommend that Parent adopt this Agreement and directed that Merger Sub submit the adoption of this Agreement for consideration by Parent, and such resolutions have not been withdrawn, amended or modified. No other corporate proceedings on the part of Parent are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated by this Agreement are within the corporate powers of Merger Sub and have been duly authorized by all necessary corporate action on the part of Merger Sub. Parent and Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03. Capital Structure.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Capitalization Date, (i) 94,813,269 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 975,549 shares of Parent Common Stock were held by Parent in its treasury, (iv) 5,661,065 shares of Parent Common Stock were reserved and available for issuance pursuant to Parent’s incentive compensation plans, of which (A) 3,970,307 shares were issuable upon exercise of outstanding stock options to purchase shares of Parent Common Stock (“Parent Stock Options”), , (B) 1,605,774 shares of Parent Common Stock were potentially issuable upon the vesting of restricted shares of Parent Common Stock (“Parent Restricted Shares”), (C) 55,536 shares of Parent Common Stock were issuable upon the exercise of outstanding restricted stock units and (D) 29,448 shares of Parent Common Stock were issuable upon the exercise of outstanding share equivalent units. Except as set forth in this Section 4.03(a), at the close of business on the Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or upon the vesting of Parent Restricted Shares, in each case, outstanding at the close of business on the Capitalization Date and in accordance with their terms in effect at such time.

(b) Except as set forth in Section 4.03(a) and this Section 4.03(b), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent or any Subsidiary of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, convertible debt, rights, interests or other commitments or agreements relating to any right (contingent or otherwise) to acquire from Parent or any Subsidiary of Parent, or relating to any obligation (contingent or otherwise) of Parent or any Subsidiary of Parent to issue or sell, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations (contingent or otherwise) of Parent or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, convertible debt, right, interest, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent and (v) no other obligations (contingent or otherwise) by Parent or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Parent Securities”). There are no outstanding agreements of any kind that relate to any obligation (contingent or otherwise) of Parent or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Parent Securities (except pursuant to the forfeiture of Parent Stock Options, Parent Restricted Shares or other equity awards or the acquisition by Parent of shares of Parent Common Stock in settlement of the exercise price of Parent Stock Options, Parent Restricted Shares, or for purposes of satisfying Tax withholding obligations with respect to holders of Parent Stock Options, Parent Restricted Shares or other equity awards) or (ii) grant, extend or enter into any agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (A) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of Parent Securities or dividends paid thereon, other than pursuant to Parent Stock Options, Parent Restricted Shares or other equity awards that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Parent Securities.

(c) The shares of Parent Common Stock constituting the Stock Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-laws or any Contract to which Parent is a party or otherwise bound.

Section 4.04. Governmental Authorization; Non-contravention.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no consent, approval, authorization or other action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Regulatory Law, (iii) compliance with any applicable requirements of the Securities Act (including the filing with the SEC of the Form S-4), the Exchange Act and any other applicable U.S. state or federal securities laws, (iv) as may be required to be made for the qualification of the CVR Agreement under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), if required by Applicable Law, and (v) consents, approvals, Orders, authorizations, registrations, declarations, and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Charter or the Parent By-laws or the certificate of incorporation or by-laws of Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.04(a), contravene, conflict with or result in any violation or breach of any provision of any Applicable Law applicable to Parent or any Subsidiary of Parent or by which any property or asset of Parent or any Subsidiary of Parent is bound or affected, (iii) assuming compliance with the matters referred to in Section 4.04(a), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any governmental licenses, authorizations, permits, consents (including consents required by Contract), approvals, variances, exemptions or Orders affecting, or relating in any way to, the properties, assets or business of Parent and any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any property or asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05. Litigation. As of the date hereof, there are no Actions pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of their respective Subsidiaries, or any Order to which Parent or Merger Sub or any of their respective Subsidiaries is subject, except, in each case, for those that would not be required to be disclosed in the Parent SEC Documents pursuant to Item 103 of Regulation S-K promulgated under the Exchange Act.

Section 4.06. Parent SEC Documents.

(a) Parent has publicly filed with or publicly furnished to the SEC on a timely basis all reports, schedules, forms, statements, prospectuses and other documents required to be filed with the SEC by Parent since January 1, 2011, together with any exhibits and schedules thereto and other information incorporated therein (collectively, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (and, if amended prior to the date hereof, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent (including the related notes) included or incorporated by reference in the Parent SEC Documents complied, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments which would not, individually or in the aggregate, be material to Parent and the Subsidiaries of Parent, taken as a whole).

(c) Parent has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure. No significant deficiency, material weakness or fraud (i) in the design or operation of Parent’s internal control over financial reporting or (ii) that involves management or other employees was identified in management’s assessment of internal controls, in each case, since January 1, 2011.

(d) Neither Parent nor any Subsidiary of Parent has or is subject to any joint venture, “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) or other similar arrangement, where the result, purpose or intended effect of such arrangement is to avoid disclosure of any transaction involving, or liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Document.

Section 4.07. Ownership of Merger Sub.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Parent, free and clear of all Liens.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

Section 4.08. Taxes.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(i) each of the Parent and its Subsidiaries has timely filed, taking into account any extensions, all Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete in all material respects;

(ii) each of the Parent and its Subsidiaries has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Parent or any of its Subsidiaries which deficiency has not been paid other than any deficiency which is not being contested in good faith in appropriate proceedings and has been adequately reserved for under GAAP;

(iv) the Tax Returns of the Parent and its Subsidiaries have been examined by the IRS or the appropriate taxing authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all years to and including the year ending January 3, 2009;

(v) neither the Parent nor any of its Subsidiaries has failed to withhold, collect, or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(vi) neither Parent nor any of its Subsidiaries has liability for a material amount of Taxes of another person (other than Parent or any Subsidiary) pursuant to Treasury regulation Section 1.1502-6 or any comparable provision of Applicable Law;

(vii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of U.S. federal income Tax matters of Parent or any of its Subsidiaries, and there is no currently effective agreement or other document with respect to Parent or any of its Subsidiaries extending the period of assessment or collection of any material taxes;

(viii) within the past two years, neither the Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code; and

(ix) neither the Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of Law).

Section 4.09. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by or on the Company or any Affiliates thereof for inclusion or incorporation by reference therein.

Section 4.10. Absence of Certain Changes or Events. From March 31, 2013 to the date of this Agreement, (i) there has not been a Parent Material Adverse Effect and (ii) the business of Parent, Merger Sub and their respective Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

Section 4.11. No Undisclosed Liabilities. Neither Parent, Merger Sub nor any of Parent’s other Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of Parent and its Subsidiaries included in the Parent SEC Documents filed prior to the date hereof, (ii) incurred after March 31, 2013, in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12. Compliance with Applicable Laws; Permits. Except as would not reasonably be expected to have a Parent Material Adverse Effect or as disclosed in the Parent

Disclosure Letter, Parent, Merger Sub and each their respective Subsidiaries (a) are, and have been since January 1, 2011 in compliance with all Applicable Laws, Orders and Permits applicable to Parent and its Subsidiaries and (b) to the Knowledge of Parent, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any violation of any such Applicable Law or Order. Parent, Merger Sub and each of respective Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13. Financing.

(a) As and when needed, Parent will have the funds necessary to pay the aggregate Cash Consideration, the Company Equity Award Consideration, payment in respect of the Company Performance Cash Awards, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers to repurchase outstanding debt upon a change of control or fundamental change and conversions of the Company Convertible Notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses of Parent and Merger Sub, and there is no restriction on the use of such cash for such purposes.

(b) Parent has delivered to the Company, prior to the date of this Agreement, a true, correct and complete copy of an executed commitment letter among Parent and those financial institutions party to the Commitment Letter (together with their permitted assignees under the Commitment Letter, the “Lenders”), including all exhibits, schedules and annexes thereto, and a customarily redacted Fee Letter none of which redacted terms would reasonably be expected to adversely affect the availability or aggregate principal amount of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Parent) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein. As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, (B) enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, except in each case as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity, and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified, (iii) none of the respective obligations and commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect (other than any reduction or termination in each case in accordance with the express terms of the Commitment Letter as in effect on the date hereof), and no such amendment, modification, withdrawal, termination or rescission is contemplated by Parent or, to the Knowledge of Parent, by any other party thereto that would be reasonably likely to adversely affect the amount or availability thereof and (iv) no event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or to the Knowledge of Parent, a failure to satisfy a condition precedent on the part of Parent or, to the Knowledge of Parent, any other parties thereto under the Commitment Letter. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof, and will pay in full any such amounts due on or before the Closing Date in accordance with the terms thereof. There are no agreements, side letters or arrangements to which Parent is a party that could affect the availability of the debt financing contemplated by the Commitment Letter on the Closing Date. There are no conditions precedent or other contingencies between Parent and any other party to the Commitment Letter related to the funding of the full amount of the debt facilities contemplated by the Commitment Letter (including any “flex” provisions in the Fee Letter) other than expressly set forth in the Commitment Letter. As of the date of this Agreement, the Parent has no reason to believe that it will be unable to satisfy the conditions or contingencies to funding contained in the Commitment Letter.

Section 4.14. Ownership of Company Common Stock. Neither Parent nor Merger Sub is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.15. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisors or other similar fee or commission in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

Section 4.16. Parent Contracts. All of the Contracts filed as an exhibit to a Parent SEC Document (each, a “Parent Contract”) are valid and binding and in full force and effect (except those that expire or are terminated after the date of this Agreement in accordance with their respective terms), except where the failure to be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no Person is challenging the validity or enforceability of any Parent Contract, except such challenges which would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Parent nor any of its Subsidiaries has received notice that it has violated or defaulted under, any Parent Contract, except for those violations and defaults which would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.17. Provider Licenses. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) each Parent Provider is duly licensed by the state in which it is located to operate, (b) the ancillary departments located at each Facility which are required to be specifically licensed are duly licensed by the appropriate state agencies and (c) the Parent or its applicable Subsidiary has all other material Permits which are needed or required by Applicable Law to operate the business of each Facility.

Section 4.18. Medicare Participation/Accreditation. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) Parent, its Subsidiaries and each Parent Provider is qualified for participation in the Medicare, Medicaid and TRICARE programs, has a current and valid Parent Provider contract with the Medicare, Medicaid and TRICARE programs, is in compliance in all material respects with the conditions of participation in such programs and all other Government Sponsored Health Programs in which such Parent

Provider participates, and has received all approvals or qualifications necessary for capital reimbursement on its assets, (b) each Hospital is duly accredited by The Joint Commission on Accreditation of Healthcare Organizations and (c) neither Parent nor any of its Subsidiaries has received any notice from any Governmental Entity which enforces the statutory or regulatory provisions in respect of any Government Sponsored Health Program of any pending or threatened litigation, amounts due or surveys, and neither Parent nor any of its Subsidiaries has any reason to believe that any such litigation is pending, threatened or imminent.

Section 4.19. Inspections and Investigations. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) no rights of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any licensed professional or other individual employed by or under Contract with Parent or any of its Subsidiaries to receive Medicare, Medicaid and TRICARE reimbursements is, or during the past three years has been, terminated or otherwise adversely affected in any material respect as a result of any investigation or Action by any Governmental Entity, and (b) neither Parent, its Subsidiaries nor any licensed professional or other individual employed by or under Contract with Parent or any of its Subsidiaries is, or during the past three years has been, the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has any such individual received from any such entity any notice of deficiency in connection with the operation of Parent or any of its Subsidiaries.

Section 4.20. Billing Practices; Fraud and Abuse. Except as would not reasonably be expected to have a Parent Material Adverse Effect (a) all billing practices by Parent and its Subsidiaries to all third party payors, including Government Sponsored Health Programs and private insurance companies, have been true, correct and complete and in compliance with all Applicable Laws and the policies of all such third party payors, and neither Parent nor any of its Subsidiaries has billed for or received any payment or reimbursement in excess of amounts allowed by Applicable Law, and (b) neither Parent, any of its Subsidiaries, nor any of their respective officers, directors, employees or affiliates or, to the Knowledge of Parent, Persons or entities providing professional services for Parent or its Subsidiaries, has engaged in any activities which are prohibited under 42 U.S.C. §§ 1320a-7b or 1395nn, the regulations in 42 CFR §§ 1001 et seq., or any related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including (i) making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment, (ii) making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment, (iii) soliciting or receiving any remuneration, directly or indirectly, in cash or kind, in return for (A) referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program or (iv) offering or paying any remuneration, directly or indirectly, in cash or kind, to any Person to induce such Person (A) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Government Sponsored Health Program or (B) to purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part under any Government Sponsored Health Program.

Section 4.21. Physician Reportable Financial Relationship Log. To the Knowledge of Parent, Parent and each of its Subsidiaries has and maintains a current, complete and accurate log of nonmonetary compensation to physicians to facilitate compliance with the Stark Law exception for nonmonetary compensation at 42 C.F.R. § 411.357(k).

Section 4.22. No Other Representations or Warranties. Except for the representations and warranties contained Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), Parent acknowledges that none of the Company, its Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants

Section 5.01. Conduct of Business.

(a) Conduct of Business of the Company. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01(a) of the Company Disclosure Letter or (iii) as otherwise required or expressly contemplated by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and (B) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except as set forth in Section 5.01(a) of the Company Disclosure Letter or with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Company Charter or the Company By-laws or the comparable organizational documents of any Subsidiary of the Company, or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii) (A) issue, sell, transfer, pledge, dispose of, encumber or grant any Company Securities, including shares of its capital stock or other equity or voting interests of any class (including any cash-based performance awards), or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests of any class, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant required pursuant to the exercise or settlement of Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards or other equity awards or obligations under the Company Stock Plans outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) pursuant to written commitments in effect as of the date hereof with former directors or employees in connection with the termination of their services to the Company or any of its Subsidiaries set forth on Section 5.01(a)(ii) of the Company Disclosure Letter or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards or other equity awards, acquisitions by the Company in connection with the forfeiture of such equity awards, or acquisitions by the Company in connection with the net exercise of Company Stock Options, (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, (D) enter into any agreement with respect to the voting of its equity interests or (E) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) (A) incur any Indebtedness, except for (1) Indebtedness solely between or among the Company and any of its wholly owned Subsidiaries, (2) Indebtedness incurred under (x) the Credit Agreement (including in respect of letters of credit) or (y) bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of the Company organized outside of the United States so long as the aggregate principal amount outstanding under (x) and (y) (including in respect of letters of credit) does not exceed at any time $50,000,000 (other than with respect to any acquisition as set forth on Section 5.01(a)(v) of the Company Disclosure Letter), and (3) trade credit or trade payables in the ordinary course of business consistent with past practice, or (B) enter into or make any loans, capital contributions or advances to, or investments in, any Person with a value in excess of $1,000,000 in the aggregate, other than to the Company or any wholly owned or majority owned Subsidiary of the Company;

(iv) sell, pledge, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (A) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate, (B) pursuant to Contracts in existence on the date of this Agreement, or (C) with respect to transactions (x) where the Company is the disposing party, among the Company and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among the Company and one or more of its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(v) acquire (including by merger, consolidation or acquisition of equity interests or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, other than with a value or purchase price (including the value of assumed liabilities) not in excess of $10,000,000, in any transaction or series of related transactions, or enter into or acquire any interest in any joint venture or similar agreement or arrangement;

(vi) make or authorize capital expenditures in excess of the amounts budgeted in the Company’s current plan for the time period in such plan, which amounts are set forth in Section 5.01(a)(vi) of the Company Disclosure Letter, by more than 10%;

(vii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law (after the date of this Agreement);

(viii) enter into or amend any Contract to the extent consummation of the Merger or compliance by the Company or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of the Company or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of or payments to any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(ix) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit;

(x) reincorporate in another jurisdiction;

(xi) settle or compromise, or propose to settle or compromise, any claim or Action involving or against the Company or any of its Subsidiaries, other than (A) settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $1,000,000 individually or $7,500,000 in the aggregate for claims that are based on or arise out of the same or substantially similarly facts or circumstances; or (B) with respect to medical malpractice actions, settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

(xii) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right, title or interest or other licenses to any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, or enter into licenses or agreements that impose restrictions upon the Company or any of its Affiliates with respect to Intellectual Property owned by any third party and impair the operation of the business of the Company or any of its Affiliates, in each case, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(xiii) (A) except for amendments, terminations, or non-renewals in the ordinary course of business consistent with past practice that would not be material to the Company, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Material Contract or enter into a Contract that would be a Material Contract if entered into prior to the date hereof or (B) enter into any Contract that requires the consent of the other party upon a change in control of the Company or which provides for material payments by the Company that are conditioned, in whole or in part, on a change in control of the Company;

(xiv) except as required by Applicable Law (including to the extent necessary to avoid the imposition of any penalty taxes under Section 409A of the Code), pursuant to the terms of any Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Letter or any Material Contract as in effect on the date hereof, that, in either case, has been disclosed to Parent: (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider of the Company or its Subsidiaries (except for salary increases in the ordinary course of business consistent with past practice), (ii) grant, announce or pay any new material incentive award, retention, severance, change in control or other bonus or similar compensation, (iii) establish, amend, terminate or materially increase the benefits or costs provided under any Company Benefit Plan or (iv) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or its Subsidiaries;

(xv) grant, announce or pay any new equity award;

(xvi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xviii) agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

(b) Conduct of Business of Parent. From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, except (i) as required by Applicable Law, (ii) as set forth in Section 5.01(b) of the Parent Disclosure Letter, or (iii) as otherwise required or expressly contemplated by this Agreement, unless the Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws and (B) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the earlier of termination of this Agreement and the Effective Time, except as set forth in Section 5.01(b) of the Parent Disclosure Letter or with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend the Parent Charter or the Parent By-laws or the comparable organizational documents of any Subsidiary of Parent in any manner adverse to the Company, in each case other than in connection with the Financing, or enter into any written agreement with any of Parent’s stockholders in their capacity as such;

(ii) (A) issue, sell, encumber or grant any shares of the capital stock or other equity or voting interests of Parent, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of capital stock or other equity or voting interests of Parent, or any rights, warrants or options to purchase any shares of capital stock or other equity or voting interests of Parent, except for any issuance, sale or grant (1) solely between or among Parent and its wholly owned Subsidiaries or (2) pursuant to the issuance, exercise or settlement of Parent Stock Options, Parent Restricted Shares or other equity awards or obligations under the Parent equity incentive plans outstanding on the date hereof in accordance with the terms of the applicable Parent equity incentive plans in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, or (C) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) except as otherwise permitted under the Parent Credit Agreement (A) incur any Indebtedness, except for (1) Indebtedness solely between or among Parent and any of its Subsidiaries, (2) letters of credit issued in the ordinary course of business, (3) Indebtedness incurred under bank lines of credit in effect as of the date hereof, (4) trade credit or trade payables in the ordinary course of business consistent with past practice, and (5) any Indebtedness incurred in anticipation of the Closing hereunder and the other transactions contemplated hereby or (B) make any loans, capital contributions or advances to any person outside of the ordinary course of business, other than to Parent or any Subsidiary of Parent;

(iv) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (A) in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in existence on the date of this Agreement, (C) with respect to transactions (x) where Parent is the disposing party, among Parent and one or more of its wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (y) where its Subsidiary is the disposing party, among Parent and one or more of its Subsidiaries or among its Subsidiaries, (D) with a value or purchase price not in excess of $50,000,000 or (E) pursuant to any obligations of Parent or Merger Sub pursuant to Section 6.03(c);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Applicable Law (after the date of this Agreement);

(vi) enter into or amend any Parent Contract to the extent consummation of the Merger or compliance by Parent or any of its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Parent or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Parent Contract or amendment;

(vii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit; or

(viii) agree, commit or propose to take any of the foregoing actions or fail to take any action that would result in any of the foregoing.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02. No Solicitation by the Company; Company Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 5.02, from the execution and delivery of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) not to, (i) solicit, seek, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, any Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement), (v) grant any waiver, amendment or release under any standstill or confidentiality agreement, any Takeover Law (including Section 203 of the DGCL), or the Company Rights Plan, or otherwise fail to enforce any of the foregoing (provided that the Company shall not be prohibited from taking the actions set forth in this clause (v) if the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law), or (vi) resolve or agree to do any of the foregoing (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated all discussions and negotiations with any Person that may be ongoing with respect to any Acquisition Proposal. Promptly following the execution and delivery of this Agreement, the Company shall (x) request each Person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or destroy, in each case pursuant to the terms of such confidentiality agreement, all confidential information furnished to any such Person by or on behalf of the Company, its Subsidiaries or any of their respective Representatives and (y) terminate the access of any Persons (other than Parent, its Subsidiaries and any of their respective Representatives) to any “data room” hosted by the Company, its Subsidiaries or any of their respective Representatives relating to any Acquisition Proposal.

(b) Discussions. Notwithstanding anything to the contrary in Section 5.02(a) or any other provision hereof, if (i) at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any material breach of this Section 5.02, and (ii) in the case of the following clauses (B) and (C), the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably expected to lead to a Superior Proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, then the Company and its Representatives may (A) contact the Person or group of Persons who has made such Acquisition Proposal in order to clarify terms for the sole purpose of the Company Board informing itself about such Acquisition Proposal, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent all information concerning the Company or its Subsidiaries that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c) Notice of Acquisition Proposals. The Company shall promptly (and in no event later than 48 hours after receipt) notify Parent if any proposal or offer with respect to any Acquisition Proposal is received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, any of its Subsidiaries or any of their respective Representatives, including the identity of the Person making the proposal, offer, request or inquiry and the material terms and conditions of any such proposal or offer and copies of all relevant documents relating thereto (including copies of any written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such proposal or offer). The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) any such proposal, offer, request or inquiry (including by promptly (and in no event later than 48 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, draft agreements and any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such proposal or offer). The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.02.

(d) No Company Adverse Recommendation Change. Except as expressly set forth in Section 5.02(e) or Section 5.02(f), the Company Board shall not (i) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) following either (A) the public announcement of an Acquisition Proposal or (B) a public statement made by one or more directors of the Company that is inconsistent with the Company Recommendation, fail to publicly reaffirm the Company Recommendation, in the case of clause (A), within five (5) Business Days after Parent so requests in writing and, in the case of clause (B) within ten (10) Business Days after Parent so requests in writing; provided that in no event shall Parent make more than two (2) requests, in the aggregate, under this clause (iii), (iv) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Acquisition Proposal, (v) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which, subject to Section 5.02(g), shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), within ten (10) Business Days after commencement, or (vi) resolve or agree to do any of the foregoing (any of the foregoing, a “Company Adverse Recommendation Change”).

(e) Superior Proposals. At any time prior to the Company Stockholders Meeting, if the Company receives a bona fide Acquisition Proposal that is not withdrawn, which Acquisition Proposal did not result from any material breach of this Section 5.02, that the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) constitutes a Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 8.01(d) to enter into an Alternative Acquisition Agreement; provided, however, that the Company Board may only take the actions described in (x) clause (ii) if the Company has paid the Termination Fee in compliance with Section 8.03(b)(i) and (y) clauses (i) or (ii) if:

(1) the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law;

(2) the Company has provided prior written notice to Parent of the Company Board’s intention to take such action at least three (3) Business Days in advance of taking such action, which notice shall specify the material terms of the Superior Proposal and shall include a copy of the relevant proposed transaction agreement with, and the identity of, the Person making the Superior Proposal, and copies of any other written materials to the extent such materials contain any financial terms, conditions or other terms relating to such Superior Proposal;

(3) after providing such notice and prior to taking any such action, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such action; and

(4) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal would continue to constitute a Superior Proposal, and that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law, if such changes offered in writing by Parent were given effect.

In the event that a Superior Proposal is modified by the Person making such proposal, the Company shall be required to deliver a new written notice to Parent of such modified Superior Proposal pursuant to clause (B) of this Section 5.02(e) at least two (2) Business Days in advance of taking any action described in clauses (i) or (ii) of this Section 5.02(e) and shall again comply with the provisions of this Section 5.02(e) with respect to any such modified Superior Proposal. Notwithstanding the foregoing, after compliance with the foregoing clause (B) and (C) with respect to any three Superior Proposals (including any modification pursuant to the prior sentence), the Company shall have no further obligation in the future to comply with the notification and negotiation obligations set forth in this Section 5.02(e) with respect to any Superior Proposal or modification to a Superior Proposal made by any Person.

(f) Intervening Events. Other than in connection with a Superior Proposal (which shall be subject to Section 5.02(e) and shall not be subject to this Section 5.02(f)), at any time prior to the Company Stockholders Meeting, the Company Board may take any action prohibited by clauses (i) or (ii) of Section 5.02(d) (an “Intervening Event Recommendation Change” which, for the avoidance of doubt, shall constitute a Company Adverse Recommendation Change) only in response to an Intervening Event and only if:

(i) the Company Board shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an Intervening Event Recommendation Change would be inconsistent with the directors’ fiduciary duties under Applicable Law;

(ii) the Company has provided prior written notice to Parent of the Company Board’s intention to take such action at least three (3)Business Days in advance of effecting an Intervening Event Recommendation Change, which notice shall specify the Intervening Event in reasonable detail;

(iii) after providing such notice and prior to effecting an Intervening Event Recommendation Change, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to effect the Intervening Event Recommendation Change; and

(iv) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Standard Time on the third (3rd) Business Day of such three (3) Business Day period and shall have determined in good faith, after consultation with its financial advisor(s) and outside legal counsel, that failure to effect an Intervening Event Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law if such changes offered by Parent were to be given effect.

In the event that any material change to the facts and circumstances relating to the Intervening Event that is the subject of this Section 5.02(f) shall occur, the Company shall be required to deliver a new written notice to Parent of such modified Intervening Event pursuant to clause (ii) of this Section 5.02(f) at least two (2) Business Days in advance of effecting an Intervening Event Recommendation Change and shall again comply with the provisions of this Section 5.02(f) with respect any such modified Intervening Event.

(g) Disclosure Obligations. Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s stockholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided, that if any such communication or disclosure would otherwise constitute a Company Adverse Recommendation Change pursuant to Section 5.02(d), nothing in this Section 5.02(g) shall operate to prevent any such communication or disclosure from constituting a Company Adverse Recommendation Change. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including such a reaffirmation of the Company Recommendation) shall not be deemed a Company Adverse Recommendation Change.

(h) The Company agrees that in the event any of its Subsidiaries or any of its or its Subsidiaries’ Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or Merger Sub) providing for (a) any acquisition or purchase of (1) 15% or more (based on the fair market value, net revenues, net income or cash flows) of assets (including capital stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, or (2) shares or other equity securities of the Company which together with any other shares or other equity securities of the Company beneficially owned by such Person or group of Persons, would equal 15% or more of aggregate voting power of the Company, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons owning, directly or indirectly, 15% or more of the aggregate voting power of the Company, (c) any merger, consolidation, business combination, binding share exchange, recapitalization transaction or similar transaction involving the Company pursuant to which, in each case, any Person or group of Persons (or the shareholders of any Person or group of Persons) would own, directly or indirectly, 15% or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, or (d) any combination of the foregoing, in the case of any of clauses (a) through (d), whether in a single transaction or a series or related transactions and whether directly or indirectly, other than, in each case, the transactions contemplated by this Agreement.

(ii) “Intervening Event” means any material event, change, development or occurrence arising after the date hereof that (i) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) changes in the price of Parent Common Stock (except that the underlying cause of any such change in the price of Parent Common Stock (to the extent otherwise falling within the definition of “Intervening Event”) may constitute or contribute towards an Intervening Event), (C) the Required Antitrust Approvals, (D) any event, change, fact, circumstance, development or occurrence generally affecting the non-urban hospital services industry, except to the extent such event, change, development or occurrence has a disproportionate effect on the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, as compared to other participants in the non-urban hospital services industry or (E) the fact that, in and of itself, there has been a change in the composition of the Company Board.

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being deemed to be references to “75%”) which the Company Board (or any committee thereof) determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms, (y) if consummated, would be more favorable from a financial point of view to the holders of Company Common Stock than the Merger and (z) the financing of which is reasonably expected to be obtained, in each case, taking into account all financial, legal, regulatory, timing and other aspects of such Acquisition Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company pursuant to Section 8.03).

Section 5.03. Certain Matters Relating to Change of Control Provisions.

(a) Indebtedness. As promptly as practicable after the date hereof, the Company shall obtain an appropriate waiver or amendment under the Credit Agreement such that no “Change of Control” shall occur thereunder as a result of any change in directors of the Company. In the event that any change of control, event of default or similar event shall have occurred under the Credit Agreement, the Company shall use commercially reasonable efforts to prevent any acceleration of any principal or interest amount under the Credit Agreement or any other Indebtedness of the Company or any of its Subsidiaries from occurring or continuing; provided, that in no event shall the Company or any of its Subsidiaries make any payments in connection with any of the actions contemplated by this Section 5.03(a) that are, individually or in the aggregate, in excess of the amount set forth on Section 5.03(a) of the Company Disclosure Letter.

(b) Company Stock Plans. As promptly as practicable after the date hereof, the Company shall use commercially reasonable efforts to obtain an appropriate waiver or amendment under each of the Company Stock Plans such that no “Change in Control” shall occur thereunder as a result of any change in directors of the Company. In the event that any “Change in Control” shall have occurred under any of the Company Stock Plans, the Company shall use commercially reasonable efforts to prevent any increase in the aggregate amount of cash payments otherwise payable under the Company Stock Plans as a result of the consummation of the transactions contemplated by this Agreement in excess of the amount set forth on Section 5.03(b) of the Company Disclosure Letter.

ARTICLE VI

Additional Agreements

Section 6.01. Preparation and Mailing of the Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company shall prepare and cause to be filed with the SEC a proxy statement relating to the matters to be submitted to the stockholders of the Company at the Company Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”), (ii) Parent shall prepare and file the Form S-4, and (iii) Parent shall use its reasonable best efforts to, if required by Applicable Law, have the CVR Agreement become qualified under the Trust Indenture Act. The Proxy Statement will be included in and will constitute a part of the Form S-4. Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 cleared by the SEC and declared effective under the Securities Act as promptly as reasonably practicable after such filing and to have the S-4 remain effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company Board shall make the Company Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise assist and cooperate with the other in the preparation of the Proxy Statement, the Form S-4 and the resolution of any comments to either received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement or the Form S-4 if and to the extent such information shall have become false or misleading in any material respect. The Company and Parent shall notify the other promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or the Form S-4 and shall supply the other with copies of all written correspondence between such party or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Form S-4. The Company and Parent shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement or the Form S-4 and to resolve such comments with the SEC, and the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Proxy Statement or the Form S-4 (or any amendment or supplement thereto) or any dissemination of the Proxy Statement to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall provide the other with a reasonable opportunity to review and to propose comments on such document or response, which the party receiving such comments shall consider in good faith.

(b) Notwithstanding any Company Adverse Recommendation Change, the Company shall take all necessary actions in accordance with Applicable Law, the Company Charter, the Company By-laws and the rules of NYSE to duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and the Form S-4 and the Form S-4 is declared effective. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding any provision of this Agreement to the contrary, the Company may, in its sole discretion, adjourn, recess or postpone the Company Stockholders Meeting (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to obtain such a quorum, or (iii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), sufficient votes to constitute the Company Stockholder Approval have not been obtained, solely for the purpose of and for the time reasonably necessary (but in no event by more than 30 days) to solicit additional proxies and votes in favor of adoption of this Agreement, provided that the Company may exercise its right to adjourn, recess or postpone the Company Stockholders Meeting pursuant to this Section 6.01(b)(iii) on no more than three (3) occasions.

(c) If prior to the Effective Time any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) If prior to the Effective Time any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e) The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Company Adverse Recommendation Change by the Company Board; provided, however, that (x) if the public announcement of a Company Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.02(e) or Section 5.02(f) occurs less than ten days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten days after the later of such event; and (y) the Company shall not submit to the vote of its stockholders any Acquisition Proposal.

Section 6.02. Access to Information; Confidentiality.

(a) The Company and Parent agree that each shall, and shall cause each of its Subsidiaries and their respective Representatives to, afford the other and the other’s Representatives reasonable access, upon reasonable advance notice and during normal business hours, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company and Parent shall, and shall cause each of their respective Subsidiaries and Representatives to, furnish promptly to the other (i) to the extent not publicly available, a copy of each material report, schedule, registration statement and other document filed or furnished by it during such period pursuant to the requirements of federal or state securities laws or commission actions (including upon the request of the staff of the SEC) and (ii) all other information concerning its business, properties and personnel as may be reasonably requested (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the disclosing party or its Subsidiaries); provided, however, that the disclosing party shall not be required to permit such access or make such disclosure if such access or disclosure would reasonably be likely to (x) violate the terms of any confidentiality agreement or other Contract with a third party, (y) result in the loss of any attorney-client privilege, or (z) violate any Applicable Law; provided, further, that the disclosing party shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to permit such access or make such disclosure and shall otherwise use commercially reasonable efforts to permit such access or disclosure, including pursuant to the use of “clean room” arrangements pursuant to which Representatives of the recipient could be provided access to any such information.

(b) No later than September 30, 2013, the Company shall provide to Parent a revised short-term incentive plan for Hospital operating executives.

(c) Notwithstanding anything contained in this Agreement to the contrary, neither party shall be required to provide any access or make any disclosure to the other pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.02 as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated April 2, 2013, between Parent and the Company (the “Confidentiality Agreement”). Subject to the limitations and restrictions set forth in, and without expanding the obligations of the Parties under, this Section 6.02, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries to facilitate the planning of the integration of the parties and their respective businesses after the Closing Date. To the extent that any of the information or material furnished pursuant to this Section 6.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

Section 6.03. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Regulatory Laws, which are the subject of Section 6.03(c) and Section 6.03(d).

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Takeover Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

(c) Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable following the date hereof, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Law and (iii) take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws and to obtain all consents under any Regulatory Laws that may be required by the FTC, DOJ or any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party hereto shall take or cause to be taken all actions necessary to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law, including (A) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed), (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other person, (C) selling, divesting, conveying or holding separate or otherwise taking any other action that limits Parent’s and its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or businesses of Parent or the Company or their respective Subsidiaries, or agreeing to take any such action, (D) terminating existing relationships, contractual rights or obligations of Parent or the Company or their respective Subsidiaries and (E) effectuating any other change or restructuring of Parent or the Company or their respective Subsidiaries, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable Regulatory Laws or to resolve any objections asserted by any Governmental Entity with competent jurisdiction; provided, however, that Parent and its Subsidiaries (i) shall not be required to take any action or propose or enter into any divestiture, hold separate, or other consent order or consent decree or agreement with any Governmental Entity that would reasonably be expected to be materially adverse to the Company, Parent and their respective Subsidiaries, taken as a whole; and (ii) may determine, in their sole discretion, to sell, divest or dispose of certain assets, properties and businesses of Parent (or its Subsidiaries or Affiliates) (in lieu of or in combination with selling, divesting or disposing of certain assets, properties, or businesses of the Company and its Subsidiaries), in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Order in any Litigation. Nothing in this Section 6.03 shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing, or permit the Company or any of its Subsidiaries to take or agree to any action or other matter pursuant to this Section 6.03 referred to in clauses (B)-(E) above without Parent’s prior written consent (which consent shall be granted in accordance with the immediately preceding sentence), including that (but without limiting Parent’s obligations pursuant to the immediately preceding sentence) if any products, businesses or assets of the Company or Parent or their respective Subsidiaries are to be sold, divested or disposed of pursuant to this Section 6.03, Parent shall have the right to select the products, businesses and/or assets to be sold, divested or disposed of.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to Applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Entity, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (it being understood that certain documents including those submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act may be subject to reasonable redactions), and (iv) to the extent practicable and permitted by the FTC, the DOJ or such other applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.

Section 6.04. Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and its Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement and previously provided to Parent, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, to the fullest extent permitted by Applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the to which a corporation may indemnify its officers and directors) the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any actual or threatened Action, whether civil, criminal, administrative, regulatory or investigative (including with respect to matters existing or occurring or alleged to occur at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within ten Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b) For a period of six years from and after the Effective Time, the Surviving Company shall maintain in effect the provisions in its certificate of incorporation and by-laws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of each Company Indemnified Party as applicable, with respect to facts or circumstances occurring at or prior to the Effective Time, on the same basis as set forth in the Company Charter and Company By-laws in effect on the date of this Agreement, which provisions shall not be amended during such time except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of the Company Indemnified Parties’ indemnification rights thereunder.

(c) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.04.

(d) For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. In the event the Company purchases such tail coverage, the Surviving Company shall cease to have any obligations under the first sentence of this Section 6.05(d). The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(e) The provisions of this Section 6.04 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.05. Section 16 Matters. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.06. Financing.

(a) Each of Parent and Merger Sub will use, and will cause their Affiliates and their respective Representatives to use, reasonable best efforts to take (or cause to be taken) all actions necessary, and proper in order to obtain third party debt financing for the purpose of financing the aggregate Merger Consideration, the Company Equity Award Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any offers required under this Agreement to repurchase outstanding debt upon a change of control or fundamental change and conversions of the Company Convertible Notes) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub (the “Financing”) (it being understood that the receipt of such Financing is not a condition to the Merger) on the terms and conditions described in the Commitment Letter (taking into account the anticipated timing of the Marketing Period), including using its reasonable best efforts (i) to negotiate definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any “market flex” provisions applicable thereto), and on such other terms as Parent and the Lenders shall agree, (ii) to satisfy all conditions on a timely basis to obtaining and consummating the Financing applicable to (and within the control of) it set forth in such definitive agreements, and (iii) maintain in effect and comply with the Commitment Letter (including any “flex” provisions set forth in the Commitment Letter, including as specified in any fee letter), including executing and delivering all such documents and instruments as may be reasonably required thereunder. Parent shall give the Company prompt notice upon becoming aware of, or receiving written notice with respect to, any (x) material breach of any provision of the Commitment Letter by a party thereto or (y) unavailability, termination or ineffectiveness of any provision of the Commitment Letter that would result in an amount being available less than what is required to consummate the transaction herein. Parent shall keep the Company informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver (A) reduces the aggregate amount of Financing below the amount that would be required to consummate the Merger and the other transactions contemplated by this Agreement (including by changing the amount of fees or original issue discount contemplated by the Commitment Letter), (B) amends or expands the conditions to the availability of the Financing, (C) would reasonably be expected to prevent or delay the Closing or (D) would reasonably be expected to adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Commitment Letter, except, in each such case, with the prior written consent of the Company; provided, for the avoidance of doubt, that Parent shall be permitted, without the prior written consent of the Company, to amend the Commitment Letter to add lenders, lead arrangers, bookrunners and syndication agents or similar entities, if the addition of such additional parties, individually or in the aggregate, would not delay the availability of the Financing. In the event that any portion of the Financing becomes unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Commitment Letter, Parent shall promptly notify the Company thereof, and Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative debt financing (in an amount sufficient, together with the remaining Financing and any other sources available to Parent and Merger Sub, to fund the Financing) from the same or other sources (such portion from alternate sources, the “Alternate Financing”), so long as such Alternate Financing does not otherwise include terms (including any “flex” provisions) that could reasonably be expected to make the funding of such Alternate Financing in an amount less than what is required to consummate the transaction herein. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the availability nor terms of the Financing (including obtaining any required consents or waivers from any third party with respect thereto) or any Alternate Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger, and each of Parent and Merger Sub reaffirms its obligation to consummate the Merger and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VII, irrespective and independently of the availability or terms of the Financing or any Alternate Financing, Parent’s or Merger Sub’s use of efforts in accordance with this Section 6.06(a) or otherwise.

(b) Prior to the Effective Time, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement, obtainment and syndication of the Financing; provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries (in the reasonable judgment of the Company), (B) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time for which it is not promptly reimbursed or simultaneously indemnified or (C) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Charter, the Company By-laws, any Applicable Laws, the Credit Agreement or any Material Contract. Such cooperation shall include, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions and sessions with potential lenders, investors and meetings with ratings agency, (ii) providing reasonable and timely assistance with the preparation of customary materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the arranging, obtaining and syndication of Financing (including requesting the Consent of any accountant’s use of their materials in connection with the Financing), (iii) as promptly as reasonably practicable, and in any event at least 18 Business Days prior to the Closing Date, furnishing Parent and its financing sources with all available financial and other information pertinent to the Company and its Subsidiaries including delivery of (x) unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company for the fiscal quarter ended June 30, 2013 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 45 days before the Closing Date, (y) (in the event that the Closing Date occurs on a date that is more than 90 days following December 31, 2013) audited consolidated balance sheets and related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2013, in each case prepared in accordance with GAAP and (z) without duplication of the foregoing clauses (x) and (y), the information and documents relating to the Company required by paragraphs 9 and 10 of Exhibit E to the Commitment Letter (such information in the foregoing clauses (x), (y) and (z), the “Required Information”), (iv) providing unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company, (v) having the Company designate members of senior management of the Company to execute customary authorization letters with respect to bank information memoranda, offering memoranda or other materials provided to prospective lenders or investors and participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including reasonable direct contact between such senior management of the Company and its Subsidiaries and the potential lenders in the Financing, (vi) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Commitment Letter, (vii) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors, (viii) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be required by the Financing and other customary documents as may be reasonably requested by Parent, (ix) facilitating the pledging of collateral for the Financing, (x) assisting the Financing sources in benefiting from the existing lending relationships of the Company and its Subsidiaries, (xi) requesting from the Company’s existing lenders such customary documents in connection with refinancings as requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters (in form and substance reasonably satisfactory to Parent), lien releases (including UCC-3 termination statements), instruments of termination or discharge, (xii) furnishing Parent and the Lenders with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended), and (xiii) otherwise cooperating with Parent, and taking all other corporate actions, the effectiveness of which shall be subject to the occurrence of the Effective Time, reasonably requested by Parent reasonably necessary to permit the consummation of the Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.06, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, the use of proceeds thereof and any information used in connection therewith, except with respect to any fraud or intentional misrepresentation or willful misconduct by any such persons. The expense reimbursement and indemnification obligations set forth in this Section 6.06(b) shall survive the Closing and any termination of this Agreement.

(c) For purposes of this Section 6.06, the term “Financing” shall also be deemed to include any Alternate Financing (and any debt securities issued in lieu of any committed bridge facilities) and the term “Commitment Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing. All non-public or otherwise confidential information regarding either party obtained by the other party pursuant to this Section 6.06 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to confidentiality arrangements satisfactory to the Company.

Section 6.07. Actions with Respect to Existing Debt.

(a) As soon as reasonably practicable after the receipt of any written request by Parent to do so, the Company shall use its reasonable best efforts to commence offers to purchase, change of control offers, consent solicitations and/or other similar actions related to any or all of the outstanding aggregate principal amount and all other amounts due of any or all series of notes, debentures or other debt securities of the Company or its Subsidiaries, on such terms and conditions, including pricing terms, that are specified and requested, from time to time, by Parent (each a “Debt Tender Offer” and collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith. Parent shall only request the Company to conduct any Debt Tender Offer in compliance with the applicable rules and regulations of the SEC, including Rule 14e-1 under the Exchange Act. Notwithstanding the foregoing, the closing of the Debt Tender Offers shall be conditioned on the occurrence of the Closing (except for any Debt Tender Offer in which Parent has agreed to make all required payments), and the parties shall use their respective reasonable best efforts to cause the Debt Tender Offers to close on the Closing Date (or on such earlier date as aforesaid). Subject to the preceding sentence, the Company shall provide, and shall cause its Subsidiaries and its and their respective Representatives to provide, all cooperation reasonably requested by Parent in connection with the Debt Tender Offers, including using reasonable best efforts in assisting with the preparation of any offer to purchase and letter of transmittal and any consent solicitation statement. The Company (i) shall waive any of the conditions to the Debt Tender Offers (other than, if applicable, the occurrence of the Closing) and make any change to the Debt Tender Offers, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, waive any condition to the Debt Tender Offers or make any changes to the Debt Tender Offers. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay for such notes, debentures or other debt securities that have been properly tendered and not withdrawn pursuant to the Debt Tender Offers. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any Debt Tender Offer is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

(b) Any dealer manager, solicitation agent, information agent, depositary, paying agent and any other agents retained in connection with the Debt Tender Offers shall be selected by Parent and shall be reasonably acceptable to the Company. Subject to Section 6.07(e), the Company shall enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent.

(c) With respect to any series of notes, debentures or other debt securities of the Company or its Subsidiaries, if requested by Parent in writing on a timely basis, in lieu of or in addition to commencing a Debt Tender Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the applicable documents governing such series of securities, (i) issue a notice of redemption at least 30 days but not more than 60 days before the redemption date agreed with Parent (or such later time as may be required by such indenture, other governing documents or law) for all of the outstanding aggregate principal amount of such securities of such series pursuant to the requisite provisions of such indenture or other governing documents or (ii) take any actions reasonably requested by Parent that are customary or necessary to facilitate the redemption, defeasance, satisfaction and/or discharge of such series pursuant to the applicable section of such governing documents, and shall redeem, defease or satisfy and/or discharge, as applicable, such series in accordance with the terms of such governing documents at the Effective Time. Any such redemption or satisfaction and discharge must be conditioned on the occurrence of the Closing and shall only be effectuated if the documents governing such series of securities permit such conditional redemption. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay in full such redemption or satisfaction and discharge. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

(d) If requested by Parent, the Company shall use its reasonable best efforts to arrange for, at the Closing, the termination of the Credit Agreement and any other existing indebtedness of the Company and its subsidiaries and the procurement of customary payoff letters in connection therewith. Parent shall ensure that at the Effective Time the Surviving Company has all funds necessary to pay in full the payoff amount for any such indebtedness.

(e) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with this Section 6.07. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.07.

Section 6.08. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the other party’s prior written consent, except as may be required by Applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system (in which case the party required to issue such press release or make such statement shall give reasonable notice to the other party, including the opportunity to review and comment on such press release or statement to the extent practicable); provided further, that the Company need not consult Parent in connection with the matters referred to in and in accordance with Section 5.02, including any press release or public statement to be issued or made in order to effect a Company Adverse Recommendation Change made pursuant to and in accordance with Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company. Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Applicable Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.

Section 6.09. Employee Matters.

(a) From the Effective Time through the first anniversary of the Effective Time (“Benefit Period”), each employee of the Company or any of its Subsidiaries who remains in the employment of Parent or any of its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) shall receive (i) a base salary and annual cash incentive opportunities (as a percentage of base salary) that are, at Parent’s election, either (A) no lower than the base salary and annual cash incentive opportunities that were provided to such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to the base salary and annual cash incentive opportunities that Parent or its Subsidiaries then provide to similarly situated employees, (ii) employee benefits that are, at Parent’s election, either (A) no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Effective Time under the Company Benefit Plans set forth on Section 3.10(a) of the Company Disclosure Letter or (B) substantially comparable in the aggregate to the employee benefits that Parent or its Subsidiaries then provide to similarly situated employees, and (iii) severance benefits that are, at Parent’s election, either (A) no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to the severance benefits that Parent or its Subsidiaries then provide to similarly situated employees. Continuing Employees covered by any Collective Bargaining Agreement shall receive base salary, cash and equity incentives and employee benefits consistent with applicable Collective Bargaining Agreements.

(b) With respect to any Parent Benefit Plan in which Continuing Employees and their eligible dependents will be eligible to participate during and after the Benefit Period, for purposes of determining eligibility to participate, level of benefits and vesting (other than benefit accruals and early retirement subsidies under any defined benefit pension plan or any equity compensation arrangement), service recognized by the Company and any of its Subsidiaries immediately prior to the Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that, such service need not be recognized (i) to the extent that the applicable Company Benefit Plan did not recognize such service for such Continuing Employee, (ii) to the extent that such recognition would result in any duplication of benefits or (iii) with respect to any Parent Benefit Plan for which prior service is not recognized for employees of Parent and its Subsidiaries generally.

(c) During the Benefit Period, Parent shall use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any group health plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their spouses and eligible dependents) will be eligible to participate during the Benefit Period, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan for such individual immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her spouse and eligible dependents) under the comparable Company Benefit Plan during the year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each such Continuing Employee will be eligible to participate during such year.

(d) Without otherwise limiting the generality of Section 9.07, the provisions of this Section 6.09 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.09) under or by reason of any provision of this Agreement. Nothing in this Section 6.09 shall amend, or be deemed to amend (or, except as otherwise provided in this Section 6.09, prevent the amendment or termination of) any Company Benefit Plan or any Parent Benefit Plan.

(e) Parent shall have no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Closing.

Section 6.10. Merger Sub; Parent Subsidiaries; Company Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 6.11. CVR Agreement. At or prior to the Closing, Parent will execute and deliver, and shall use reasonable best efforts to cause the Trustee to execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are required by the Trustee.

Section 6.12. Listing. Parent shall use its reasonable best efforts to cause (i) the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date, and (ii) the CVRs to be issued in the Merger to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing Date; provided, that, in the event the CVRs are unable to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing Date, Parent shall use its reasonable best efforts to cause the CVRs to be issued in the Merger to be approved for listing on, subject to official notice of issuance, any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board prior to the Closing Date. Each of the parties agrees to use its reasonable best efforts to cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time. Parent shall reserve for issuance, and shall use its reasonable best efforts to be approved for listing on the NYSE, such shares of Parent Common Stock as may be issued upon conversion of Company Convertible Notes, calculated on a fully-diluted basis and after giving effect to the Merger.

Section 6.13. Notification of Certain Matters.

(a) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (i) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger not to be satisfied, or (ii) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.13(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

(b) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of any written notice or other written communication from any Governmental Entity or from any Person alleging that the consent of such Governmental Entity or Person is or may be required in connection with the Merger or any other transaction contemplated by this Agreement.

Section 6.14. Transaction Litigation. In the event that any Action relating to, involving or affecting this Agreement, the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) is brought or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries or Affiliates, the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity (at Parent’s sole expense and subject to a joint defense agreement) to participate in the defense, settlement and/or prosecution of any Transaction Litigation, and neither the Company nor any of its Subsidiaries nor any of its or their respective Representatives shall settle, agree to settle or come to any arrangement regarding any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.15. Existing Litigation. From the execution and delivery of this Agreement until the Effective Time, the Company shall reasonably consult with Parent (a) at regular intervals regarding the status of the Existing Litigation and (b) prior to taking any material action with respect to any Existing Litigation, including but not limited to settling, agreeing to settle or coming to any arrangement regarding any Existing Litigation.

Section 6.16. Conversion of Company Convertible Notes. Following the Effective Time, Parent shall take all actions necessary, in accordance with state and federal securities laws and the terms of the indenture governing the Company Convertible Notes, to effect any conversion of the Company Convertible Notes issued and outstanding at the time of such conversion as requested by the holders of the Company Convertible Notes.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) all other Required Antitrust Approvals shall have been obtained.

(c) Legal Restraints. No Applicable Law and no judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding Order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order and no proceedings for such purposes shall be pending before or threatened by the SEC.

(e) Listing. The shares of Parent Common Stock issuable as Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.02. Conditions to Obligation of Parent. The obligation of each of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01 [Qualification, Organization, Subsidiaries], Section 3.02 [Authority; Execution and Delivery; Enforceability] and Section 3.25 [Brokers’ Fees and Expenses] shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03 [Capital Structure] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, except for de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Section 3.06 [Absence of Certain Changes] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material

Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) No Governmental Adverse Event. Since the date of this Agreement, no Governmental Adverse Event shall have occurred and be continuing.

(e) No Debt Acceleration. Since March 31, 2013, no acceleration of any principal or interest amount under the Credit Agreement or any other material Indebtedness of the Company or any of its Subsidiaries shall have occurred and be continuing.

(f) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c), Section 7.02(d) and Section 7.02(e) have been satisfied.

(g) Consents. The Company and each of its Subsidiaries shall have obtained the consents identified on Section 7.02(g) of the Company Disclosure Letter.

Section 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.01 [Qualification, Organization, Subsidiaries] and Section 4.02 [Authority; Execution and Delivery; Enforceability] shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent contained in Section 4.03(a) [Capital Structure] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as such time, except for de minimis inaccuracies, (iii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 4.12 [Absence of Certain Changes] shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time, and (iv) all other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this

Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been satisfied.

(e) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by Parent and the Trustee and be in full force and effect.

(f) Listing. The CVRs issuable as CVR Consideration shall have been approved for listing on (i) either the NYSE or NASDAQ, subject to official notice of issuance, or (ii) if unable to be approved pursuant to clause (i), any other national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before April 30, 2014 (the “End Date”); provided, however, that (x) if, on the End Date, any of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) (if such Legal Restraint is in respect of any Regulatory Law) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date may be extended by Parent with the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) to July 30, 2014, or such earlier date as may be agreed in writing by Parent and the Company, and such date shall become the End Date for purposes of this Agreement and (y) the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this

Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Governmental Entity of competent authority issues a final nonappealable Order or enacts a law that prohibits, restrains or makes illegal the consummation of the Merger; or

(iii) if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting.

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company, prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.02(e);

(e) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect;

(f) by Parent, prior to receipt of the Company Stockholder Approval, in the event that a Company Adverse Recommendation Change shall have occurred;

(g) by Parent, prior to receipt of the Company Stockholder Approval, if the Company shall have breached or be deemed to have breached in any material respect any covenant, obligation or agreement set forth in Section 5.02; provided, that Parent may not terminate this Agreement pursuant to this Section 8.01(g) if Parent is then in breach of this Agreement in any material respect;

(h) by Parent, if a Governmental Adverse Event shall have occurred and is not cured within 60 days following such occurrence.

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the penultimate sentences of Section 6.02 and Section 6.06(b), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination, provided, however, that, no such termination shall relieve any Person from any liability or damages arising out of: (i) fraud in connection with this Agreement or (ii) any willful or intentional breach of any provision of this Agreement.

Section 8.03. Fees and Expenses.

(a) Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent a fee of $109,000,000 (the “Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f) (other than as a result of any Company Adverse Recommendation Change made by the Company relating to a Parent Material Adverse Effect); or

(ii) (A) an Acquisition Proposal shall have been announced, commenced, publicly disclosed or otherwise made known to the Company or shall have been made directly to the stockholders of the Company generally; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(e); and (C) within 12 months of such termination (x) the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal that is subsequently consummated or (y) an Acquisition Proposal is consummated; provided, however, that for purposes of this Section 8.03(b)(ii), the references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

(c) The Company shall pay to Parent $40,000,000 (the “Company Expense Reimbursement”) if Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii). The existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.03(b)(ii) shall not relieve the Company of its obligations to pay the Company Expense Reimbursement pursuant to this Section 8.03(c), and the payment by the Company of the Company Expense Reimbursement pursuant to this Section 8.03(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.03(b)(ii). In the event the Company pays the Company Expense Reimbursement pursuant to this Section 8.03(c), the amount of such Company Expense Reimbursement actually paid shall be credited against any Termination Fee subsequently payable by the Company pursuant to Section 8.03(b)(ii).

(d) Any amounts due under Section 8.03(b) or Section 8.03(c) shall be paid by wire transfer of same-day funds (i) in the case of Section 8.03(b)(i), on the Business Day immediately following the date of termination of this Agreement in the case of termination pursuant to Section 8.01(f) (or simultaneous with such termination, in the case of termination pursuant to Section 8.01(d)), (ii) in the case of Section 8.03(b)(ii), on the date of consummation of the Acquisition Proposal referred to in Section 8.03(b)(ii)(C), and (iii) in the case of Section 8.03(c), on the Business Day immediately following the date of termination of this Agreement.

(e) The Company acknowledges and agrees that the agreements contained in Section 8.03(b) and Section 8.03(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to Section 8.03(b) or Section 8.03(c), and, in order to obtain such payment, Parent commences an Action that results in a judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. The parties agree that the receipt of the Termination Fee and/or the Company Expense Reimbursement, as the case may be, together with the amounts described in the immediately preceding sentence, shall be the sole and exclusive monetary remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event such amounts are paid by the Company and accepted by Parent, and, upon payment of such amounts by the Company and the acceptance of such amounts by Parent, the Company, the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives shall have no further liability to Parent and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee or the Company Expense Reimbursement on more than one occasion; provided, however, that (i) the Company may be required to pay both the Company Expense Reimbursement pursuant to Section 8.03(c) and a portion of the Termination Fee pursuant to Section 8.03(b)(ii) and (ii) no such payment shall relieve any Person from any liability or damages arising out of: (x) fraud in connection with this Agreement or (y) any willful or intentional breach of any provision of this Agreement.

Section 8.04. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Applicable Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties and there shall be no amendment to Sections 8.04, 8.05, 9.07 and 9.08 (or any provision of this Agreement to the extent an amendment of such provision would modify the substance of Sections 8.04, 8.05, 9.07 or 9.08) in a manner that would be adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement, except that there shall be no waiver to Sections 8.04, 8.05, 9.07 or 9.08 (or any provision of this Agreement to the extent a waiver such provision would modify the substance of Sections 8.04, 8.05, 9.07 or 9.08) in a manner that would be adverse to the Financing Sources without the prior written consent of the Financing Sources. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Applicable Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent or the Company.

ARTICLE IX

General Provisions

Section 9.01. Nonsurvival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement will survive the Effective Time; provided that this Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, by a recognized next-day courier or by registered or certified mail (return receipt requested, postage prepaid) or (b) if by facsimile, upon written confirmation of receipt by facsimile. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Company, to:

Health Management Associates, Inc.

5811 Pelican Bay Boulevard, Suite 500

Naples, FL 34108

Phone: (239) 598-3131

Facsimile: (239) 597-5794

Attention:        Steve Clifton

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Phone: (212) 310-8000

Facsimile: (212) 310-8007

Attention:     Michael J. Aiello

                       Matthew J. Gilroy

(b) if to Parent or Merger Sub, to:

Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Phone: (615) 465-7000

Facsimile: (615) 373-9704

Attention:        Rachel Seifert

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Phone: (212) 446-4800

Facsimile: (212) 446-4900

Attention:   Stephen Fraidin

                   Thomas W. Christopher

                   Michael P. Brueck

Section 9.03. Definitions. For purposes of this Agreement:

“Action” means any action, filing of charges, suits, claims, complaints, investigations, audits, inquiries, proceedings (whether civil or criminal), or arbitrations.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement on terms not more favorable in any material respect to the counterparty thereto than those in the Confidentiality Agreement.

“Applicable Law(s)” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement (including any federal, state or local directive or other requirement, in each case that relates to Medicare or Medicaid) enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. Without limitation, references to “Applicable Law” or “Applicable Laws” shall be deemed to include Health Care Laws and any applicable insurance or antitrust law (including any law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Applicable Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreements, labor union contracts, trade union agreements, foreign works council contracts, or other agreement with any labor organization.

“Company Performance Cash Award” means any performance cash award granted under any Company Stock Plan.

“Company Deferred Stock Award” means any award of the right to receive Company Common Stock which is granted under any Company Stock Plan.

“Company Equity Award Consideration” means the aggregate Merger Consideration payable to holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards in respect of such awards hereunder.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Provider” means a Provider that is owned, operated, leased, employed by or furnishing items or services on behalf of the Company or any of its Subsidiaries.

“Company Restricted Stock Award” means any award of Company Common Stock that is subject to time and/or performance vesting conditions and which is granted under any Company Stock Plan.

“Company Rights Plan” means the Rights Agreement entered into between the Company and American Stock Transfer & Trust Company, LLC, dated as of May 24, 2013.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the Company’s Amended and Restated 1996 Executive Incentive Compensation Plan, as amended, and the Company’s 2006 Outside Director Restricted Stock Award Plan, as amended.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

“Credit Agreement” means Credit Agreement, dated as of November 18, 2011, among the Company and the other parties thereto.

“DOJ” means the United States Department of Justice.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Environmental Laws” means any applicable federal, state or local law (statutory or common), constitution, treaty, convention, ordinance, code, rule, regulation or Order enacted, adopted, promulgated or applied by a Governmental Entity relating to human or worker health and safety (with respect to exposure to hazardous substances, except in the ordinary course of business), pollution or protection of the environment or natural resources.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Litigation” shall have the meaning ascribed to such term in the CVR Agreement.

“Facility” means (i) with respect to Parent and its Subsidiaries, a Parent Provider, excluding individual practitioners of the healing arts and groups of such practitioners and (ii) with respect to the Company and its Subsidiaries, a Company Provider, excluding individual practitioners of the healing arts and groups of such practitioners.

“Financing Sources” means any entity or entities that commit to provide, or otherwise enter into agreements in connection with, the Financing, including the party or parties to the Commitment Letter or any definite documentation relating thereto, together with such party’s or parties’ successors, assigns, Affiliates, officers, directors, employees and representatives, and their respective successors, assigns, Affiliates, officers, directors, employees and representatives.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Adverse Event” means any of the following events: (i) the filing of a state or federal felony criminal charge against the Company or any Subsidiary of the Company, or (ii) the exclusion, debarment or suspension of the Company or any Subsidiary of the Company from participation in a Government Sponsored Health Care Program, the receipt by the Company or any Subsidiary of the Company of a notification from any Governmental Entity that it intends to so exclude, debar or suspend the Company or any Subsidiary of the Company, or any conviction, plea, settlement or verdict against the Company or any Subsidiary of the Company of an offense or violation that would reasonably be expected to result in any such exclusion, debarment or suspension (whether mandatory or permissive).

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Government Sponsored Health Care Programs” means all health benefit programs that are sponsored by a Governmental Entity and that the Company or any of its Subsidiaries participates in, whether pursuant to one or more Contracts with the applicable Governmental Entity or otherwise, including “Federal health care programs” as defined by 42 U.S.C. § 1320a-7b(f), Medicaid (including Temporary Assistance to Needy Families, Child Health Insurance Program, Aged, Blind and Disabled, Supplemental Security Income and long term care), Medicare, Medicare Advantage (including Special Needs Plans), Medicare Part D, TRICARE, dual eligible initiatives and other demonstration programs.

“Health Care Laws” means all Applicable Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care items or services, health benefits or health insurance, including Applicable Laws that regulate managed care, third-party payors and persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care items or services and, without limiting the generality of the foregoing, all other Applicable Laws relating to Health Care Programs, including Health Care Programs pursuant to which the Company or any of its Subsidiaries is required to be licensed or authorized to transact business; (ii) health care or insurance fraud or abuse, including the solicitation or acceptance of improper incentives involving Persons operating in the health care industry, patient referrals or health care provider incentives generally, including the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the provision of administrative, management or other services related to any Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by health care providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (iv) the Consolidated Omnibus Budget Reconciliation Act of 1985; (v) ERISA (to the extent impacting any Administrative Services Organization arrangement); (vi) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (vii) the Medicare Improvements for Patients and Providers Act of 2008; (viii) privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Health Care Programs or other lines of business, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and, without limiting the generality of the foregoing, any Applicable Laws relating to medical information; and (ix) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152).

“Health Care Programs” means all lines of business, programs and types of services offered by the Company or any of its Subsidiaries, including Government Sponsored Health Care Programs, Commercial Risk (individual, small group, large group), Workers Compensation, Federal Employees Health Benefits Program (FEHBP), Administrative Services Only (ASO) and Network Rental.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hospitals” means with respect to Parent, each of the hospitals owned, leased or operated by Parent or any of its Subsidiaries, and with respect to the Company, each of the hospitals owned, leased or operated by the Company or any of its Subsidiaries as of the date of this Agreement.

“Indebtedness” means, with respect to any Person, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) in respect of outstanding letters of credit, and (iv) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means all intellectual property and all rights associated therewith in any jurisdiction, including all copyrights and other works of authorship, patents, trademarks, service marks, service names, logos, trade names, trade dress, domain names and all other indicia of origin, technology rights and licenses, computer software (including any source or object codes therefor, and documentation and websites relating thereto and all related tools, applications and systems), trade secrets, proprietary and/or confidential information and data (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), databases and database rights, franchises, know-how (including methods, processes, improvements, protocols and plans), inventions, designs, and all other intellectual property and proprietary rights, including all related goodwill, and all grants, registrations, applications for registration, reissues, continuations, continuations-in-part, revisions, divisionals, extensions, reexaminations and renewals in connection therewith, and all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“Knowledge” means, with respect to the Company, the actual knowledge, after due inquiry, of Gary Newsome, Kelly Curry, Steve Clifton, Gary Bryant or Bob Farnham and, with respect to Parent or Merger Sub, the actual knowledge of Wayne T. Smith, W. Larry Cash or Rachel A. Seifert.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary of the Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary of the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary of the Company thereunder.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Marketing Period” means the first period of 18 consecutive Business Days after the date of this Agreement beginning on the first day on which (a) Parent shall have the Required Information and during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with such obligation to provide the Required Information on the date such notice is received unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information (or Parent cannot confirm whether the Company has completed the delivery of the Required Information) and within five Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating, to the extent reasonably practicable, which Required Information the Company has not delivered) and (b) the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the other conditions set forth in Section 7.02 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such 18 consecutive Business Day period; ; provided, that such 18 Business Day period (x) if not ended on or prior to August 16, 2013, shall commence no earlier than September 3, 2013, (y) shall not be required to be consecutive to the extent that it would include November 28, 2013 through and including November 29, 2013 (which dates shall not count for purposes of the 18 consecutive Business Day period) and (z) if not ended on or prior to December 20, 2013, shall commence no earlier than January 6, 2014. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if prior to the completion of the Marketing Period, (i) the Company’s auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (ii) if prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 18 consecutive Business Day period, (iii) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, or (iv) if prior to the completion of the Marketing Period, the Company shall have been delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q, in which case the Marketing Period will not be deemed to commence unless and until all such delinquencies have been cured; provided that the Marketing Period shall end on any earlier date on which all of the proceeds of the Financing are obtained.

“Material Adverse Effect” with respect to any Person means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which such Person and its Subsidiaries operate; (C) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby or the identity of any party hereto, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities, or any litigation arising from allegations of breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby; (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (G) any action taken by such Person or its Subsidiaries that is required by this Agreement or with the prior written consent or at the direction of another Person in accordance with this Agreement, or the failure to take any action by such Person or its Subsidiaries if that action is prohibited by this Agreement; (H) changes or prospective changes in such Person’s credit ratings; (I) changes in the price or trading volume of the such Person’s Common Stock; or (J) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (H), (I) and (J) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (J) hereof) is, may be, contributed to or may contribute to, a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which such Person and its Subsidiaries operate.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary of the Company.

“Parent Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 25, 2007 among CHS/Community Health Systems, Inc., Community Health Systems, Inc., the lenders party thereto and Credit Suisse AG, as Administrative Agent and Collateral Agent, as amended or restated from time to time.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Provider” means a Provider that is owned, operated, leased, employed by or furnishing items or services on behalf of Parent or any of its Subsidiaries.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) requirements and restrictions of zoning, building and other Applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and its Subsidiaries as currently conducted, (iv) non-exclusive licenses or other similar grants of rights in Intellectual Property made in the ordinary course of business, (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings, (vi) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business, (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods, (viii) Liens incurred in the ordinary course of business in connection with any purchase money security interests, equipment leases or similar financing arrangements, (ix) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to the Credit Agreement, (x) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (xi) Liens that are disclosed on the most recent consolidated balance sheet of the Company, or the notes thereto, included in the Company SEC Documents filed prior to the date hereof and (xii) Liens that are not material in amount and do not materially detract from the value of such property or interfere in any material respect with the use, operation or occupancy by the Company or any of its Subsidiaries of such property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Provider(s)” means all primary care physicians and physician groups, medical groups, independent practice associations, specialist physicians, dentists, optometrists, pharmacies and pharmacists, radiologists and radiology centers, laboratories, mental health professionals, community health centers, clinics, surgery centers, accountable care organizations, chiropractors, physical therapists, hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional or facility.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees, or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, including any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.04. Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any term defined in this Agreement shall have its defined meaning throughout this Agreement and in each Exhibit to this Agreement, regardless of whether it appears before or after the place where it is defined. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when all counterparts have been signed by the parties and delivered to the other parties.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration, the right of the holders of Company Stock Options, Company Restricted Stock Awards and Company Deferred Stock Awards to receive the Company Equity Award Consideration and the right of holders of Company Performance Cash Awards to receive payments pursuant to Section 2.04(d), (ii) if the Effective Time occurs, the provisions set forth in Section 6.04 of this Agreement, and (iii) with respect to the Financing Sources, the provisions set forth in Section 8.04, Section 8.05, Section 9.07 and Section 9.08 of this Agreement, are not intended to and shall not confer upon any person other than the parties hereto, any rights or remedies hereunder. Notwithstanding anything to the contrary, the Company (on behalf of itself and its Affiliates and its and their respective stockholders, directors, officers, representatives or agents) (i) hereby waives any and all rights or claims it or any of them may have against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or in connection with, this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby and (ii) hereby agrees that no Financing Source shall have any liability or obligations of any kind (whether based in contract. tort, fraud, strict liability, other laws or otherwise) to the Company, any of its Affiliates or any of its or their respective stockholders, directors, officers, representatives or agents arising under or in connection with, this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby.

Section 9.08. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all claims, actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”) in the event any dispute, claim or cause of action arises out of or relates to this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. No party hereto, nor any of its Affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT OR THE COMPANY UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, may not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason.

Section 9.11. Tax Reporting. Except to the extent any portion of any CVR Payment Amount is required to be treated as interest pursuant to Applicable Law, the Parties hereto agree to treat the CVRs issued pursuant to the Merger Agreement for all Tax purposes as consideration for the shares of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards, and none of the Parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by Applicable Law. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Company shall determine the portion of any CVR Payment Amount required to be treated as interest for U.S. federal income tax purposes pursuant to Section 483 of the Code and the Treasury Regulations promulgated thereunder. Capitalized terms used in this Section that are not otherwise defined in this Agreement shall be as defined in the CVR Agreement.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

Health Management Associates, Inc.

By:	/s/ William J. Schoen
Name:	William J. Schoen
Title:	Chairman

Community Health Systems, Inc.

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	President and Chief Executive Officer

FWCT-2 Acquisition Corporation

By:	/s/ Wayne T. Smith
Name:	Wayne T. Smith
Title:	President and Chief Executive Officer

Exhibit 10.1

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

COMMUNITY HEALTH SYSTEMS, INC.

and

[TRUSTEE]

Dated as of [—]

i

Annex A – Form of CVR Certificate

Note: This table of contents shall not, for any purpose, be deemed to be a part of this CVR Agreement.

Reconciliation and tie between Trust Indenture Act of 1939 and Contingent Value Rights Agreement, dated as of [—].

Trust Indenture Act Section	Agreement Section

Note: This reconciliation table shall not, for any purpose, be deemed to be a part of this CVR Agreement.

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [—]1 (this “CVR Agreement”), by and between Community Health Systems, Inc., a Delaware corporation (the “Company”), and [—], a [—], as trustee (the “Trustee”), in favor of each person who from time to time holds one or more Contingent Value Rights (the “Securities” or “CVRs” and, each individually, a “Security” or a “CVR”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of July 29, 2013 (the “Merger Agreement”), by and among the Company, FWCT-2 Acquisition Corporation, a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub”), and Health Management Associates, Inc., a Delaware corporation (“HMA”);

WHEREAS, pursuant to the Merger Agreement, Merger Sub shall merge with and into HMA (the “Merger”), with HMA being the surviving corporation in the Merger and becoming a wholly owned Subsidiary of the Company;

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement; and

WHEREAS, a registration statement on Form S-4 (No. 333-[—]) (the “Registration Statement”) with respect to the CVRs has been prepared and filed by the Company with the Commission (as defined below) and has become effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”).

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, it is covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this ARTICLE1 have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b) all accounting terms used herein and not expressly defined herein shall, except as otherwise noted, have the meanings assigned to such terms in accordance with applicable Accounting Standards, where “Accounting Standards” means generally accepted accounting principles in the United States, consistently applied;

[1]	Note to Draft: To be dated as of the closing date of the merger.

(c) all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement;

(d) all other terms used herein which are defined in the Trust Indenture Act (as defined herein), either directly or by reference therein, have the respective meanings assigned to them therein; and

(e) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision.

“Act” shall have the meaning set forth in SECTION 1.4 of this CVR Agreement.

“Acting Holders” means, at the time of determination, Holders of at least thirty percent (30%) of the Outstanding Securities.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Board of Directors” means the board of directors of the Company or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Chairman of the Board of Directors, the Chief Executive Officer or the Secretary to the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Breach” shall have the meaning set forth in SECTION 8.1 of this CVR Agreement.

“Breach Interest Rate” means a per annum rate equal to the prime rate of interest quoted by Bloomberg, or a similar reputable data source, plus three percent (3%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in The City of New York, New York are not authorized or obligated by Law or executive order to close and, if the CVRs are listed on a national securities exchange, electronic trading network or other suitable trading platform, such exchange, electronic network or other trading platform is open for trading.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

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“Company” means the Person named as the “Company” in the first paragraph of this CVR Agreement, until a successor Person shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Company” shall mean such successor Person.

“Company Group” means the Company and its Subsidiaries.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by the chairman of the Board of Directors, the Chief Executive Officer, a president or any vice president, the General Counsel, or any other person duly authorized to act on behalf of the Company for such purpose or for any general purpose, and delivered to the Trustee.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this CVR Agreement is located at [—].

“CVRs” shall have the meaning set forth in the Preamble of this CVR Agreement.

“CVR Agreement” means this instrument as originally executed and as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof.

“CVR Certificate” means a certificate representing any of the CVRs.

“CVR Payment Amount” means $1.00 in cash per CVR; provided, however, that if the aggregate amount of Losses as of the Payment Event Date exceeds $18,000,000 (the “Deductible”), the CVR Payment Amount shall be reduced by an amount equal to the quotient obtained by dividing: (a) the product of (i) all Losses in excess of the Deductible and (ii) 90%; by (b) the number of Outstanding Securities on the Payment Event Date; provided, that the CVR Payment Amount shall not be reduced to an amount below zero. All payments of the CVR Payment Amount shall be made without interest thereon and less any applicable withholding of Taxes. In no event shall the Company be obligated to pay the CVR Payment Amount on more than one occasion.

“CVR Payment Date” means the date on which the CVR Payment Amount is payable by the Paying Agent to the Holders, which date shall be established pursuant to SECTION 3.1(e).

“DOJ” means the U.S. Department of Justice.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Litigation” means any litigation, investigation (whether formal or informal, including subpoenas), or other action or proceeding involving the HHS-OIG, the DOJ, the Commission or any other Governmental Entity, relating to whether HMA or any of its Affiliates violated any Law, and any civil litigation or other action or proceeding, including any shareholder or derivative action or proceeding, arising out of or relating to the foregoing, in each

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case existing on or prior to the date of the Merger Agreement; provided that Existing Litigation shall not include any such litigation, investigation or other action or proceeding involving only individuals or entities other than HMA unless HMA is required to indemnify Losses incurred by such individuals or entities. For the avoidance of doubt, for purposes of this definition, the Company and its Subsidiaries shall not be considered Affiliates of HMA.

“Final Resolution” means (i) receipt of written confirmation from each applicable Governmental Entity that it has closed its investigation into HMA with respect to the Existing Litigation; or (ii) resolution of the Existing Litigation pursuant to a written settlement agreement, consent decree or other final non-appealable judgment by a court of competent jurisdiction.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“HHS-OIG” means the U.S. Department of Health and Human Services Office of Inspector General.

“HMA” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Junior Obligations” shall have the meaning set forth in SECTION 10.1.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, international treaties and conventions or requirements of any Governmental Entity.

“Losses” means the amount of all losses, damages, costs, fees and expenses (including, without limitation, attorneys fees and expenses), and all fines, penalties, settlement amounts, indemnification obligations and other liabilities, in each case arising out of or relating to the Existing Litigation that are paid by the Company or any of its Affiliates (including HMA) prior to the Payment Event Date; provided that Losses shall not include (i) the costs associated with any change to HMA’s policies, procedures or practices, or (ii) the loss of any (A) licenses or (B) rights and privileges to participate in government sponsored programs even if required under a settlement agreement, consent decree or other final non-appealable judgment by a court of competent jurisdiction; provided that in each case, the amount of any Losses shall be net of any amounts actually recovered by the Company or any of its wholly owned Subsidiaries under insurance policies.

“Majority Holders” means, at the time of determination, Holders of at least a majority of the Outstanding Securities.

“Merger” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Merger Agreement” shall have the meaning set forth in the Recitals of this CVR Agreement.

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“Merger Sub” shall have the meaning set forth in the Recitals of this CVR Agreement.

“NASDAQ” shall have the meaning set forth in SECTION 7.6.

“NYSE” shall have the meaning set forth in SECTION 7.6.

“Officer’s Certificate” when used with respect to the Company means a certificate signed by the Chief Executive Officer, a president or any vice president, the Chief Financial Officer or any other person duly authorized to act on behalf of the Company for such purpose or for any general purpose.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Company.

“Outstanding” when used with respect to Securities (“Outstanding Securities”) means, as of the date of determination, all Securities theretofore authenticated and delivered under this CVR Agreement, except: (a) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation and (b) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this CVR Agreement, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company; provided, however, that in determining whether the Holders of the requisite Outstanding Securities have given any request, demand, authorization, direction, consent, waiver or other action hereunder, Securities owned by the Company or any Affiliate of the Company, whether held as treasury securities or otherwise, shall be disregarded and deemed not to be Outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, consent, waiver or other action, only Securities that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded (but the Trustee need not confirm or investigate the accuracy of mathematical calculations or other facts stated in such request, demand, authorization, direction, consent, waiver or other action).

“Party” shall mean the Trustee and the Company, as applicable.

“Paying Agent” means any Person authorized by the Company to pay the amount determined pursuant to SECTION 3.1, if any, on any Securities on behalf of the Company.

“Payment Certificate” has the meaning set forth in SECTION 3.1(c).

“Payment Event Date” means the date on which Final Resolution occurs.

“Person” means any individual, corporation, partnership, joint venture, association, jointstock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Permitted Junior Securities” shall have the meaning set forth in SECTION 10.2(a).

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“Registration Statement” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Responsible Officer” when used with respect to the Trustee means any officer assigned to the Corporate Trust Office and also means, with respect to any particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

“Securities” shall have the meaning set forth in the Preamble of this CVR Agreement.

“Securities Act” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Security Register” shall have the meaning set forth in SECTION 3.5(a) of this CVR Agreement.

“Security Registrar” shall have the meaning set forth in SECTION 3.5(a) of this CVR Agreement.

“Senior Obligations” means (a) the principal of, and premium (if any) and interest (including, without limitation, any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Law) on, the following existing or future obligations of the Company, and all other amounts owing thereon, (i) with respect to borrowed money, (ii) evidenced by notes, debentures, bonds or other similar debt instruments, (iii) with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions, (iv) reimbursement obligations in respect of letters of credit and similar obligations, (v) in respect of capital leases, or (vi) guarantees in respect of obligations referred to in clauses (i) through (v) above; unless, in any case, the instrument creating or evidencing the same or pursuant to which the same is outstanding provides that such obligations are pari passu to or subordinate in right of payment to the Securities and (b) any Losses.

Notwithstanding the foregoing, “Senior Obligations” shall not include:

(a) Junior Obligations;

(b) trade debt incurred in the ordinary course of business;

(c) any intercompany indebtedness between the Company and any of its Subsidiaries or Affiliates;

(d) indebtedness of the Company that is subordinated in right of payment to Senior Obligations;

(e) indebtedness or other obligations of the Company that by its terms ranks equal or junior in right of payment to the Junior Obligations;

(f) indebtedness of the Company that, by operation of Law, is subordinate to any general unsecured obligations of the Company;

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(g) indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to the Junior Obligations;

(h) indebtedness consisting of the deferred purchase price for property or services, including earn-out and milestone payments and contingent value rights; or

(i) indebtedness that is contractually non-recourse to the general credit of the Company.

“Series A Contingent Value Rights” shall have the meaning set forth in SECTION 3.1(b) of this CVR Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of Voting Securities is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Tax” means any U.S. federal, state or local tax, assessment, levy or other governmental charge of any kind, including any income, profits, gross receipts, license, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, franchise, sales, social security, unemployment, disability, use, property, withholding, excise, transfer, registration, production, value added, alternative minimum, occupancy, estimated or any other tax of any kind whatsoever, whether disputed or not, together with any interest, penalty or addition thereto.

“Tax Return” means any return, report, declaration, claim or other statement (including attached schedules) relating to Taxes.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended from time to time.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this CVR Agreement, until a successor Trustee shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Trustee” shall mean such successor Trustee.

“Voting Securities” means securities or other interests having voting power, or the right, to elect or appoint directors, or any Persons performing similar functions, irrespective of whether or not stock or other interests of any other class or classes shall have or might have voting power or any right by reason of the happening of any contingency.

SECTION 1.2 Compliance and Opinions.

(a) Upon any application or request by the Company to the Trustee to take any action under any provision of this CVR Agreement, the Company shall furnish to the Trustee an Officer’s Certificate stating that, in the opinion of the signor, all conditions precedent, if any, provided for in this CVR Agreement relating to the proposed action have been complied with and an Opinion of Counsel stating, subject to customary exceptions, that in the opinion of such

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counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this CVR Agreement relating to such particular application or request, no additional certificate or opinion need be furnished.

(b) Every certificate or opinion with respect to compliance with a condition or covenant provided for in this CVR Agreement shall include: (i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 1.3 Form of Documents Delivered to Trustee.

(a) In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b) Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company.

(c) Any certificate, statement or opinion of an officer of the Company or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Company. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

(d) Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this CVR Agreement, they may, but need not, be consolidated and form one instrument.

SECTION 1.4 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this CVR Agreement to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered

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to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this CVR Agreement and (subject to SECTION 4.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this SECTION 1.4. The Company may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this CVR Agreement, which date shall be no greater than ninety (90) days and no less than ten (10) days prior to the date of such vote or consent to any action by vote or consent authorized or permitted under this CVR Agreement. If not previously set by the Company, (i) the record date for determining the Holders entitled to vote at a meeting of the Holders shall be the date preceding the date notice of such meeting is mailed to the Holders, or if notice is not given, on the day next preceding the day such meeting is held, and (ii) the record date for determining the Holders entitled to consent to any action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company. If a record date is fixed, those Persons who were Holders of Securities at such record date (or their duly designated proxies), and only those Persons, shall be entitled to take such action by vote or consent or, except with respect to clause (d) below, to revoke any vote or consent previously given, whether or not such Persons continue to be Holders after such record date. No such vote or consent shall be valid or effective for more than one hundred twenty (120) days after such record date.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

(c) The ownership of Securities shall be proved by the Security Register. Neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

(d) At any time prior to (but not after) the evidencing to the Trustee, as provided in this SECTION 1.4, of the taking of any action by the Holders of the Securities specified in this CVR Agreement in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this SECTION 1.4, revoke such action so far as concerns such Security. Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Security shall bind every future Holder of the same Security or the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

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SECTION 1.5 Notices, etc., to Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this CVR Agreement to be made upon, given or furnished to, or filed with:

(a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed, in writing, to or with the Trustee at its Corporate Trust Office; or

(b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder if in writing and mailed, first-class postage prepaid, to the Company addressed to it at Community Health Systems, Inc., 4000 Meridian Blvd., Franklin, Tennessee 37067, Attention: General Counsel, or at any other address previously furnished in writing to the Trustee by the Company.

SECTION 1.6 Notice to Holders; Waiver.

(a) Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

SECTION 1.7 Conflict with the Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this CVR Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control.

SECTION 1.8 Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 1.9 Benefits of Agreement. Nothing in this CVR Agreement or in the Securities, express or implied, shall give to any Person (other than the Parties hereto and their successors and permitted assigns and, solely in accordance with the express terms of this CVR Agreement and subject to SECTIONS 1.13, 3.1(g) and 8.6, the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained.

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SECTION 1.10 Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) THIS CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS CVR AGREEMENT) OR THE SECURITIES, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

(b) EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS CVR AGREEMENT), OR THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE COMPANY AND THE TRUSTEE AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF NEW YORK FOR SUCH PERSONS. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CVR AGREEMENT (A) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS SECTION 1.10, (B) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (C) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CVR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

(c) EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY AGREES THAT ANY

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CONTROVERSY WHICH MAY ARISE UNDER THIS CVR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PERSON HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS CVR AGREEMENT OR THE SUBJECT MATTER HEREOF.

(d) EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY AGREES THAT NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IN NO EVENT SHALL THE COMPANY BE RESPONSIBLE TO THE TRUSTEE OR ANY HOLDER FOR ANY CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES.

SECTION 1.11 Legal Holidays. In the event that the CVR Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement or the Securities to the contrary) payment on the Securities need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

SECTION 1.12 Separability Clause. In the event any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.13 No Recourse Against Others. A past or present director, officer or employee, as such, of the Company or an Affiliate of the Company or the Trustee shall not have any liability for any obligations of the Company or the Trustee under the Securities or this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Holder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

SECTION 1.14 Counterparts. This CVR Agreement shall be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

SECTION 1.15 Acceptance of Trust. [—], the Trustee named herein, hereby accepts the trusts in this CVR Agreement declared and provided, upon the terms and conditions set forth herein.

SECTION 1.16 Termination. This CVR Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the CVR Payment Date; provided, that the obligations of the Parties to this CVR Agreement set forth in Section 4.7 and the obligation of the Company to pay the CVR Payment Amount that is due in accordance with the terms of this CVR Agreement shall survive termination of this CVR Agreement in accordance with its terms, and provided further that no termination of this CVR Agreement shall be deemed to affect the rights of the parties set forth in ARTICLE 8 of this CVR Agreement to bring suit in the case of a Breach occurring prior to such CVR Payment Date.

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ARTICLE 2

SECURITY FORMS

SECTION 2.1 Forms Generally.

(a) The Securities and the Trustee’s certificate of authentication shall be in the forms set forth in Annex A, attached hereto and incorporated herein by this reference, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this CVR Agreement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may be required by Law or any rule or regulation pursuant thereto, all as may be determined by the officers executing such Securities, as evidenced by their execution of the Securities. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

(b) The Securities shall be typewritten, printed, lithographed or engraved on steel engraved borders or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

ARTICLE 3

THE SECURITIES

SECTION 3.1 Title and Payment Terms.

(a) The aggregate number of CVRs in respect of which CVR Certificates may be authenticated and delivered under this CVR Agreement is limited to a number equal to [—],2 except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to SECTION 3.4, 3.5, 3.6 or 6.6. From and after the Effective Time, the Company shall not be permitted to issue any CVRs, except as provided and in accordance with the terms and conditions of the Merger Agreement or as otherwise expressly permitted by this CVR Agreement.

(b) The Securities shall be known and designated as the “Series A Contingent Value Rights” of the Company.

(c) Promptly following the Payment Event Date, but in no event later than thirty (30) days after such date, the Company shall deliver to the Trustee and provide notice to the Holders of a certificate (the “Payment Certificate”) setting forth in reasonable detail the Company’s calculation of the CVR Payment Amount.

[2]	Note to Draft: To equal total number of CVRs to be issued pursuant to the Merger Agreement on the Closing Date.

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(d) All determinations with respect to the calculation of the CVR Payment Amount shall be reasonably made by the Company in good faith, and such determinations shall be binding on the Holders absent manifest error; provided that (i) the Company may and, at the written request of the Trustee, shall, at the Company’s sole cost and expense, reasonably select an independent third-party financial, accounting, valuation, appraisal or other advisor (an “Independent Advisor”) to assist it in calculating the amount of the CVR Payment Amount. The Company shall be entitled to conclusively rely on the reports of any Independent Advisor for purposes of making its determination hereunder and all such calculations of the Independent Advisor shall be binding on the Holders absent manifest error. In the event that a Final Resolution involves a settlement which includes claims that are not included in the Existing Litigation, the Company or the Independent Advisor, as the case may be, will calculate in good faith the amount of Losses that are properly attributed to the Existing Litigation, on the one hand, and such other claims, on the other hand.

(e) If the CVR Payment Amount reflected on the Payment Certificate is greater than zero, the Company shall establish a CVR Payment Date that is not later than sixty (60) days after the Payment Event Date. On or prior to the CVR Payment Date, the Company shall cause an amount in cash equal to the CVR Payment Amount multiplied by the number of Outstanding Securities to be delivered to the Paying Agent. On the CVR Payment Date, the Paying Agent shall (in accordance with such exchange procedures as the Paying Agent and the Company may reasonably agree and subject to SECTION 7.1) pay to each Holder as of the CVR Payment Date an amount in cash equal to the CVR Payment Amount multiplied by the number of CVRs held by such Holder, as reflected in the Security Register.

(f) The Holders of the CVR Certificates, by acceptance thereof, agree that no joint venture, partnership or other fiduciary relationship is created hereby or by the Securities.

(g) Other than in the case of interest on amounts due and payable after the occurrence of a Breach, no interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(h) Except to the extent any portion of any CVR Payment Amount is required to be treated as interest pursuant to applicable Law, the Parties hereto agree to treat the CVRs issued pursuant to this CVR Agreement in connection with the Merger Agreement for all Tax purposes as consideration for the shares of Company Common Stock, Company Stock Options, Company Restricted Stock Awards, Company Deferred Stock Awards and Company Performance Cash Awards, and none of the Parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as required by applicable Law. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, the Company shall determine the portion of any CVR Payment Amount required to be treated as interest for U.S. federal income tax purposes pursuant to Section 483 of the Code and the Treasury Regulations promulgated thereunder.

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(i) The Holder of any CVR or CVR Certificate is not, and shall not, by virtue thereof, be entitled to any rights of a holder of any Voting Securities or other equity security or other ownership interest of the Company, in any constituent company to the Merger or in any of such companies’ Affiliates or other subsidiaries, either at Law or in equity, and the rights of the Holders are limited to those contractual rights expressed in this CVR Agreement.

(j) Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Securities or any CVR Payment Amount or other amount payable to such Holder in respect of such Securities.

(k) In the event that (i) all of the CVR Certificates not previously cancelled shall have become due and payable pursuant to the terms hereof, (ii) all disputes with respect to amounts payable to the Holders brought pursuant to the terms and conditions of this CVR Agreement have been resolved, and (iii) the Company has paid or caused to be paid or deposited with the Trustee all amounts payable to the Holders under this CVR Agreement, then this CVR Agreement shall cease to be of further effect and shall be deemed satisfied and discharged. Notwithstanding the satisfaction and discharge of this CVR Agreement, the obligations of the Company under SECTION 4.7(c) shall survive.

(l) The Company and the Paying Agent shall be entitled to deduct and withhold from any amount payable pursuant to this CVR Agreement such amounts as they reasonably determine are required to be deducted and withheld under applicable Tax law. Amounts withheld pursuant to this SECTION 3.1(l) and timely paid to the appropriate Tax authority shall be treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 3.2 Registrable Form. The Securities shall be issuable only in registered form.

SECTION 3.3 Execution, Authentication, Delivery and Dating.

(a) The Securities shall be executed on behalf of the Company by its Chief Executive Officer or any other person duly authorized to act on behalf of the Company for such purpose or any general purpose, but need not be attested. The signature of any of these persons on the Securities may be manual or facsimile.

(b) Securities bearing the manual or facsimile signatures of individuals who were, at the time of execution, the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

(c) At any time and from time to time after the execution and delivery of this CVR Agreement, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities; and the Trustee, in accordance with such Company Order, shall authenticate and deliver such Securities as provided in this CVR Agreement and not otherwise.

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(d) Each Security shall be dated the date of its authentication.

(e) No Security shall be entitled to any benefit under this CVR Agreement or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee, by manual or facsimile signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this CVR Agreement.

SECTION 3.4 Intentionally Omitted.

SECTION 3.5 Registration, Registration of Transfer and Exchange.

(a) The Company shall cause to be kept at the office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to SECTION 7.2 being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby initially appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

(b) Upon surrender for registration of transfer of any Security at the office or agency of the Company designated pursuant to SECTION 7.2, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new CVR Certificates representing the same aggregate number of CVRs represented by the CVR Certificate so surrendered that are to be transferred and the Company shall execute and the Trustee shall authenticate and deliver, in the name of the transferor, one or more new CVR Certificates representing the aggregate number of CVRs represented by such CVR Certificate that are not to be transferred.

(c) At the option of the Holder, CVR Certificates may be exchanged for other CVR Certificates that represent in the aggregate the same number of CVRs as the CVR Certificates surrendered at such office or agency. Whenever any CVR Certificates are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the CVR Certificates which the Holder making the exchange is entitled to receive.

(d) All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same rights, and entitled to the same benefits under this CVR Agreement, as the Securities surrendered upon such registration of transfer or exchange.

(e) Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

(f) No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any documentary, stamp or similar tax or other similar governmental charge payable in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to SECTIONS 3.4, 3.6 or 6.6 not involving any transfer.

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SECTION 3.6 Mutilated, Destroyed, Lost and Stolen Securities.

(a) If (i) any mutilated Security is surrendered to the Trustee, or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Security, and there is delivered to the Company and the Trustee an affidavit of loss in respect of such Security, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and, upon delivery of a Company Order, the Trustee shall authenticate and deliver, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or stolen Security, a new CVR Certificate of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding.

(b) In case any such mutilated, destroyed, lost or stolen Security has become or is to become finally due and payable within fifteen (15) days, the Company in its discretion may, instead of issuing a new CVR Certificate, pay to the Holder of such Security on the CVR Payment Date all amounts due and payable with respect thereto.

(c) Every new Security issued pursuant to this SECTION 3.6 in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this CVR Agreement equally and proportionately with any and all other Securities duly issued hereunder.

(d) The provisions of this SECTION 3.6 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 3.7 Payments with Respect to CVR Certificates. Payment of any amounts pursuant to the CVRs shall be made in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts. The Company may, at its option, pay such amounts by wire transfer or check payable in such money.

SECTION 3.8 Persons Deemed Owners. Prior to the time of due presentment for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 3.9 Cancellation. All Securities surrendered for payment, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company shall promptly deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company has acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this SECTION 3.9, except as expressly permitted by

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this CVR Agreement. All cancelled Securities held by the Trustee shall be destroyed and a certificate of destruction shall be issued by the Trustee to the Company, unless otherwise directed by a Company Order.

SECTION 3.10 CUSIP Numbers. The Company in issuing the Securities may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in any notice provided for in this CVR Agreement as a convenience to Holders; provided, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any such notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

ARTICLE 4

THE TRUSTEE

SECTION 4.1 Certain Duties and Responsibilities.

(a) With respect to the Holders, the Trustee, prior to the occurrence of a Breach (as defined in SECTION 8.1) with respect to the Securities and after the curing or waiving of all Breaches which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement and no implied covenants shall be read into this CVR Agreement against the Trustee. In case a Breach with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this CVR Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b) In the absence of bad faith on its part, prior to the occurrence of a Breach and after the curing or waiving of all such Breaches which may have occurred, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee which conform to the requirements of this CVR Agreement; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this CVR Agreement.

(c) No provision of this CVR Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that (i) this Subsection (c) shall not be construed to limit the effect of Subsections (a) and (b) of this SECTION 4.1; (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to SECTION 8.9 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this CVR Agreement.

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(d) Whether or not therein expressly so provided, every provision of this CVR Agreement relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this SECTION 4.1.

SECTION 4.2 Certain Rights of Trustee. Subject to the provisions of SECTION 4.1, including without limitation, the duty of care that the Trustee is required to exercise upon the occurrence of a Breach:

(a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the Trustee need not investigate any fact or matter stated in the document;

(b) any request or direction or order of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon;

(c) whenever in the administration of this CVR Agreement the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon or an Opinion of Counsel;

(d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this CVR Agreement at the request or direction of any of the Holders pursuant to this CVR Agreement, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the Trustee in its discretion may make such further inquiry or investigation into such facts or matters as it may see fit, and if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney, as necessary for such inquiry or investigation;

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(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this CVR Agreement;

(i) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Paying Agent, the Security Registrar, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

(j) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(k) certain of the Trustee’s duties hereunder may be performed by the Paying Agent or Security Registrar.

SECTION 4.3 Notice of Breach. If a breach occurs hereunder with respect to the Securities, the Trustee shall give the Holders notice of any such breach actually known to it as and to the extent applicable and provided by the Trust Indenture Act; provided, however, that in the case of any breach of the character specified in SECTION 8.1(b) with respect to the Securities, no notice to Holders shall be given until at least ninety (90) days after the occurrence thereof. For the purpose of this SECTION 4.3, the term “breach” means any event that is, or after notice or lapse of time or both would become, a Breach with respect to the Securities.

SECTION 4.4 Not Responsible for Recitals or Issuance of Securities. The Trustee shall not be accountable for the Company’s use of the Securities. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this CVR Agreement or of the Securities.

SECTION 4.5 May Hold Securities. The Trustee, any Paying Agent, Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities, and, subject to SECTIONS 4.8 and 4.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

SECTION 4.6 Money Held in Trust. Except as expressly provided in this CVR Agreement, money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by Law. The Trustee shall be under no liability for interest on any money received by it hereunder, except as otherwise agreed by the Trustee in writing with the Company.

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SECTION 4.7 Compensation and Reimbursement. The Company agrees:

(a) to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder in such amount as the Company and the Trustee shall agree from time to time (which compensation shall not be limited by any provision of Law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this CVR Agreement (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to the Trustee’s negligence, bad faith or willful misconduct; and

(c) to indemnify the Trustee and any predecessor Trustee and each of their respective agents, officers, directors and employees for, and to hold them harmless against, any loss, liability or expense (including attorneys fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Company’s payment obligations pursuant to this SECTION 4.7 shall survive the termination of this CVR Agreement. When the Trustee incurs expenses after the occurrence of a Breach specified in SECTION 8.1(c) or 8.1(d) with respect to the Company, the expenses are intended to constitute expenses of administration under bankruptcy Laws.

SECTION 4.8 Disqualification; Conflicting Interests.

(a) If applicable, to the extent that the Trustee or the Company determines that the Trustee has a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall immediately notify the Company of such conflict and, within ninety (90) days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this CVR Agreement. The Company shall take prompt steps to have a successor appointed in the manner provided in this CVR Agreement.

(b) In the event the Trustee shall fail to comply with the foregoing subsection 4.8(a), the Trustee shall, within ten (10) days of the expiration of such ninety (90) day period, transmit a notice of such failure to the Holders in the manner and to the extent provided in the Trust Indenture Act and this CVR Agreement.

(c) In the event the Trustee shall fail to comply with the foregoing subsection 4.8(a) after written request therefor by the Company or any Holder, any Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee.

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SECTION 4.9 Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder which satisfies the applicable requirements of Sections 310(a)(1) and (5) of the Trust Indenture Act and has a combined capital and surplus of at least one hundred fifty million dollars ($150,000,000). If such corporation publishes reports of condition at least annually, pursuant to Law or to the requirements of a supervising or examining authority, then for the purposes of this SECTION 4.9, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this SECTION 4.9, it shall resign immediately in the manner and with the effect hereinafter specified in this ARTICLE 4.

SECTION 4.10 Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this ARTICLE 4 shall become effective until the acceptance of appointment by the successor Trustee under SECTION 4.11.

(b) The Trustee, or any trustee or trustees hereafter appointed, may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c) The Trustee may be removed at any time by a demand in writing by the Majority Holders delivered to the Trustee and to the Company.

(d) If at any time:

(i) the Trustee shall fail to comply with SECTION 4.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six (6) months; or

(ii) the Trustee shall cease to be eligible under SECTION 4.9 and shall fail to resign after written request therefor by the Company or by any such Holder; or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case, (A) the Company, by a Board Resolution or action of the Chief Executive Officer, may remove the Trustee, or (B) the Holder of any Security who has been a bona fide Holder of a Security for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Board Resolution

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and/or action of the Chief Executive Officer, shall promptly appoint a successor Trustee. If, within one (1) year after any removal by the Majority Holders, a successor Trustee shall be appointed by act of the Majority Holders delivered to the Company and the retiring Trustee the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with SECTION 4.11, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders of the Securities and accepted appointment within sixty (60) days after the retiring Trustee tenders its resignation or is removed, the retiring Trustee may, or, the Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f) The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office. If the Company fails to send such notice within ten (10) days after acceptance of appointment by a successor Trustee, it shall not be a breach hereunder but the successor Trustee shall cause the notice to be mailed at the expense of the Company.

SECTION 4.11 Acceptance of Appointment of Successor.

(a) Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, upon request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(b) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this ARTICLE 4.

SECTION 4.12 Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, by sale or otherwise shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this ARTICLE 4, without the execution or filing of any paper or any further act on the part of any of the Parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion, sale or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated

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with the same effect as if such successor Trustee had itself authenticated such Securities; and such certificate shall have the full force which it is anywhere in the Securities or in this CVR Agreement provided that the certificate of the Trustee shall have; provided that the right to adopt the certificate of authentication of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 4.13 Preferential Collection of Claims Against Company. If and when the Trustee shall be or shall become a creditor, directly or indirectly, secured or unsecured, of the Company (or any other obligor upon the Securities), excluding any creditor relationship set forth in Section 311(b) of the Trust Indenture Act, if applicable, the Trustee shall be subject to the applicable provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

ARTICLE 5

HOLDERS’ LISTS AND REPORTS BY THE TRUSTEE AND COMPANY

SECTION 5.1 Company to Furnish Trustee with Names and Addresses of Holders. The Company shall furnish or cause to be furnished to the Trustee (a) promptly after the issuance of the Securities, and semi-annually thereafter, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a recent date, and (b) at such times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a date not more than fifteen (15) days prior to the time such list is furnished; provided, however, that if and so long as the Trustee shall be the Security Registrar, no such list need be furnished.

SECTION 5.2 Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders contained in the most recent list furnished to the Trustee as provided in SECTION 5.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in SECTION 5.1 upon receipt of a new list so furnished.

(b) The rights of the Holders to communicate with other Holders with respect to their rights under this CVR Agreement and the corresponding rights and privileges of the Trustee shall be as provided by Section 312(b)(2) of the Trust Indenture Act, if applicable.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be deemed to be in violation of Law or held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders made pursuant to the Trust Indenture Act (if applicable) regardless of the source from which such information was derived.

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SECTION 5.3 Reports by Trustee.

(a) Within sixty (60) days after December 31 of each year commencing with the December 31 following the date of this CVR Agreement, the Trustee shall transmit to all Holders such reports concerning the Trustee and its actions under this CVR Agreement as may be required pursuant to the Trust Indenture Act to the extent and in the manner provided pursuant thereto. The Trustee shall also comply with Section 313(b)(2) of the Trust Indenture Act, if applicable. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act, if applicable.

(b) A copy of each such report shall, at the time of such transmission to the Holders, be filed by the Trustee with each stock exchange, if any, upon which the Securities are listed, with the Commission and also with the Company. The Company shall promptly notify the Trustee when the Securities are listed on any stock exchange.

SECTION 5.4 Reports by Company.

(a) The Company shall: (a) file with the Trustee, (i) within fifteen (15) days after the Company files the same with the Commission, copies of the annual reports filed on Form 10-K and quarterly reports filed on Form 10-Q and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company is required to file with the Commission, pursuant to Section 13 or Section 15(d) of the Exchange Act (such annual and quarterly reports and required information, documents and other reports, together the “Exchange Act Documents”), (ii) if the Company does not file such annual reports on Form 10-K or quarterly reports on Form 10-Q with the Commission, within forty-five (45) days after the end of first three fiscal quarters of each fiscal year, quarterly information, and, within ninety (90) days after each fiscal year, annual financial information, in each case calculated in accordance with Accounting Standards applied consistently with the application of such standards in either the Company’s prior quarterly reports on Form 10-Q or annual reports on Form 10-K, as applicable, and (iii) copies of any quarterly financial information or earnings reports made public by the Company or made available on the Company’s website, within fifteen (15) days after such information or reports are furnished or otherwise made public or available; (b) file with the Trustee such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this CVR Agreement as may be required from time to time by the rules and regulations of the Commission; and (c) make available to the Holders on the Company’s website as of an even date with the filing of such materials with the Trustee, the information, documents and reports required to be filed by the Company pursuant to subsections (a) or (b) of this SECTION 5.4. If the Company has timely electronically filed with the Commission’s Next-Generation EDGAR system (or any successor system) the reports described above, the Company shall be deemed to have satisfied the requirements of this Section 5.4.

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ARTICLE 6

AMENDMENTS

SECTION 6.1 Amendments without Consent of Holders. Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more amendments hereto or to the Securities, for any of the following purposes:

(a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets;

(b) to evidence the succession of another Person to the Company, and the assumption by any such successor of the covenants of the Company herein and in the Securities;

(c) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and/or the Chief Executive Officer of the Company and the Trustee shall consider to be for the protection of the Holders of Securities, and to make the occurrence, or the occurrence and continuance, of a breach of any such additional covenants, restrictions, conditions or provisions a Breach permitting the enforcement of all or any of the several remedies provided in this CVR Agreement as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision, such amendment may provide for a particular period of grace after breach (which period may be shorter or longer than that allowed in the case of other breaches) or may provide for an immediate enforcement upon such a Breach or may limit the remedies available to the Trustee upon such a Breach or may limit the right of the Acting Holders to waive such a Breach;

(d) to cure any ambiguity, or to correct or supplement any provision herein or in the Securities which may be defective or inconsistent with any other provision herein; provided that such amendment shall not adversely affect the interests of the Holders;

(e) to make any other provisions with respect to matters or questions arising under this CVR Agreement; provided that such provisions shall not adversely affect the interests of the Holders;

(f) to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

(g) to make any change that does not adversely affect the interests of the Holders.

Promptly following any amendment of this CVR Agreement or the Securities in accordance with this SECTION 6.1, the Trustee shall notify the Holders of the Securities of such amendment; provided that any failure so to notify the Holders shall not affect the validity of such amendment.

SECTION 6.2 Amendments with Consent of Holders. With the consent of the Majority Holders, by Act of said Holders delivered to the Company and the Trustee (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Securities), the Company (when authorized by a Board Resolution and/or

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the Chief Executive Officer) and the Trustee may enter into one or more amendments hereto or to the Securities for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this CVR Agreement or to the Securities or of modifying in any manner the rights of the Holders under this CVR Agreement or to the Securities; provided, however, that no such amendment shall, without the consent of the Holder of each Outstanding Security affected thereby:

(a) modify in a manner adverse to the Holders (i) any provision contained herein with respect to the termination of this CVR Agreement or the Securities, (ii) the time for payment or amount of any CVR Payment Amount, or otherwise extend the time for payment of the Securities or reduce the amounts payable in respect of the Securities or modify any other payment term or CVR Payment Date;

(b) reduce the number of CVRs; or

(c) modify any of the provisions of this SECTION 6.2, except to increase the percentage of Holders from whom consent is required or to provide that certain other provisions of this CVR Agreement cannot be modified or waived without the consent of the Holder of each Security affected thereby.

SECTION 6.3 Execution of Amendments. In executing any amendment permitted by this ARTICLE 6, the Trustee (subject to SECTION 4.1) shall be fully protected in relying upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Trustee shall execute any amendment authorized pursuant to this ARTICLE 6 if the amendment does not adversely affect the Trustee’s own rights, duties or immunities under this CVR Agreement or otherwise. Otherwise, the Trustee may, but need not, execute such amendment.

SECTION 6.4 Effect of Amendments; Notice to Holders.

(a) Upon the execution of any amendment under this ARTICLE 6, this CVR Agreement and the Securities shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement and the Securities for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

(b) Promptly after the execution by the Company and the Trustee of any amendment pursuant to the provisions of this ARTICLE 6, the Company shall mail a notice thereof by first-class mail to the Holders of Securities at their addresses as they shall appear on the Security Register, setting forth in general terms the substance of such amendment. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

SECTION 6.5 Conformity with Trust Indenture Act. Every amendment executed pursuant to this ARTICLE 6 shall conform to the applicable requirements of the Trust Indenture Act, if any.

SECTION 6.6 Reference in Securities to Amendments. If an amendment changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the

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Trustee. Securities authenticated and delivered after the execution of any amendment pursuant to this ARTICLE 6 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amendment. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee on the one hand and the Board of Directors and/or the Chief Executive Officer on the other hand, to any such amendment may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

ARTICLE 7

COVENANTS

SECTION 7.1 Payment of Amounts, if any, to Holders. The Company shall duly and punctually pay or cause to be paid the amounts, if any, on the Securities in accordance with the terms of the Securities and this CVR Agreement. Such amounts shall be considered paid on the CVR Payment Date if on such date the Trustee or the Paying Agent holds in accordance with this CVR Agreement money sufficient to pay all such amounts then due.

SECTION 7.2 Maintenance of Office or Agency.

(a) As long as any of the Securities remain Outstanding, the Company shall maintain in the Borough of Manhattan, The City of New York an office or agency (i) where Securities may be presented or surrendered for payment, (ii) where Securities may be surrendered for registration of transfer or exchange and (iii) where notices and demands to or upon the Company in respect of the Securities and this CVR Agreement may be served. The Corporate Trust Office shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company or any of its Subsidiaries may act as Paying Agent, registrar or transfer agent; provided that such Person shall take appropriate actions to avoid the commingling of funds. The Company shall give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

(b) The Company may from time to time designate one or more other offices or agencies (in the City of New York) where the Securities may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

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SECTION 7.3 Money for Security Payments to Be Held in Trust.

(a) If the Company or any of its Subsidiaries shall at any time act as the Paying Agent, it shall, on or before the CVR Payment Date, as the case may be, segregate and hold in trust for the benefit of the Holders all sums held by such Paying Agent for payment on the Securities until such sums shall be paid to the Holders as herein provided, and shall promptly notify the Trustee of any failure of the Company to make payment on the Securities.

(b) Whenever the Company shall have one or more Paying Agents for the Securities, it shall, on or before a CVR Payment Date, deposit with a Paying Agent a sum in same day funds sufficient to pay the amount, if any, so becoming due; such sum to be held in trust for the benefit of the Persons entitled to such amount, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of such action or any failure so to act.

(c) The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this SECTION 7.3, that (i) such Paying Agent shall hold all sums held by it for the payment of any amount payable on Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and shall notify the Trustee of the sums so held and (ii) that it shall give the Trustee notice of any failure by the Company (or by any other obligor on the Securities) to make any payment on the Securities when the same shall be due and payable.

(d) Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment on any Security and remaining unclaimed for one (1) year after the CVR Payment Date shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease.

SECTION 7.4 Certain Purchases and Sales. The Company or any of its Subsidiaries or Affiliates may at any time acquire in open market transactions, private transactions or otherwise, some or all of the Securities; provided that prior to any acquisition of any Securities, the Company must publicly disclose the amount of Securities which it has been authorized to acquire and the Company must report in its quarterly reports the amount of Securities it has been authorized to acquire as well as the amount of Securities it has acquired as of the end of such quarterly period reported in such quarterly report.

SECTION 7.5 Books and Records. The Company shall keep, and shall cause its Subsidiaries to keep records in sufficient detail to enable the amounts payable under this CVR Agreement to be determined for a period ending on the CVR Payment Date.

SECTION 7.6 Listing of CVRs. The Company hereby covenants and agrees it shall use its reasonable best efforts to maintain a listing for trading on the New York Stock Exchange (“NYSE”) or NASDAQ Capital Market (“NASDAQ”), or if unable to be listed on the NYSE or NASDAQ, on another national securities exchange, the OTC Markets Group (f/k/a Pink Sheets) or the OTC Bulletin Board, as designated by the Company, for so long as any CVRs remain Outstanding.

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SECTION 7.7 Existing Litigation. The Company shall be entitled to fully control the management and disposition of any Existing Litigation, including with respect to the defense, negotiation or settlement thereof, and all decisions relating thereto. In addition, the Company shall keep the Trustee and Holders reasonably informed, on a timely basis and in no event less than on a quarterly basis, with respect to the status of the Existing Litigation (including the reports, documents and other information described in Section 5.4); provided that so long as Parent is a person subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the foregoing requirements shall be deemed satisfied by satisfying the applicable disclosure requirements of Part I, Item 3 “Legal Proceedings” in Parent’s annual report on Form 10-K and Part II, Item 1 “Legal Proceedings” in Parent’s quarterly reports on Form 10-Q. Solely for purposes of this Section 7.7, “Existing Litigation” shall not include any such litigation, investigation or other proceeding involving individuals or entities other than HMA even if HMA is required to indemnify Losses incurred by such individuals or entities or Losses arising out of any such litigation, investigation or other proceeding that occurs after the date of the Merger Agreement.

SECTION 7.8 Notice of Breach. The Company shall file with the Trustee written notice of the occurrence of any Breach or other breach under this CVR Agreement within five (5) Business Days of its becoming aware of any such Breach or other breach.

SECTION 7.9 Non-Use of Name. Neither the Trustee nor the Holders shall use the name, trademark, trade name or logo of the Company, its Affiliates, or their respective employees in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Company.

ARTICLE 8

REMEDIES OF THE TRUSTEE AND HOLDERS IN THE EVENT OF BREACH

SECTION 8.1 Breach Defined; Waiver of Breach. “Breach” with respect to the Securities, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Breach and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) failure to pay all or any part of any CVR Payment Amount after a period of ten (10) Business Days after such CVR Payment Amount shall become due and payable on the CVR Payment Date or otherwise;

(b) material breach in the performance, or breach in any material respect, of any covenant or warranty of the Company in respect of the Securities (other than a covenant or warranty in respect of the Securities, a breach in whose performance or other breach is specifically dealt with elsewhere in this SECTION 8.1), and continuance of such breach for a period of ninety (90) days after there has been given, by registered or certified mail, to the

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Company by the Trustee or to the Company and the Trustee by the Acting Holders, a written notice specifying such breach and requiring it to be remedied and stating that such notice is a “Notice of Breach” hereunder;

(c) a court of competent jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or shall appoint a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) for the Company or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days; or

(d) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such Law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or make any general assignment for the benefit of creditors.

Except where authorization and/or appearance of each of the Holders is required by applicable Law, if a Breach described above occurs and is continuing, then either the Trustee may, by notice in writing to the Company, or the Trustee shall, upon the written request of the Acting Holders by notice in writing to the Company and to the Trustee, bring suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable; which amounts shall bear interest at the Breach Interest Rate from the date such amounts were due and payable until payment is made to the Trustee.

SECTION 8.2 Collection by the Trustee; the Trustee May Prove Payment Obligations. The Company covenants that in the case of any failure to pay all or any part of the Securities when the same shall have become due and payable, then upon demand of the Trustee, the Company shall pay to the Trustee for the benefit of the Holders of the Securities the whole amount that then shall have become due and payable on all Securities (with interest from the date due and payable to the date of such payment upon the overdue amount at the Breach Interest Rate); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or bad faith.

The Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this CVR Agreement or in aid of the exercise of any power granted herein, or to enforce any other remedy.

In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at Law or in equity for the collection of the sums so due and

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unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon such Securities and collect in the manner provided by Law out of the property of the Company or other obligor upon such Securities, wherever situated, the moneys adjudged or decreed to be payable.

In any judicial proceedings relative to the Company or other obligor upon the Securities, irrespective of whether any amount is then due and payable with respect to the Securities, the Trustee is authorized:

(a) to file and prove a claim or claims for the whole amount owing and unpaid in respect of the Securities, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in any judicial proceedings relative to the Company or other obligor upon the Securities, or to their respective property;

(b) unless prohibited by and only to the extent required by applicable Law, to vote on behalf of the Holders in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings; and

(c) to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Holders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or bad faith, and all other amounts due to the Trustee or any predecessor Trustee pursuant to SECTION 4.7. To the extent that such payment of reasonable compensation, expenses, disbursements, advances and other amounts out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, moneys, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or safeguard arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, safeguard arrangement, adjustment or composition affecting the Securities, or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

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All rights of action and of asserting claims under this CVR Agreement, or under any of the Securities, may be enforced by the Trustee without the possession of any of the Securities or the production thereof and any trial or other proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this CVR Agreement to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders, and it shall not be necessary to make any Holders of such Securities parties to any such proceedings (unless required by applicable Law).

SECTION 8.3 Application of Proceeds. Any monies collected by the Trustee pursuant to this ARTICLE 8 in respect of any Securities shall be applied in the following order at the date or dates fixed by the Trustee upon presentation of the several Securities in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment in exchange for the presented Securities if only partially paid or upon surrender thereof if fully paid:

FIRST: To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence or willful misconduct, and all other amounts due to the Trustee or any predecessor Trustee pursuant to SECTION 4.7;

SECOND: To the payment of the whole amount then owing and unpaid upon all the Securities, with interest at the Breach Interest Rate on all such amounts, and, in case such monies shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities, then to the payment of such amounts without preference or priority of any security over any other Security, ratably to the aggregate of such amounts due and payable; and

THIRD: To the payment of the remainder, if any, to the Company or any other Person lawfully entitled thereto.

SECTION 8.4 Suits for Enforcement. In case a Breach has occurred, has not been waived and is continuing, the Trustee may in its discretion (subject to SECTION 1.10) proceed to protect and enforce the rights vested in it by this CVR Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights (unless authorization and/or appearance of each of the Holders is required by applicable Law), either at Law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this CVR Agreement or in aid of the exercise of any power granted in this CVR Agreement or to enforce any other legal or equitable right vested in the Trustee by this CVR Agreement or by Law.

SECTION 8.5 Restoration of Rights on Abandonment of Proceedings. In case the Trustee or any Holder shall have proceeded to enforce any right under this CVR Agreement and

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such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee or to such Holder, then and in every such case the Company and the Trustee and the Holders shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the Holders shall continue as though no such proceedings had been taken.

SECTION 8.6 Limitations on Suits by Holders. Subject to the rights of the Holders under Section 8.7, no Holder of any Security shall have any right by virtue or by availing itself of any provision of this CVR Agreement to institute any action or proceeding at Law or in equity or in bankruptcy or otherwise upon or under or with respect to this CVR Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of breach and of the continuance thereof, as hereinbefore provided, and unless also the Acting Holders shall have made written request upon the Trustee to institute such action or proceedings in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for thirty (30) days after its receipt of such notice and request shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to SECTION 8.9; it being understood and intended, and being expressly covenanted by the taker and Holder of every Security with every other taker and Holder and the Trustee, that no one or more Holders of Securities shall have any right in any manner whatever by virtue or by availing itself of any provision of this CVR Agreement to effect, disturb or prejudice the rights of any other such Holder of Securities, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this CVR Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Securities. For the protection and enforcement of the provisions of this Section 8.6, each and every Holder and the Trustee shall be entitled to such relief as can be given either at Law or in equity.

SECTION 8.7 Unconditional Right of Holders to Receive Payment. Notwithstanding any other provision in this CVR Agreement and any provision of any Security, the right of any Holder of any Security to receive payment of the amounts payable in respect of such Security on or after the respective due dates expressed in such Security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

SECTION 8.8 Powers and Remedies Cumulative; Delay or Omission Not Waiver of Breach.

(a) Except as provided in SECTION 8.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

(b) No delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Breach occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Breach or an acquiescence therein; and, subject to SECTION 8.6, every power and remedy given by this CVR Agreement or by Law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

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SECTION 8.9 Control by Holders.

(a) The Majority Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to the Securities by this CVR Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this CVR Agreement; and provided further that (subject to the provisions of SECTION 4.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Securities not joining in the giving of said direction.

(b) Nothing in this CVR Agreement shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

SECTION 8.10 Waiver of Past Breaches.

(a) In the case of a breach or a Breach specified in clause (b), (c) or (d) of SECTION 8.1, the Majority Holders may waive any such Breach, and its consequences except a breach in respect of a covenant or provisions hereof which cannot be modified or amended without the consent of the Holder of each Security affected. In the case of any such waiver, the Company, the Trustee and the Holders of the Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other breach or impair any right consequent thereon.

(b) Upon any such waiver, such breach shall cease to exist and be deemed to have been cured and not to have occurred, and any Breach arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this CVR Agreement; but no such waiver shall extend to any subsequent or other Breach or other breach of any kind or impair any right consequent thereon.

SECTION 8.11 The Trustee to Give Notice of Breach, But May Withhold in Certain Circumstances. The Trustee shall transmit to the Holders, as the names and addresses of such Holders appear on the Security Register (as provided under Section 313(c) of the Trust Indenture Act, if applicable), notice by mail of all breaches which have occurred and are known to the

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Trustee, such notice to be transmitted within ninety (90) days after the occurrence thereof, unless such breaches shall have been cured before the giving of such notice (the term “breach” for the purposes of this SECTION 8.11 being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, a Breach); provided that, except in the case of a failure to pay the amounts payable in respect of any of the Securities, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith reasonably determines that the withholding of such notice is in the best interests of the Holders.

SECTION 8.12 Right of Court to Require Filing of Undertaking to Pay Costs. All Parties to this CVR Agreement agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this CVR Agreement or in any suit against the Trustee for any action taken, suffered or omitted by it as the Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this SECTION 8.12 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than ten percent (10%) of the Outstanding Securities or to any suit instituted by any Holder for the enforcement of the payment of any Security on or after the due date expressed in such Security.

ARTICLE 9

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

SECTION 9.1 Successor Person Substituted.

(a) The Company covenants that it shall not merge or consolidate with or into any other Person (other than a wholly-owned subsidiary of the Company), split-off, or sell or convey all or substantially all of its assets to any Person (including in connection with a spin-off transaction), unless (i) the Company shall be the continuing Person, or the successor Person or the Person which acquires by sale or conveyance all or substantially all the assets of the Company shall be a Person organized under the Laws of the United States of America or any State thereof and shall expressly assume by an instrument supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this CVR Agreement to be performed or observed by the Company, including, without limitation, the provisions concerning governing law and consent to jurisdiction set forth in Section 1.10 hereof, and (ii) the Company, or such successor Person, as the case may be, shall not, immediately after such merger or consolidation, split-off, or such sale or conveyance, be in breach in the performance of any such covenant or condition.

(b) In case of any such consolidation, merger, split-off, spin-off, sale or conveyance, and following such an assumption by the successor Person, such successor Person shall succeed to and be substituted for the Company with the same effect as if it had been named herein. Such

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successor Person may cause to be signed, and may issue either in its own name or in the name of the Company prior to such succession any or all of the Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this CVR Agreement prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered to the Trustee for authentication, and any Securities which such successor Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Securities so issued shall in all respects have the same legal rank and benefit under this CVR Agreement as the Securities theretofore or thereafter issued in accordance with the terms of this CVR Agreement as though all of such Securities had been issued at the date of the execution hereof.

(c) In case of any such consolidation, merger, sale or conveyance, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

(d) In the event of any such sale, transfer or conveyance (other than a conveyance by way of lease) the Company or any Person which shall theretofore have become such in the manner described in this ARTICLE 9 shall be discharged from all obligations and covenants under this CVR Agreement and the Securities and may be liquidated and dissolved.

SECTION 9.2 Opinion of Counsel to the Trustee. The Trustee, subject to the provisions of Sections 4.1 and 4.2, shall receive an Officer’s Certificate and Opinion of Counsel, prepared in accordance with Sections 1.2 and 1.3, as conclusive evidence that any such consolidation, merger, sale or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of this CVR Agreement, and if a supplemental agreement is required in connection with such transaction, such supplemental agreement complies with this ARTICLE 9 and that there has been compliance with all conditions precedent herein provided for or relating to such transaction.

SECTION 9.3 Successors. All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Company, the Trustee or the Holders shall bind and inure to the benefit of their respective successors, assigns, heirs and personal representatives, whether so expressed or not. Neither this CVR Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the Parties without the prior written consent of each other Party. Notwithstanding the foregoing, the Company may assign this CVR Agreement without the prior written consent of the other Parties to this CVR Agreement to one or more of its direct or indirect Subsidiaries, provided, however, that in the event of any such assignment the Company shall remain subject to its obligations and covenants hereunder, including, but not limited to, its obligation to make any payments under the CVRs (including the CVR Payment Amount).

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ARTICLE 10

SUBORDINATION

SECTION 10.1 Agreement to Subordinate. The Company agrees, and each Holder by accepting a Security hereunder agrees, that all payments under the CVRs, all other obligations under this CVR Agreement and the Securities and any rights or claims relating thereto (collectively, the “Junior Obligations”) are subordinated in right of payment, to the extent and in the manner provided in this ARTICLE 10 to the prior payment in full in money or money’s worth of all Senior Obligations of the Company (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed), and that the subordination is for the benefit of the holders of such Senior Obligations.

SECTION 10.2 Liquidation; Dissolution; Bankruptcy. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, in an assignment for the benefit of creditors or any marshaling of the Company’s assets and liabilities:

(a) holders of Senior Obligations will be entitled to receive payment in full in money or money’s worth of all Senior Obligations of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Obligation, whether or not permitted under such bankruptcy proceedings) before the Holders will be entitled to receive any payment of any kind with respect to the Junior Obligations (other than securities of the Company or debt of the Company that is subordinated to the Senior Obligations on terms at least as favorable to holders of Senior Obligations as this ARTICLE 10 (“Permitted Junior Securities”)); and

(b) until all Senior Obligations of the Company (as provided in clause (a) above) are paid in full in money or money’s worth, any distribution to which Holders would be entitled but for this ARTICLE 10 (other than Permitted Junior Securities) will be made to holders of Senior Obligations of the Company, as their interests may appear.

SECTION 10.3 When Distribution Must be Paid Over.

(a) In the event that the Trustee or any Holder receives any payment of any Junior Obligations (other than Permitted Junior Securities) at a time when the Trustee or such Holder has actual knowledge that such payment is prohibited by this ARTICLE 10, such payment will be held by the Trustee or such Holder, in trust for the benefit of, and will be paid forthwith over and delivered, upon written request, to, the holders of Senior Obligations of the Company as their interests may appear or their representative under the agreement, indenture or other document (if any) pursuant to which such Senior Obligations may have been issued, as their respective interests may appear, for application to the payment of all such Senior Obligations remaining unpaid to the extent necessary to pay such Senior Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Obligations.

(b) With respect to the holders of Senior Obligations, the Trustee undertakes to perform only those obligations on the part of the Trustee as are specifically set forth in this ARTICLE 10, and no implied covenants or obligations with respect to the holders of Senior Obligations will be read into this CVR Agreement against the Trustee. The Trustee will not be deemed to owe any fiduciary duty to the holders of Senior Obligations, and will not be liable to any such holders if the Trustee pays over or distributes to or on behalf of Holders or the Company or any other Person money or assets to which any holders of Senior Obligations are then entitled by virtue of this ARTICLE 10, except if such payment is made as a result of the willful misconduct or negligence of the Trustee.

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SECTION 10.4 Notice by the Company. The Company will promptly notify the Trustee of any facts known to the Company that would cause a payment of any Junior Obligations to violate this ARTICLE 10, but failure to give such notice will not affect the subordination of the Junior Obligations to the Senior Obligations as provided in this ARTICLE 10.

SECTION 10.5 Subrogation. After all Senior Obligations are paid in full in money or money’s worth and until the Junior Obligations are paid in full, Holders will be subrogated to the rights of holders of Senior Obligations to receive distributions applicable to Senior Obligations to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Obligations. The Holders by accepting the Securities acknowledge that to the extent that the Senior Obligations are determined to be unenforceable, or the Senior Obligations are subordinated to other obligations of the Company, such subrogation rights may be impaired.

SECTION 10.6 Relative Rights. This ARTICLE 10 defines the relative rights of Holders and holders of Senior Obligations. Nothing in this CVR Agreement will:

(a) impair, as between the Company and Holders, the obligations of the Company under this CVR Agreement and the Securities;

(b) affect the relative rights of Holders and creditors of the Company other than their rights in relation to holders of Senior Obligations; or

(c) prevent the Trustee or any Holder from exercising its available remedies upon a Breach, subject to the rights of holders of Senior Obligations to receive distributions and payments otherwise payable to Holders under this ARTICLE 10.

If the Company fails because of this ARTICLE 10 to pay any amounts due in respect of the Securities on a due date in violation of SECTION 3.1(e), the failure is still a Breach.

SECTION 10.7 Subordination May Not be Impaired by the Company. No right of any holder of Senior Obligations to enforce the subordination of the Junior Obligations may be impaired by any act or failure to act by the Company or any Holder or by the failure of the Company or any Holder to comply with this CVR Agreement.

SECTION 10.8 Distribution or Notice to the Representative. Whenever a distribution is to be made or a notice given to holders of Senior Obligations, the distribution may be made and the notice given to their representative in accordance with the terms of the instrument or

39

other agreement governing such Senior Obligations. Upon any payment or distribution of assets of the Company referred to in this ARTICLE 10, the Trustee and the Holders will be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such representative or of the liquidating trustee or agent or other Person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Obligations and other obligations of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this ARTICLE 10.

SECTION 10.9 Rights of the Trustee. Notwithstanding the provisions of this ARTICLE 10 or any other provision of this CVR Agreement, the Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee may continue to make payments on the Securities, unless the Trustee has received at its address for notice specified in SECTION 1.5 at least five (5) Business Days prior to the date of such payment written notice of facts that would cause the payment of any Junior Obligations to violate this ARTICLE 10. Only the Company or a representative of Senior Obligations may give the notice. Nothing in this ARTICLE 10 will impair the claims of, or payments to, the Trustee under or pursuant to SECTION 4.7 hereof. The Trustee in its individual or any other capacity may hold Senior Obligations with the same rights it would have if it were not the Trustee.

SECTION 10.10 Authorization to Effect Subordination. Each Holder, by the Holder’s acceptance of the Securities, authorizes and directs the Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this ARTICLE 10, and appoints the Trustee to act as such Holder’s attorney-in-fact for any and all such purposes. If the Trustee (or any other Person acting on behalf of and at the direction of the Majority Holders) does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in SECTION 8.2 hereof at least thirty (30) days before the expiration of the time to file such claim, the representatives of the Senior Obligations are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Securities.

SECTION 10.11 Amendments. The provisions of this ARTICLE 10 are expressly made for the benefit of the holders from time to time of the Senior Obligations, and may not be amended or modified without the written consent of the representatives of the holders of all Senior Obligations.

SECTION 10.12 Subordination Language to be Included in the Securities. Each Security shall contain a subordination provision which will be substantially in the following form:

“The Securities of this series are subordinated in right of payment, in the manner and to the extent set forth in the CVR Agreement, to the prior payment in full of all Senior Obligations of the Company (as defined in the CVR Agreement). Each Holder by accepting a Security agrees to such subordination and authorizes the Trustee to give it effect.”

40

IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

COMMUNITY HEALTH SYSTEMS, INC.

By:
Name:
Title:

[TRUSTEE], as the Trustee

By:
Name:
Title:

ANNEX A

THE SECURITIES OF THIS SERIES ARE SUBORDINATED IN RIGHT OF PAYMENT, IN THE MANNER AND TO THE EXTENT SET FORTH IN THE CVR AGREEMENT, TO THE PRIOR PAYMENT IN FULL OF ALL SENIOR OBLIGATIONS OF THE COMPANY (AS DEFINED IN THE CVR AGREEMENT). EACH HOLDER BY ACCEPTING A SECURITY AGREES TO SUCH SUBORDINATION AND AUTHORIZES THE TRUSTEE TO GIVE IT EFFECT.

COMMUNITY HEALTH SYSTEMS, INC.

No.              Certificate for                  Contingent Value Rights

This certifies that [            ], or registered assigns (the “Holder”), is the registered holder of the number of Contingent Value Rights (“CVRs” or “Securities”) set forth above. Each CVR entitles the Holder, subject to the provisions contained herein and in the CVR Agreement referred to on the reverse hereof, to payments from Community Health Systems, Inc., a Delaware corporation (the “Company”), in the amounts and in the forms determined pursuant to the provisions set forth on the reverse hereof and as more fully described in the CVR Agreement referred to on the reverse hereof. Such payments shall be made on a CVR Payment Date, as defined in the CVR Agreement referred to on the reverse hereof.

Payment of any amounts pursuant to this CVR Certificate shall be made only to the registered Holder (as defined in the CVR Agreement) of this CVR Certificate. Such payment shall be made in the Borough of Manhattan, The City of New York, New York, or at any other office or agency maintained by the Company outside of the City of New York, New York for such purpose, in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, the Company may pay such amounts by wire transfer or check payable in such money. [TRUSTEE] has been initially appointed as Paying Agent at its office or agency in the Borough of Manhattan, The City of New York, New York.

Reference is hereby made to the further provisions of this CVR Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this CVR Certificate shall not be entitled to any benefit under the CVR Agreement, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

COMMUNITY HEALTH SYSTEMS, INC.

By:
Name:
Title:
Dated:

Attest:
Authorized Signature

[Form of Reverse of CVR Certificate]

1. This CVR Certificate is issued under and in accordance with the Contingent Value Rights Agreement, dated as of [—], 2013 (the “CVR Agreement”), by and between the Company and [—], a [—], as trustee (the “Trustee,” which term includes any successor Trustee under the CVR Agreement), and is subject to the terms and provisions contained in the CVR Agreement, to all of which terms and provisions the Holder of this CVR Certificate consents by acceptance hereof. The CVR Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the CVR Agreement for a full statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the CVRs. All capitalized terms used in this CVR Certificate without definition shall have the respective meanings ascribed to them in the CVR Agreement. Copies of the CVR Agreement can be obtained by contacting the Trustee.

2. In the event of any conflict between this CVR Certificate and the CVR Agreement, the CVR Agreement shall govern and prevail.

3. Subject to the terms and conditions of the CVR Agreement, on the CVR Payment Date, the Company shall pay to the Trustee, for the benefit of the Holder hereof as of the applicable record date, for each CVR represented hereby, the CVR Payment Amount.

4. Payment of any amounts pursuant to the CVRs, if any, shall be payable by the Company in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, the Company may pay such amounts by its check or wire transfer payable in such money. [TRUSTEE] has been initially appointed as Paying Agent at its office or agency in the Borough of Manhattan, The City of New York.

5. If a Breach occurs and is continuing, either the Trustee may or the Acting Holders, by notice in writing to the Company and to the Trustee shall, bring suit in accordance with the terms and conditions of the CVR Agreement to protect the rights of the Holders, including to obtain payment of all amounts then due and payable, with interest at the Breach Interest Rate from the date of the Breach through the date payment is made or duly provided for.

6. No reference herein to the CVR Agreement and no provision of this CVR Certificate or of the CVR Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay any amounts determined pursuant to the terms hereof and of the CVR Agreement at the times, place and amount, and in the manner, herein prescribed.

7. As provided in the CVR Agreement and subject to certain limitations therein set forth, the transfer of the CVRs represented by this CVR Certificate is registrable on the Security Register, upon surrender of this CVR Certificate for registration of transfer at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new CVR Certificates, for the same amount of CVRs, shall be issued to the designated transferee or transferees. The Company hereby initially designates the office of [TRUSTEE] at [—] as the office for registration of transfer of this CVR Certificate.

8. As provided in the CVR Agreement and subject to certain limitations therein set forth, this CVR Certificate is exchangeable for one or more CVR Certificates representing the same number of CVRs as represented by this CVR Certificate as requested by the Holder surrendering the same.

9. No service charge shall be made for any registration of transfer or exchange of CVRs, but the Company may require payment of a sum sufficient to cover any documentary, stamp or similar tax or other similar governmental charge payable in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 3.4, 3.6 or 6.6 of the CVR Agreement not involving any transfer.

10. Prior to the time of due presentment of this CVR Certificate for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this CVR Certificate is registered as the owner hereof for all purposes, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

11. Neither the Company nor the Trustee has any duty or obligation to the Holder of this CVR Certificate, except as expressly set forth herein or in the CVR Agreement.

12. As provided in the CVR Agreement and subject to certain limitations therein set forth, the rights of the Holder of this CVR Certificate shall terminate on the CVR Payment Date.

13. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. THIS CVR CERTIFICATE AND THE CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR CERTIFICATE AND THE CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR CERTIFICATE AND THE CVR AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR CERTIFICATE AND THE CVR AGREEMENT OR AS AN INDUCEMENT TO ACCEPT THIS CVR CERTIFICATE) OR THE SECURITIES, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS CVR CERTIFICATE AND THE CVR AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR CERTIFICATE AND THE CVR AGREEMENT

(INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS CVR CERTIFICATE AND THE CVR AGREEMENT OR AS AN INDUCEMENT TO ACCEPT THIS CVR CERTIFICATE), OR THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. ANY CONTROVERSY WHICH MAY ARISE UNDER THE CVR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF THE HOLDERS BY ACCEPTANCE OF THIS CVR CERTIFICATE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE CVR AGREEMENT OR THE SUBJECT MATTER THEREOF. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS CVR AGREEMENT, IN NO EVENT SHALL THE COMPANY BE RESPONSIBLE TO ANY HOLDER FOR ANY CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the CVR Certificates referred to in the within-mentioned CVR Agreement.

[—], as the Trustee

By:
Authorized Signatory

Dated:

Exhibit 99.1

COMMUNITY HEALTH SYSTEMS TO ACQUIRE HEALTH MANAGEMENT ASSOCIATES

Combines Highly Complementary Hospital Portfolios to Expand

Geographic Breadth and Increase Benefits from Health Care Reform

FRANKLIN, Tenn. and NAPLES, Fla. – (July 30, 2013) – Community Health Systems, Inc. (NYSE: CYH) (“CHS”) and Health Management Associates, Inc. (NYSE: HMA) (“HMA”) announced today that they have entered into a definitive merger agreement pursuant to which CHS will acquire HMA for approximately $7.6 billion, including the assumption of approximately $3.7 billion of indebtedness. When completed, CHS would own or operate approximately 206 hospitals in 29 states with a total bed count of over 31,000.

Under the terms of the agreement, CHS will acquire all of the issued and outstanding common stock of HMA for a combination of cash and CHS stock currently valued at $13.78 per HMA share, based on CHS’ closing stock price as of July 29, 2013, and consisting of $10.50 per share in cash plus 0.06942 of a share of CHS common stock for each HMA share. HMA shareholders will own approximately 16 percent of the shares of the combined company following the close of the transaction.

In addition to the cash and stock consideration, HMA shareholders would also receive one Contingent Value Right (CVR) for each HMA share they own, which could yield additional cash consideration of up to $1.00 per share, depending on the outcome of certain matters described in HMA’s public filings under the “Legal Proceedings” section.

The merger agreement was unanimously approved by the Board of Directors of CHS. HMA’s Board of Directors also unanimously approved the agreement and recommends that its stockholders approve the merger.

“This compelling transaction provides a strategic opportunity to form a larger company with a diverse portfolio of hospitals that is well positioned to realize the benefits of health care reform and to address the changing dynamics of our industry,” said Wayne T. Smith, Chairman, President and CEO of Community Health Systems. “Our complementary markets and the ability to form networks in key states, along with the synergies that will be available to us, can create value for the shareholders of our companies, the communities we serve, our employees and medical staffs. We look forward to working with the physicians and employees of HMA to advance the commitment shared across both organizations to pursue clinical excellence and to deliver quality care for patients.”

-MORE-

CHS to Acquire Health Management Associates

July 30, 2013

William J. Schoen, Chairman of the Board of Health Management Associates, said, “This agreement represents the successful conclusion of the strategic review process that our Board of Directors commenced at the end of last year, during which we evaluated several alternatives, including remaining independent and potential transactions with other strategic parties. Our agreement with CHS provides substantial value to our shareholders. The cash and stock consideration represents an 8.3x multiple of trailing cash flow, which is higher than the multiple paid in the most recent industry transaction, and a significant premium to what we believe would be the unaffected trading price of our shares. Shareholders will receive immediate value in cash, as well as CHS stock that will allow them to participate in the future growth of a true industry leader. We are pleased that this combination will create an even stronger organization for the benefit of our patients, physicians, associates and the communities we serve.”

CHS expects the transaction to have a neutral impact on its earnings per share in the first year following the close of the transaction and also expects the transaction to be significantly accretive to earnings per share thereafter.

The transaction is expected to close by the end of the first quarter of 2014 and is subject to approval by a 70 percent vote of HMA’s stockholders, antitrust clearance, receipt of other regulatory approvals, the absence of certain adverse developments, and customary closing conditions. The transaction is not subject to a financing condition. CHS has received financing commitments from BofA Merrill Lynch, Credit Suisse, and certain of their affiliates.

BofA Merrill Lynch and Credit Suisse are acting as financial advisors to CHS, and Kirkland & Ellis LLP is acting as its legal advisor.

Morgan Stanley & Co. LLC is acting as financial advisor to HMA, and Weil, Gotshal & Manges LLP is acting as its legal advisor.

Transaction Webcast

Details of the transaction will be discussed on a webcast at 8:30 a.m. Eastern Time, today, July 30, 2013. The webcast and accompanying slide set may be accessed through the CHS website at www.chs.net.

About CHS

Located in the Nashville, Tennessee, suburb of Franklin, Community Health Systems, Inc. is one of the largest publicly-traded hospital companies in the United States and a leading operator of general acute care hospitals in non-urban and mid-size markets throughout the country. Through its subsidiaries, CHS currently owns, leases or operates 135 hospitals in 29 states with an aggregate of approximately 20,000 licensed beds. Its hospitals offer a broad range of inpatient and outpatient medical and surgical services. Shares in Community Health Systems, Inc. are traded on the New York Stock Exchange under the symbol “CYH.”

-MORE-

CHS to Acquire Health Management Associates

July 30, 2013

About HMA

Health Management Associates, Inc., through its affiliates, owns and manages hospitals and ambulatory surgery centers in small cities and selected larger urban markets. HMA currently operates 71 hospitals in 15 states with approximately 11,000 licensed beds. Shares in Health Management Associates are traded on the New York Stock Exchange under the symbol “HMA.”

Important Information and Where to Find It

CHS intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of HMA and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.

CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

-MORE-

CHS to Acquire Health Management Associates

July 30, 2013

Forward-Looking Statements

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts. Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties. Actual future events or results may differ materially from these statements. Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions. Additional risks and factors that may affect results are set forth in HMA’s and CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.

CONTACTS: Community Health Systems

Investors: W. Larry Cash Executive Vice President & Chief Financial Officer 615-465-7000	Media: Tomi Galin Vice President, Corporate Communications 615-628-6607

Health Management Associates

Investors: Robert Farnham	Media: Eric Waller
Senior Vice President, Finance	Chief Marketing Officer
239-598-3131	239-596-3124

-END-

Acquisition of Health Management Associates:
Acquisition of Health Management Associates:
A Compelling Opportunity for Value Creation
A Compelling Opportunity for Value Creation
July 30, 2013
July 30, 2013
Exhibit 99.2

1
1 1
Forward-Looking Statements
Forward-Looking Statements
Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements regarding the expected timing of the completion of the merger, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and other statements that are not historical facts.  Such statements are based on the views and assumptions of the management of CHS and HMA and are subject to significant risks and uncertainties.  Actual future events or results may differ materially from these statements.  Such differences may result from the following factors: the ability to close the transaction on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the receipt of governmental approvals; the risk that the benefits of the transaction, including cost savings and other synergies may not be fully realized or may take longer to realize than expected; the impact of the transaction on third-party relationships; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions.  Additional risks and factors that may affect results are set forth in HMA’s and
CHS’s filings with the Securities and Exchange Commission, including each company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012.
The forward-looking statements speak only as of the date of this communication. Neither CHS nor HMA undertakes any obligation to update these statements.
The presentation also contains certain non-GAAP financial measures. This presentation and the Company’s earning releases for the quarter and year ended December 31, 2012, and the quarter and six months ended June 30, 2013, located on the company’s investor relations page at www.chs.net, include a reconciliation of the difference between certain non-GAAP financial measures with the most directly comparable financial measure calculated in accordance with
GAAP. These non-GAAP financial measures should not be considered an alternative to the GAAP financial measures.
References to “Company” or “CHS” used herein refer to Community Health Systems, Inc. and its affiliates, unless otherwise stated or indicated by context. References to “HMA” used herein refer to Health Management Associates, Inc.
and its affiliates, unless otherwise stated or indicated by context.

2
2 2
Important Information and Where to Find It
Important Information and Where to Find It
Community Health Systems, Inc. (“CHS”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Health Management Associates, Inc. (“HMA”)
and a prospectus of CHS relating to the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN
THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHS, HMA AND THE
MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, stockholders will be able to obtain copies of the registration statement and proxy statement/prospectus (when they become available) and other documents filed with the SEC from CHS’s website at www.chs.net or and HMA’s website at www.hma.com or by directing such request to CHS at 4000 Meridian Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or
to HMA at 5811 Pelican Bay Boulevard, Naples, Florida 34108, Attention: Investor Relations.
CHS, HMA and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding CHS’s directors and executive officers is available in CHS’s proxy statement filed with the SEC on April 5, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding HMA’s directors and executive officers is available in (i) HMA’s proxy statement filed with the SEC on April 8, 2013 in connection with its 2013 annual meeting of stockholders and (ii) HMA’s consent revocation statement filed with the SEC on July 19, 2013 in response to the consent solicitation conducted by
Glenview Capital Partners, L.P. and certain of its affiliates. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3
3 3
3
Transaction Summary
Transaction Summary
CHS is acquiring HMA for an aggregate purchase price of $7.6bn plus a contingent value right
(“CVR”) of up to ~$270mm
Total consideration:
$13.78 per share before CVR
Consideration mix:
Cash:
$10.50 per share
Stock: 0.06942 shares of CHS stock per HMA share,
or $3.28 based on CHS’ stock price of $47.23
as of 7/29/13
CVR: Up to $1.00 per share
Pro forma ownership:
CHS:
84%
HMA:
16%
$150mm – $180mm of annual synergies expected within 2.5 years
Committed financing by Bank of America Merrill Lynch and Credit Suisse
Leverage ratio post-closing projected to return to current levels within 12 – 18 months
Transaction unanimously approved by both Boards of Directors
Expected to close by end of Q1 2014

4
4 4
4
Compelling Strategic Rationale
Compelling Strategic Rationale
Unique opportunity
to acquire well
developed hospital
system
•
71 facilities spread across attractive non-urban and suburban markets
•
Complementary geographic fit
Establishes largest
hospital footprint
Creates platform
well positioned for
Health Care Reform
•
206 facilities across 29 states
•
Enhances economies of scale and operating efficiencies
•
Strengthens hospital and physician networks
•
Adds highly accredited hospitals to existing portfolio
69 Joint Commission accredited with Gold Seal of Approval
18 received chest pain center accreditation by Society of Cardiovascular
Patient Care
•
Pro forma, 91 hospitals (~45%) named Top Performers on Key Quality Measures by
The Joint Commission
•
Supported by CHS’ successful track record of acquiring and integrating hospitals/systems
•
Successfully integrated Triad – $5bn revenue company
•
Expect breakeven EPS year 1; meaningfully accretive thereafter
Excluding amortization of asset write-up (cash EPS), single-digit accretion in year 1
•
Modest increase in leverage post-closing; de-levers meaningfully within 12–18 months
Apply best practices
to maximize synergy
potential
Financially attractive
transaction

5
5 5
($MM)
Revenues
EBITDA
($MM)
HMA Revenue and EBITDA Performance
Note: Revenues before adjustments for bad debt  and do not reflect the accounting change.
0
1,500
3,000
4,500
6,000
7,500
2008 2009 2010 2011 2012
$4,302
$4,536
$5,092
$5,804
$6,753
0
250
500
750
1,000
2008 2009 2010 2011 2012
$623
$678
$732
$826
$963

($MM)
15,000
12,500
10,000
7,500
5,000
2,500
0
22% CAGR
$622
$742
$855
$1,052
$1,306
$1,531
$2,039
$2,677
$3,204
$3,738
$4,180
$7,127
$10,840
$12,108
$12,623
$13,626
$14,988
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

2,000
1,750
1,500
1,250
1,000
750
500
250
0
20% CAGR
$108
$122
$166
$203
$251
$291
$349
$429
$494
$573
$572
$827
$1,525
$1,671
$1,761
$1,837
$1,978
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

6
6 6
Revenues
EBITDA **
($MM)
CHS Has Successfully Grown the Company
** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements for the six months ended June 30, 2013 and 2012.  For purposes of this presentation, EBITDA means Adjusted EBITDA.
Note: Revenues before adjustments for bad debt  and do not reflect the accounting change.
2010, 2011, and 2012 net operating revenues after bad debt was $11,092, $11,906, and $13,029, respectively.
Revenue and EBITDA for 2009 and prior years have not been adjusted for discontinued operations.
2007 amounts include adjustments for change in estimate taken inQ407.
2006 EBITDA excludes increase in allowance for doubtful accounts of $65 million taken in Q306.

7
7 7
7
Combined Company
Combined Company
Note: Revenues based on twelve months ended 6/30/13.
($ in millions)
CHS Pro Forma HMA
Revenues $13,037 $18,905
Hospitals 135 206
States 29 29
Licensed Beds
20,176
31,241 11,065
71
15
$5,868

8
8 8
8
HMA has an Attractive Portfolio of Hospitals
HMA has an Attractive Portfolio of Hospitals
Cardiology / Respiratory
General Practices
Oncology
Orthopedic
Renal
Surgery
Women's Health
Hospitals = 71
Clinics = 472
Behavioral Health
Neurology
Neurosurgery
Others
Pediatrics
Urgent Care
•
71 facilities with over 11,000 beds in 15 states
•
Non-urban focus primarily in southeastern US
•
Establishing broad delivery models in several key markets
Source: HMA website.
Note: Pro forma for recent acquisition of Bayfront.

9
9 9
9
Complementary Geographic Fit
Complementary Geographic Fit
CHS
HMA
Overlapping States
23
2
2 8
2
9
3
2
1 3
2
2
10 2
3 1
7
3
2 6
9 11
1 17
2 2
1
3
1
3
1
1
1
4
6
3
9
9
1
3
1
3 17
4
IN
206 hospitals with over 31,000 beds across 29 states
Note: Pro forma for recent HMA acquisition of Bayfront.
Top 5 states Pro forma 2012 revenue
Florida 12%
Pennsylvania 11%
Texas 9%
Tennessee 8%
Indiana 8%
Total 48%
FL
PA
TX
TN

10
10 10
Strong Market Presence and Diversification
Strong Market Presence and Diversification
•
13 states with revenue greater than $500 million
—
Over 75% of CHS’ and 85% of HMA’s hospital revenues from these markets
PF 2012 Combined
($ in millions)
CHS HMA Combined Revenue %
Florida 2 23 25 $2,320 12%
Pennsylvania 17 3 20 2,095 11%
Texas 17 1 18 1,780 9%
Tennessee 11 9 20 1,475 8%
Indiana 9 – 9 1,460 8%
Alabama 9 2 11 1,115 6%
Mississippi 2 10 12 1,070 6%
Arkansas 8 2 10 775 4%
South Carolina 6 2 8 690 4%
Illinois 9 – 9 685 4%
Washington 2 2 4 670 4%
Oklahoma 3 7 10 600 3%
Arizona 4 – 4 545 3%
Total 99 61 160 $15,275 80%
Hospitals

11
11 11
CHS Commitment to Quality
CHS Commitment to Quality
Consistent improvement in inpatient core measures
Significant reductions in readmissions and hospital acquired conditions
4Q 2008 4Q 2009 4Q 2010 4Q 2011
4Q 2012
Readmission Rates
AMI down 23.0%
HF down 20.1%
Pneumonia down 17.8%
19.8%
Combined
Decrease
Hospital Acquired Conditions
Selected Measures:
11.7% reduction in pressure ulcers
27.5% reduction in central line associated infections
18.1% Reduction in catheter associated UTIs
16.3%
Combined
Decrease
in all
HACs
2011-2012
2011-2012
* For consistency, new Core Measures mandated as of 2012 not represented.
91.9%
95.4%
96.6%
97.6%
98.9%

12
12 12
CHS Physicians –
CHS Physicians –
Trusted Partners in Care
Trusted Partners in Care
employed physicians
physician satisfaction rate
employed physician practice locations
Physician
Leadership
• Physician Leadership Groups in affiliated hospitals
• Annual Chiefs of Staff Meeting
• Physician Advisory Boards in Selected Specialties
physicians serving on affiliated medical staffs
17,000
2,500
89%

13
13 13
Cleveland Clinic National Strategic Alliance
Cleveland Clinic National Strategic Alliance
•
Vast National
Hospital Network
•
Growing Physician
Base
•
Recognized for
Operational
Excellence
•
Financial Strength
and Success
•
Nationally Acclaimed
Academic Medical
Center
•
Aligned Physician
Strategy
•
Sophisticated
Clinical Expertise
•
Innovative Approaches
to Patient Care
CHS
Collaboration
to identify
synergies and
develop
solutions for
the changing
health care
landscape

UF&Shands
The University of Florida Academic Health Center

athenahealth

THE UNIVERSITY OF
MISSISSIPPI
MEDICAL CENTER

Florida Blue

NOVANT HEALTH

INTEGRIS Health

ORLANDO HEALTH

14 14 14 HMA Regional Clinical Affiliations and Strategic Partners HMA Regional Clinical Affiliations and Strategic Partners Hospital Clinical Affiliations Selected Strategic Partners (Oklahoma)

15
15 15
CHS Growth Through Acquisitions
CHS Growth Through Acquisitions
* Excludes a small number of divestures.
Focused on
State Network
Development,
Clinical
Excellence
and Value
in Order to
Succeed in
the Era of
Health Care
Reform
2013-Future
Select
Divestitures
Strategic
Acquisitions
Development
of Integrated
Networks
2008-2012
50+ Hospitals
Added in
Triad
Hospitals
Acquisition
Larger, More
Competitive
Markets
2007
Significant
Growth
through
Acquisitions
IPO on the
NYSE in
2000
1997-2006
Collection
of Small
Rural
Hospitals
Sole
Community
Providers
1985-1996
1996  Number of
Hospitals: 36
2006  Number of
Hospitals: 77
Number of Hospitals
following Triad
Acquisition: 128
2012  Number
of Hospitals: 135

Net Revenue*
17.3%
$9,849
$11,551
Trailing
Actual 2012
2011 - 4 hospitals
2010 - 4 hospitals
2009 - 3 hospitals
2008 - 2 hospital
2007 - 2 hospitals & Triad
2006 - 7 hospitals
2005 - 4 hospitals
2004 - 2 hospitals
2003 - 10 hospitals
2002 - 6 hospitals
1997 - 2001 - 21 hospitals
65 hospitals acquired since 1997, excluding Triad (~50 hospitals)
EBITDA **
99.8%
$884
$1,766 (a)
Trailing
Actual 2012

16
16 16
16
CHS has a History of Successfully Integrating Acquisitions
CHS has a History of Successfully Integrating Acquisitions
** See the Unaudited Supplemental Information contained in this presentation for a definition of EBITDA and a reconciliation of Adjusted EBITDA, as defined, to our net cash provided by operating activities as derived directly from our consolidated financial statements. For purposes of this presentation, EBITDA means Adjusted EBITDA.
*
Revenues have not been restated to reflect the change in bad debt.

17
17 17
Recent Acquisitions Provide Opportunity to Improve
Recent Acquisitions Provide Opportunity to Improve
Profitability and Drive Growth
Profitability and Drive Growth
CHS HMA Total
Number of hospitals acquired
4 5 9
8
5
1
19
4 12
4 9
– 1
12 31
~$1.4bn ~$1.3bn ~$2.7bn
2010
Revenue
acquired
since 2010
2011
2012
2013
Total

18
18 18
•
Acquisitions
•
Ancillary Services
—
Pharmacy
—
Laboratory
—
Surgery
—
Imaging
•
Billing and Collections
•
Compliance
•
Community Cares
•
Customer Service
•
ER Management
•
Executive Recruitment
•
Facilities Management
•
Financial Reporting and Control
•
Group Purchasing
•
Health Information Management
•
Home Health
•
Information Systems
•
Insurance Programs
•
Joint Commission
•
Legal Services
•
Managed Care
•
Marketing
•
Patient and Physician Satisfaction
•
Physician Advisory and Leadership
Board
•
Physician Recruiting and Support
•
Quality & Clinical Transformation
•
Revenue Strategies
•
Senior Circle
•
Specialty Services
Improve Hospital Operations
Improve Hospital Operations

19
19 19
Name Title
Years of
Industry
Experience Background
Wayne T. Smith Chairman, President and CEO 30+ President and Chief Operating Officer at Humana
W. Larry Cash Executive Vice President and CFO 30+
Vice President and Group CFO at HCA;
Senior Vice President of Finance & Operations at Humana
Rachel A. Seifert Executive Vice President, Secretary
and General Counsel
20
William S. Hussey President, Division IV 30+
David L. Miller President, Division I 30+
Thomas D. Miller President, Division V 20
Michael T. Portacci President, Division II 25
Joined as Hospital CEO in 1987;
Became Group VP in 1991
Martin D. Smith President, Division III 15
Joined as Hospital CEO in 1998 and became Division III VP
of Operations in 2005; Various positions with HMA
T. Mark Buford Senior Vice President –
Internal Audit
25
Joined as Corporate Controller in 1986 and became Chief Accounting Officer in
1988 and Senior Vice President – Internal Audit in 2012
Larry M. Carlton Senior Vice President –
Revenue Management
30
Director of Health Financing with Humana, Galen and HCA
Kenneth D. Hawkins
and Development
20
Barbara Paul, MD Senior Vice President &
Chief Medical Officer
20
Martin G. Schweinhart 25
CFO of Denver and Kentucky Divisional Markets;
Various positions with HCA and Humana
J. Gary Seay Senior Vice President &
Chief Information Officer
25
Vice President – Cigna;
Various positions with Humana
Lynn T. Simon, MD Senior Vice President &
Chief Quality Officer
20
Senior Vice President & Chief Medical Officer –
Jewish Hospital & St. Mary’s HealthCare in Louisville, Kentucky
Kevin J. Hammons Vice President &
Chief Accounting Officer
15
Various positions with Ernst & Young.;  joined as Director of Financial
Reporting in 1997, became Vice President of Financial Reporting in 2005 and
Chief Accounting Officer in 2012
Deep and Experienced Management Team
Deep and Experienced Management Team
Senior Vice President – Acquisitions
Senior Vice President – Operations
Joined as AVP in 2001; Divisional President – Tampa Bay Division, HCA
Divisional Vice President – HMA; Various positions with Humana
President & CEO – Lutheran Health; CEO of Tri Cities Market in northeast
Tennessee CEO of Tri Cities Market in northeast Tennessee
Vice President of Development – Champion Healthcare
Director of Quality Measurement & Health Assessment Group – CMS
Department of HHS
Vice President – Legal Operations, HCA

Triad Facilities

Margin Improvement

+280 bps
12.0%
14.8%
LTM 6/30/07
Pre-acquisition
CY 2009

20
20 20
20
CHS Management Significantly Improved Triad’s
CHS Management Significantly Improved Triad’s
Operating Results
Operating Results
Substantial corporate cost savings and
purchasing synergies achieved
–
First Calendar Year: $145mm
–
Peak Synergies: Over $275mm
Recruited ~2,400 physicians to Triad
facilities since acquisition
Focused CapEx on high ROI projects
Delevered ~1.5x Debt/EBITDA within
2.5 years

21
21 21
21
Attractive Financial Profile
Attractive Financial Profile
•
Expect to realize $150mm – $180mm of annual synergies within 2.5 years
Over 40% expected to be realized in year 1
•
Expect transaction to be break-even EPS in year 1; meaningfully accretive thereafter
Excluding amortization of asset write-up (cash EPS), single-digit accretion in year 1
•
Pro forma debt / EBITDA mid-5x and expected to return to current levels within
12–18 months post closing
•
Committed to deleveraging balance sheet
•
Overhead reduction
•
Supply management
•
Case management
•
Revenue cycle management
Run-rate Synergies
$150mm – $180mm

22
22 22
22
Contingent Value Right (CVR)
Contingent Value Right (CVR)
•
HMA shareholders may receive up to $1.00 per share in cash less
90% of any Losses post CHS’ deductible of $18mm
–
Losses are defined as legal expenses, fees, fines and settlement amounts relating to HMA’s Existing Litigation with DOJ, SEC and related litigation and claims
•
First $18mm of costs related to Losses would not reduce the CVR payment amount
•
After the first $18mm of Losses, the CVR payment amount would be reduced by 90% of such Losses
•
Settled in cash after CVR Payment Date which is the final resolution of all Existing Litigation

23
23 23
Imperatives of Health Care Reform
Imperatives of Health Care Reform
23
* Congressional Budget Office: July 2012
*
Commit to
Quality
Deliver Care
More
Efficiently
Build
Services and
Infrastructure
for Value-
Based Care
Clinical
Integration &
Collaboration
14 Million Newly Insured
Patients in 2014

24
24 24
24
Next Steps
Next Steps
•
Regulatory approval process
–
Hart-Scott-Rodino
–
State and local approvals as required
•
HMA shareholder vote
–
70% vote required
–
HMA shareholders own ~60% of CHS’ stock today
–
Break-up fees exist
•
Prior integration experience will be helpful
•
Closing expected by end of Q1 2014

25
25 25
25
Transaction Enhances Shareholder Value
Transaction Enhances Shareholder Value
•
Increased scale
•
Complementary geographic fit
•
Strong market presence and diversification
•
Network opportunities
•
Synergies
•
Attractive financial profile
•
History of successfully integrating acquisitions

26
26 26
Unaudited Supplemental Information
Unaudited Supplemental Information
EBITDA consists of net income attributable to CHS before interest, income taxes, and depreciation and amortization.  Adjusted EBITDA is EBITDA adjusted to exclude discontinued operations, gain/loss from early extinguishment of debt and net income attributable to noncontrolling interests.  The Company has from time to time sold noncontrolling interests in certain of its subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions.  The Company believes that it is useful to present adjusted EBITDA because it excludes the portion of EBITDA attributable to these third party interests and clarifies for investors the Company’s portion of EBITDA generated by continuing operations.  The Company uses adjusted EBITDA as a measure of liquidity.  The Company has included this measure because it believes it provides investors with additional information about the Company’s ability to incur and service debt and make capital expenditures.
Adjusted EBITDA is the basis for a key component in the determination of the Company’s compliance with some of the covenants under the Company’s senior secured credit facility, as well as to determine the interest rate and commitment fee payable under the senior secured credit facility.
Adjusted EBITDA is not a measurement of financial performance or liquidity under generally accepted accounting principles.  It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles.  The items excluded from adjusted EBITDA are significant components in understanding and evaluating financial performance and liquidity.  This calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

27
27 27
27
Unaudited Supplemental Information Continued
Unaudited Supplemental Information Continued
The following table reconciles ADJUSTED EBITDA, as defined, to net cash provided by operating activities as derived directly from the condensed consolidated financial statements (in thousands):
2012 2011
Adjusted EBITDA 1,977,715 $           1,836,650 $
Interest expense, net (622,933)                 (644,410)
Provision for income taxes (157,502)                 (137,653)
Loss from operations of entities sold, net of taxes (466)                         (7,769)
Other non-cash expenses, net 70,174                     70,959
Net changes in operating assets and liabilities,
     net of effects of acquisitions and divestitures 13,132                     144,131
Net cash provided by operating activities 1,280,120 $           1,261,908 $
Year Ended
December 31,